Exhibit 99.2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission File Number: 001-38095

Gardner Denver Holdings, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	46-2393770
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices) (Zip Code)

(414) 212-4700
(Registrant’s Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 Par Value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No  ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes  ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).Yes ☒ No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No ☒

The aggregate market value of the registrant’s Common Stock held by non-affiliates of the registrant on June 29, 2018 was approximately $3,155.6 million based on the closing price of such Common Stock on the New York Stock Exchange on such date.

The registrant had outstanding 198,884,808 shares of Common Stock, par value $0.01 per share, as of February 20, 2019.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant’s 2019 Annual Meeting of Stockholders are incorporated by reference in Part III of this report.

i

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K (this “Form 10-K”) may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are subject to the “safe harbor” created by those sections. All statements, other than statements of historical facts included in this Form 10-K, including statements concerning our plans, objectives, goals, beliefs, business strategies, future events, business conditions, results of operations, financial position, business outlook, business trends and other information, may be forward-looking statements. Words such as “estimates,” “expects,” “contemplates,” “will,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “may,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates, and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this Form 10-K. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Form 10-K. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. See “Item 1A. Risk Factors” for more information.

ITEM 1.	BUSINESS

Gardner Denver Holdings, Inc. is a holding company whose operating subsidiaries are Gardner Denver, Inc. (“GDI”) and certain of GDI’s subsidiaries. The holding company and its consolidated subsidiaries are collectively referred to in this Annual Report as “we,” “us,” “our,” “ourselves,” “Company,” or “Gardner Denver.”

Service marks, trademarks and trade names, and related designs or logotypes owned by Gardner Denver or its subsidiaries are shown in italics.

Our Company

We are a leading global provider of mission-critical flow control and compression equipment and associated aftermarket parts, consumables and services, which we sell across multiple attractive end-markets within the industrial, energy and medical industries. We manufacture one of the broadest and most complete ranges of compressor, pump, vacuum and blower products in our markets, which, combined with our global geographic footprint and application expertise, allows us to provide differentiated product and service offerings to our customers. Our products are sold under a collection of premier, market-leading brands, including Gardner Denver, CompAir, Nash, Emco Wheaton, Robuschi, Elmo Rietschle and Thomas, which we believe are globally recognized in their respective end-markets and known for product quality, reliability, efficiency and superior customer service.

These attributes, along with over 155 years of engineering heritage, generate strong brand loyalty for our products and foster long-standing customer relationships, which we believe have resulted in leading market positions within each of our operating segments. We have sales in more than 175 countries and our diverse customer base utilizes our products across a wide array of end-markets, including industrial manufacturing, energy (with particular exposure to the North American upstream land-based market), transportation, medical and laboratory sciences, food and beverage packaging and chemical processing.

Our products and services are critical to the processes and systems in which they are utilized, which are often complex and function in harsh conditions where the cost of failure or downtime is high. However, our products typically represent only a small portion of the costs of the overall systems or functions that they support. As a result, our customers place a high value on our application expertise, product reliability and the responsiveness of our service. To support our customers and market presence, we maintain significant global scale with 41 key manufacturing facilities, more than 30 complementary service and repair centers across six continents and approximately 6,700 employees worldwide as of December 31, 2018.

The process-critical nature of our product applications, coupled with the standard wear and tear replacement cycles associated with the usage of our products, generates opportunities to support customers with our broad portfolio of aftermarket parts, consumables and services. Customers place a high value on minimizing any time their operations are offline. As a result, the availability of replacement parts, consumables and our repair and support services are key components of our value proposition. Our large installed base of products provides a recurring revenue stream through our aftermarket parts, consumables and services offerings. As a result, our aftermarket revenue is significant, representing 39% of total Company revenue and approximately 43% of our combined Industrials and Energy segments’ revenue in 2018.

Our Segments

Our business is comprised of three strategic segments.

Industrials

We design, manufacture, market and service a broad range of air compression, vacuum and blower products, including associated aftermarket parts, consumables and services, across a wide array of technologies and applications for use in diverse end-markets. Compressors are used to increase the pressure of air or gas, vacuum products are used to remove air or gas in order to reduce the pressure below atmospheric levels, and blower products are used to produce a high volume of air or gas at low pressure. Almost every manufacturing and industrial facility, and many service and process industry applications, use air compression, vacuum and blower products in a variety of process-critical applications such as the operation of industrial air tools, vacuum packaging of food products and aeration of waste water, among others.

We offer one of the broadest portfolios of compression, vacuum and blower technology in our markets which we believe, alongside our geographic footprint, allows us to provide differentiated service to our customers globally and maintain leading positions in many of our end-markets. Our compression products cover the full range of technologies, including rotary screw, reciprocating piston, scroll, rotary vane and centrifugal compressors. Our vacuum products and blowers also cover the full technology spectrum; vacuum technologies include side channel, liquid ring, claw vacuum, screw, turbo and rotary vane vacuum pumps among others, while blower technologies include rotary lobe blowers, screw, claw and vane, side channel and radial blowers. The breadth and depth of our product offering creates incremental business opportunities by allowing us to cross-sell our full product portfolio and uniquely address customers’ needs in one complete solution.

We sell our industrial products through an integrated network of direct sales representatives and independent distributors, which is strategically tailored to meet the dynamics of each target geography or end-market. Our large installed base also provides for a significant stream of recurring aftermarket revenue. For example, on average, the useful life of a compressor is between 10 and 12 years. However, a customer typically services the compressor at regular intervals, starting within the first two years of purchase and continuing throughout the life of the product. The cumulative aftermarket revenue generated by a compressor over the product’s life cycle will typically exceed its original cost.

Industrial air compressors represent the largest market in which we compete in our Industrials segment and is a product category for which we believe there is significant potential to drive increased sales of our aftermarket parts, consumables and services. We use our direct salesforce and strong distributor relationships, the majority of which are exclusive to our business for the products that we sell through them, to sell our broad portfolio of aftermarket parts, consumables and services. Within our Industrials segment, we primarily sell through the Gardner Denver, CompAir, Elmo Rietschle and Robuschi brands, as well as other leading brand names.

Energy

We design, manufacture, market and service a diverse range of positive displacement pumps, liquid ring vacuum pumps, compressors and integrated systems, engineered fluid loading and transfer equipment and associated aftermarket parts, consumables and services. The highly engineered products offered by our Energy segment serve customers across upstream, midstream and downstream energy markets, as well as petrochemical processing, transportation and general industrial sectors. We are one of the largest suppliers of equipment and associated aftermarket parts, consumables and services for the energy market applications that we serve.

Our positive displacement pumps are fit-for-purpose to meet the demands and challenges of modern unconventional drilling and hydraulic fracturing activity, particularly in the major basins and shale plays in the North American land market. Our positive displacement pump offering includes mission-critical oil and gas drilling pumps, frac pumps and well servicing pumps, in addition to sales of associated consumables used in the operation of our pumps and aftermarket parts, consumables and services. The products we sell into upstream energy applications are highly aftermarket-intensive, and so we support these products in the field with one of the industry’s most comprehensive service networks, which encompasses locations across all major basins and shale plays in the North American land market. This service network is critical to serving our customers and, by supporting them in the field, to generating demand for new original equipment sales and aftermarket parts, consumables, service and repair sales which in aggregate are often multiples of the cost of the original equipment.

Our liquid ring vacuum pumps and compressors are highly engineered products specifically designed for continuous duty in harsh environments to serve a wide range of applications, including oil and gas refining and processing, mining, chemical processing, petrochemical and industrial applications. Our liquid ring technology utilizes a service liquid to evacuate or compress gas by forming a rotating ring of liquid that acts like a piston to deliver an uninterrupted flow of gas without pulsation. In addition, our engineered fluid loading and transfer equipment and systems ensure the safe and efficient transportation and transfer of petroleum products as well as certain other liquid commodity products to serve a wide range of industries. Similar to our positive displacement pumps business, we complement these products with a broad array of aftermarket parts, service and repair capabilities by leveraging our global network of manufacturing and service locations to meet the diverse needs of our customers. Within our Energy segment, we primarily sell through the Gardner Denver, Nash and Emco Wheaton brands, as well as other leading brand names.

Medical

We design, manufacture and market a broad range of highly specialized gas, liquid and precision syringe pumps and compressors that are specified by medical and laboratory equipment suppliers and integrated into their final equipment for use in applications, such as oxygen therapy, blood dialysis, patient monitoring, laboratory sterilization and wound treatment, among others. We offer a comprehensive product portfolio across a breadth of technologies to address the medical and laboratory sciences pump and fluid handling industry, as well as a range of end-use vacuum products for laboratory science applications. Our product performance, quality and long-term reliability are often mission-critical in healthcare applications. We are one of the largest product suppliers in the medical markets we serve and have long-standing customer relationships with industry-leading medical and laboratory equipment providers. Additionally, many of our Medical segment gas and liquid pumps are also used in other technology applications beyond the medical and laboratory sciences. Within our Medical segment, we primarily sell through the Thomas brand, as well as other leading brand names.

Our Industries and Products

We operate in the global markets for flow control and air compression products for the industrial, energy and medical industries. Our highly engineered products and proprietary technologies are focused on serving specialized applications within these attractive and growing industries.

Industrials

Our Industrials segment designs, manufactures, markets and services a broad range of air compression, vacuum and blower products across a wide array of technologies. Compression, vacuum and blower products are used in a wide spectrum of applications in nearly all manufacturing and industrial facilities and many service and process industries in a variety of end-markets, including infrastructure, construction, transportation, food and beverage packaging and chemical processing.

Compression Products

Sales to industrial end-markets include industrial air compression products, as well as associated aftermarket parts, consumables and services. Industrial air compressors compress air to create pressure to power machinery, industrial tools, material handling systems and automated equipment. Compressed air is also used in applications as diversified as snow making and fish farming, on high-speed trains and in hospitals. Compressors can be either stationary or portable, depending on the requirements of the application or customer.

We focus on five basic types of air compression technologies: rotary screw, reciprocating piston, scroll, rotary vane and centrifugal compressors. Rotary screw compressors are a newer technology than reciprocating compressors and exhibit better suitability for continuous processes due to a more compact size, less maintenance and better noise profile. We believe our reciprocating piston compressors provide one of the broadest ranges of pressures in the market and are supported by increasing demand across wide-ranging attractive end-markets. Scroll compressors are most commonly seen where less oil-free air is needed, and is most commonly used in medical and food applications where the need for pure, clean and precise air is of great importance. Rotary vane compressors feature high efficiency, compact compression technology and can be found throughout all sectors of industry, including automotive, food and beverage, energy and manufacturing with specialist solutions within transit, gas and snow making. Centrifugal compressors are most effective when in applications that demand larger quantities of oil-free air and are utilized across a wide range of industries.

Vacuum Products

Industrial vacuum products are integral to manufacturing processes in applications for packaging, pneumatic conveying, drying, holding / lifting, distillation, evacuation, forming / pressing, removal and coating. Within each of these processes are a multitude of sub-applications. As an example of one such end-process, within packaging, a vacuum will be used on blister packaging, foil handling, labeling, carton erection, stacking and palletizing (placing, stacking or transporting goods on pallets), as well as central vacuum supply for entire packaging departments. Management believes that we hold a leading position in our addressable portion of the global vacuum products market.

We focus on five basic types of vacuum technologies: side channel, liquid ring, claw vacuum, screw and rotary vane vacuum pumps. Side channel vacuum pumps are used for conveying gases and gas-air mixtures in a variety of applications, including laser printers, packaging, soil treatment, textiles and food and beverage products. Liquid ring vacuum pumps are used for extreme conditions, which prevail in humid and wet processes across ceramics, environmental, medical and plastics applications. Claw vacuum pumps efficiently and economically generate contact-free vacuum for chemical, environmental and packaging applications. Screw vacuum pumps are a dry running technology used to reduce the carbon footprint and life cycle costs in drying and packaging applications. Rotary vane vacuum pumps are used for vacuum and combined pressure and vacuum applications in the environmental, woodworking, packaging and food and beverage end-markets.

Blower Products

Blower products are used for conveying high volumes of air and gas at various flow rates and at low pressures, and are utilized in a broad range of industrial and environmental applications, including waste water aeration, biogas upgrading and conveying, pneumatic transport and dehydrating applications for food and beverage, cement, pharmaceutical, petrochemical and mobile industrial applications. We also design, manufacture, market and service frac sand blowers within our Industrials segment. In many cases, blowers are a core component for the operation of the entire end-users’ systems. Management believes that we hold a leading position in our addressable portion of the global blower products market.

We focus on several key technologies within blower products: rotary lobe, screw, claw and vane, turbo, side channel and radial blowers. Rotary lobe blowers, screw blowers and claw and vane blowers are positive displacement technologies that have the ability to consistently move the same volume of gas or air and vary the volume flow according to the speed of the machine itself enabling it to adapt the flow condition in a flexible manner despite pressure in the system. Turbo blowers and side channel and radial blowers are dynamic technologies that have the ability to accelerate gas or air through an impeller and transform their kinetic energy at the discharge with some limitation on flexibility.

Energy

Our Energy segment designs, manufactures, markets and services a diverse range of positive displacement pumps, liquid ring vacuum pumps, compressors and integrated systems, engineered fluid loading and transfer equipment and associated aftermarket parts, consumables and services for a number of attractive, growing market sectors with energy exposure, spanning upstream, midstream, downstream and petrochemical applications. The high cost of failure in these applications makes quality and reliability key purchase criteria for end-users and drives demand for our highly engineered and differentiated products.

Upstream

Through the manufacture and aftermarket service of pumps and manufacture of associated aftermarket parts and consumables used in drilling, hydraulic fracturing and well servicing applications, our Energy segment is well-positioned to capitalize on an upstream recovery, particularly in the North American land-based market, where our customers include market-leading hydraulic fracturing (also known as pressure pumping) and contract drilling service companies, as well as certain other types of well service companies. Sales to upstream energy end-markets consist of positive displacement pumps and associated aftermarket parts, most notably fluid ends, as well as consumables and services.

•	Positive displacement pumps in the upstream energy end-market primarily move fluid to assist in drilling, hydraulic fracturing and well servicing applications. The majority of positive displacement pumps we sell are frac pumps, which experience significant service intensity during use in the field and, as such, typically have useful life spans of approximately four to six years before needing to be replaced. During that useful life, such pumps will need to receive intermittent repairs as well as major overhauls. In addition, we also sell positive displacement pumps that are used in drilling and well servicing applications.
•	Fluid ends are a key component of positive displacement pumps that generate the pumping action, along with other parts, such as plungers, and consumables, such as valves, seats and packing, which pressurizes the fluid, in the case of drilling or well servicing applications, or fluid and proppant mixture, in the case of hydraulic fracturing, and propels such fluid or mixture out of the pump and into a series of flow lines that distribute the fluid or mixture into the well. Fluid ends are incorporated in original equipment pumps, and due to the highly corrosive nature of the fluids and the abrasive nature of the proppants used in hydraulic fracturing operations, need to be frequently replaced.

The level of profitability at which new wells can be drilled is a primary driver of drilling and completions activities, including hydraulic fracturing. Thus, demand for our Energy and Industrials products exposed to the upstream energy industry is driven by the prices of crude oil and natural gas, and the intensity and activity levels of drilling and hydraulic fracturing.

Midstream and Downstream

Sales to midstream and downstream energy end-markets consist of liquid ring vacuum pumps and compressors and integrated systems, engineered fluid loading and transfer equipment and associated aftermarket parts and services. Our downstream energy business contributes a larger share of revenue and profitability than our midstream energy business.

We focus on two basic types of midstream and downstream energy equipment: fluid transfer equipment and liquid ring vacuum pumps and compressors, which are employed in the midstream and downstream markets, respectively.

•	Fluid transfer equipment, including fluid loading systems, tank truck and fleet fueling products and couplers: Fluid loading systems are used in the transfer and loading of hydrocarbons and certain other liquid commodity products in marine and land applications. Tank truck and fleet fueling products allow for safe transfer of liquid products without spillage or contamination while safeguarding the operator and the environment. Operators use Dry-Break® technology couplers and adapters to provide a secure connection for the transfer of liquid products without spillage or contamination while safeguarding the operator and the environment.
•	Liquid ring vacuum pumps and compressors: Liquid ring vacuum pumps and compressors are designed for continuous duty in harsh environments, including vapor and flare gas recovery equipment (which recovers and compresses certain polluting gases to transmit them for further processing), primarily in downstream applications. The liquid ring technology utilizes a service liquid, typically water, oil or fuel, to evacuate or compress gas by forming a rotating ring of liquid that follows the contour of the body of the pump or compressor and acts like a piston to deliver an uninterrupted flow of gas without pulsation.

Petrochemical

Our Energy segment is positioned to capitalize on the large and growing petrochemical industry. Sales to petrochemical end-markets consist of vacuum and compression process systems, both of which are used in harsh, continuous-duty applications. Demand for our petrochemical industry products correlates with growth in the development of new petrochemical plants as well as activity levels therein, which drive demand for aftermarket parts and services on our market-leading installed base of equipment.

Medical

The Medical segment designs, manufactures and markets a broad range of flow control products for the durable medical equipment, laboratory vacuum and automated liquid handling end-markets. Key technologies include gas, liquid and precision syringe pumps and automated liquid handling systems.

Our gas pumps are used for a wide range of applications, such as aspirators, blood analyzers, blood pressure monitors, compression therapy, dental carts, dialysis machines, gas monitors and ventilators. Gas pumps transfer and compress gases and generate vacuum to enable precise flow conditions. Our liquid pump products are primarily used to meter and transfer both neutral and chemically aggressive fluids and our automated liquid handling products, which includes syringe pumps, systems and accessories that are integrated into large scale automated liquid handling systems primarily for clinical, pharmaceutical and environmental analyses.

Our products are also used in the laboratory vacuum equipment space which includes end-use chemically resistant devices used in research and commercial laboratories.

Customers in the durable medical pump end-market and the automated liquid handling end-market develop and manufacture equipment used in a highly regulated environment requiring highly specialized technologies. As a result, relationships with customers are built based on a supplier’s long-term reputation and expertise and deep involvement throughout a product’s evolution, from concept to long-term commercialization. Customers value suppliers that can provide global research and development, regulatory and manufacturing support, as well as sales footprint and expertise to foster close relationships with key decision makers at their company. Combined with the long product life cycle in the regulated medical device space, these factors create a strong, recurring base of business. As a leading pump manufacturer in these markets, we have established a history of innovation that enables us to work closely with our customers to create highly customized flow control solutions for their unique applications. These products are mission-critical in the ultimate device in which they are deployed and remain a key component over the entire life cycle of the end products. The regulated market structure and nature of long-tenured customer relationships enables pump manufacturers to have a highly visible, recurring revenue stream from key customers.

Competition

Industrials

The industrial end-markets we serve are competitive, with an increasing focus on product quality, performance, energy efficiency, customer service and local presence. Although there are several large manufacturers of compression, vacuum and blower products, the marketplace for these products remains highly fragmented due to the wide variety of product technologies, applications and selling channels. Our principal competitors in sales of compression, vacuum and blower products in our Industrials segment include Atlas Copco AB, Ingersoll-Rand PLC, Colfax Corp., Flowserve Corporation, IDEX Corporation and Kaeser Compressors, Inc.

Energy

Across our product lines exposed to the energy industry, the competitive landscape is specific to the end-markets served. Our principal competitor for drilling pumps is National Oilwell Varco Inc., and for frac pumps is The Weir Group plc. Within upstream energy, we additionally compete with certain smaller, regional manufacturers of pumps and aftermarket parts, although these are not direct competitors for most of our products. Our principal competitors in sales of fluid transfer equipment include Dover Corporation, SVT GmbH and TechnipFMC plc. Our principal competitors in the sale of liquid ring pumps and compressors are Flowserve Corporation and Busch-Holding GmbH.

Medical

Competition in the medical pump market is primarily based on product quality and performance, as most products must be qualified by the customer for a particular use. Further, there is an increasing demand for more efficient healthcare solutions, which is driving the adoption of premium and high performance systems. Our primary competitors in medical pumps include IDEX Corporation, Watson-Marlow, Inc., KNF Neuberger, Inc. and Thermo Fisher Scientific, as well as other regional and local manufacturers.

Customers and Customer Service

We consider superior customer service to be one of our primary pillars of future success and view it as being built upon a foundation of critical application expertise, an industry leading range of compressor, pump, vacuum and blower products, a global manufacturing and sales presence and a long-standing reputation for quality and reliability. Intense customer focus is at the center of our vision of becoming the industry’s first choice for innovative and application-critical flow control and compression equipment, services and solutions. We strive to collaborate with our customers and become an essential part of their engineering process by drawing on our deep industry and application engineering experience to develop best-in-class products that are critical to the processes and systems in which they operate.

We have established strong and long-standing customer relationships with numerous industry leaders. We sell our products directly to end-use customers and to certain OEMs, and indirectly through independent distributors and sales representatives. Our Energy and Medical products are primarily sold directly to end-use customers and OEMs, while approximately 50% of our Industrials sales in 2018 were fulfilled through independent distributors and sales representatives.

We use a direct sales force to serve end-use customers and OEMs because these customers typically require higher levels of technical assistance, more coordinated shipment scheduling and more complex product service than customers that purchase through distributors. We have distribution centers and warehouses that stock parts, accessories and certain products to provide adequate and timely availability.

In addition to our direct sales force, we are also committed to developing and supporting our global network of over 1,000 distributors and representatives who we believe provide us with a competitive advantage in the markets and industries we serve. These distributors maintain an inventory of complete units and parts and provide aftermarket services to end-users. While most distributors provide a broad range of products from different suppliers, we view our distributors as exclusive at the product category level (e.g. compressor, vacuum and blower). For example, a distributor may exclusively carry our compressor technologies, and also source additional components of the broader industrial system in which those products operate from other suppliers. Our service personnel and product engineers provide the distributors’ service representatives with technical assistance and field training, particularly with respect to installation and repair of equipment. We also provide our distributors with sales and product literature, advertising and sales promotions, order-entry and tracking systems and an annual restocking program. Furthermore, we participate in major trade shows and directly market our offerings to generate sales leads and support the distributors’ sales personnel.

Our customer base is diverse, and we did not have any customers that individually provided more than 4% of 2018 consolidated revenues.

Patents, Trademarks, and Other Intellectual Property

We rely on a combination of intellectual property rights, including patents, trademarks, copyrights, trade secrets and contractual provisions to protect our intellectual property. While in the aggregate our more than 610 patents and our trademarks are of considerable importance to the manufacture and marketing of many of our products, we believe that the success of our business depends more on the technical competence, creativity and marketing abilities of our employees than on any individual patent or trademark, and therefore we do not consider any single patent or trademark, group of patents or trademarks, copyright or trade secret to be material to our business as a whole, except for the Gardner Denver trademark. We have registered our trademarks in the countries we deem necessary or in our best interest. We also rely upon trade secret protection for our confidential and proprietary information and techniques, and we routinely enter into confidentiality agreements with our employees as well as our suppliers and other third parties receiving such information.

Pursuant to trademark license agreements, Cooper Industries has exclusive rights to use the Gardner Denver trademark for certain power tools and their components, meaning that we are prevented from using our mark in connection with those products.

Raw Materials and Suppliers

We purchase a wide variety of raw materials to manufacture our products. Our most significant commodity exposures are to cast iron, aluminum and steel. Additionally, we purchase a large number of motors and, therefore, are also exposed to changes in the price of copper, which is a primary component of motors. Most of our raw materials are generally available from a number of suppliers. We have a limited number of long-term contracts with some suppliers of key components, but we believe that our sources of raw materials and components are reliable and adequate for our needs. We use single sources of supply for certain castings, motors and other select engineered components. A disruption in deliveries from a given supplier could therefore have an adverse effect on our ability to meet commitments to our customers. Nevertheless, we believe that we have appropriately balanced this risk against the cost of maintaining a greater number of suppliers. Moreover, we have sought, and will continue to seek, cost reductions in purchases of materials and supplies by consolidating purchases and pursuing alternate sources of supply.

Employees

As of December 31, 2018, we had approximately 6,700 employees of which approximately 2,100 are located in the United States. Of those employees located outside of the United States, a significant portion are represented by works councils and labor unions, and of those employees located in the United States, approximately 200 are represented by labor unions. We believe that our current relations with employees are satisfactory.

Environmental Matters

We are subject to numerous federal, state, local and foreign laws and regulations relating to the storage, handling, emission and disposal of materials and discharge of materials into the environment. We believe that our existing environmental control procedures are adequate and we have no current plans for substantial capital expenditures in this area. We have an environmental policy that confirms our commitment to a clean environment and compliance with environmental laws. We have an active environmental management program aimed at complying with existing environmental regulations and reducing the generation of pollutants in the manufacturing processes. We are also subject to laws concerning the cleanup of hazardous substances and wastes, such as the U.S. federal “Superfund” and similar state laws that impose liability for cleanup of certain waste sites and for related natural resource damages. We have been identified as a potentially responsible party with respect to several sites designated for cleanup under the “Superfund” or similar state laws. See “Item 3. Legal Proceedings.”

Corporate History

Gardner Denver Holdings, Inc. was incorporated in Delaware on March 1, 2013. Through our predecessors, Gardner Denver was founded in Quincy, Illinois in 1859. From August 1943 until we were acquired by an affiliate of Kohlberg, Kravis and Roberts & Co. L.P. (“KKR”) on July 30, 2013 (the “KKR Transaction”), we operated as a public company. We returned to being a public company when we completed our initial public offering in May 2017. Our common stock is listed on the New York Stock Exchange under the symbol “GDI” and our principal executive offices are located at 222 East Erie Street, Suite 500, Milwaukee, Wisconsin 53202.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our SEC filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. Our SEC filings are also available on our website at http://www.gardnerdenver.com as soon as reasonably practicable after they are filed with or furnished to the SEC.

We maintain an internet site at http://www.gardnerdenver.com. From time to time, we may use our website as a distribution channel of material company information. Financial and other important information regarding us is routinely accessible through and posted on our website at www.investors.gardnerdenver.com. In addition, you may automatically receive email alerts and other information about us when you enroll your email address by visiting the Email Alerts section at www.investors.gardnerdenver.com. Our website and the information contained on or connected to that site are not incorporated into this Annual Report on Form 10-K.

ITEM 1A.	RISK FACTORS

The following risk factors as well as the other information included in this Form 10-K, including “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto should be carefully considered. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. The selected risks described below, however, are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Related to Our Business

We have exposure to the risks associated with instability in the global economy and financial markets, which may negatively impact our revenues, liquidity, suppliers and customers.

Our financial performance depends, in large part, on conditions in the markets we serve and on the general condition of the global economy, which impacts these markets. Any sustained weakness in demand for our products and services resulting from a contraction or uncertainty in the global economy could adversely impact our revenues and profitability.

In addition, we believe that many of our suppliers and customers access global credit markets to provide liquidity, and in some cases, utilize external financing to purchase products or finance operations. If our customers are unable to access credit markets or lack liquidity, it may impact customer demand for our products and services.

Furthermore, our products are sold in many industries, some of which are cyclical and may experience periodic contractions. Cyclical weakness in the industries that we serve could adversely affect demand for our products and affect our profitability and financial performance.

More than half of our sales and operations are in non-U.S. jurisdictions and we are subject to the economic, political, regulatory and other risks of international operations.

For the year ended December 31, 2018, approximately 56% of our revenues were from customers in countries outside of the United States. We have manufacturing facilities in Germany, the United Kingdom, China, Finland, Italy, India and other countries. We intend to continue to expand our international operations to the extent that suitable opportunities become available. Non-U.S. operations and United States export sales could be adversely affected as a result of: political or economic instability in certain countries; differences in foreign laws, including increased difficulties in protecting intellectual property and uncertainty in enforcement of contract rights; credit risks; currency fluctuations, in particular, changes in currency exchange rates between the U.S. dollar, Euro, British Pound and the Chinese Renminbi; exchange controls; changes in and uncertainties with respect to tariffs and; import/export trade restrictions (including changes in United States trade policy toward other countries, such as the imposition of tariffs and the resulting consequences), as well as other changes in political policy in the United States, China, the U.K. and certain European countries (including the impacts of the U.K.’s national referendum resulting in an election to withdraw from the European Union); royalty and tax increases; nationalization of private enterprises; civil unrest and protests, strikes, acts of terrorism, war or other armed conflict; shipping products during times of crisis or war; and other factors inherent in foreign operations.

In addition, our expansion into new countries may require significant resources and the efforts and attention of our management and other personnel, which will divert resources from our existing business operations. As we expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks associated with our international operations.

Our revenues and operating results, especially in the Energy segment, depend on the level of activity in the energy industry, which is significantly affected by volatile oil and gas prices.

Demand for certain products of our Energy segment, particularly in the upstream energy market, depends on the level of activity in oil and gas exploration, development and production, and is primarily tied to the number of working and available drilling rigs, number of wells those rigs drill annually, the amount of hydraulic fracturing horsepower required on average to fracture each well and, ultimately, oil and natural gas prices overall. The energy market is volatile as the worldwide demand for oil and natural gas fluctuates. For example, weakness in upstream energy activity in North America significantly impacted our business in 2015 and 2016.

Generally, when worldwide demand or our customers’ expectations of future prices for these commodities are depressed, the demand for our products used in drilling and recovery applications is reduced. Other factors, including availability of quality drilling prospects, exploration success, relative production costs and political and regulatory environments are also expected to affect the demand for our products. Worldwide military, political and economic events have in the past contributed to oil and gas price volatility and are likely to do so in the future. A change in economic conditions also puts pressure on our receivables and collections.

Accordingly, our operating results for any particular period are not necessarily indicative of the operating results for any future period as the markets for our products have historically experienced volatility. In particular, orders in the Energy segment have historically corresponded to demand for oil and gas and petrochemical products and have been influenced by prices and inventory levels for oil and natural gas, rig count, number of wells those rigs drill annually, the amount of hydraulic fracturing horsepower required on average to fracture each well and other economic factors which we cannot reasonably predict. The Energy segment generated approximately 42% of our consolidated revenues for the year ended December 31, 2018.

Our results of operations are subject to exchange rate and other currency risks. A significant movement in exchange rates could adversely impact our results of operations and cash flows.

We conduct our business in many different currencies. A significant portion of our revenue, approximately 52% for the year ended December 31, 2018, is denominated in currencies other than the U.S. dollar. Accordingly, currency exchange rates, and in particular unfavorable movement in the exchange rates between U.S. dollars and Euros, British Pounds and Chinese Renminbi, affect our operating results. The effects of exchange rate fluctuations on our future operating results are unpredictable because of the number of currencies in which we do business and the potential volatility of exchange rates. We are also subject to the risks of currency controls and devaluations. Although historically not significant, if currency controls were enacted in countries where the Company generates significant cash balances, these controls may limit our ability to convert currencies into U.S. dollars or other currencies, as needed, or to pay dividends or make other payments from funds held by subsidiaries in the countries imposing such controls, which could adversely affect our liquidity. Currency devaluations could also negatively affect our operating margins and cash flows.

Potential governmental regulations restricting the use, and increased public attention to and litigation regarding the impacts, of hydraulic fracturing or other processes on which it relies could reduce demand for our products.

Oil and natural gas extracted from unconventional sources, such as shale, tight sands and coal bed methane, frequently requires hydraulic fracturing. Recent initiatives to study, regulate or otherwise restrict hydraulic fracturing and processes on which it relies, such as water disposal, as well as litigation over hydraulic fracturing impacts, could adversely affect some of our customers and their demand for our products, which could have a material adverse effect on our business, results of operations and financial condition.

For example, although hydraulic fracturing currently is generally exempt from regulation under the U.S. Safe Drinking Water Act’s (“SDWA”) Underground Injection Control program and is typically regulated by state oil and natural gas commissions or similar agencies, several federal agencies have asserted regulatory authority over certain aspects of the process. These include, among others, a number of regulations issued and other steps taken by the U.S. Environmental Protection Agency (“EPA”) over the last five years, including its New Source Performance Standards issued in 2012, its June 2016 rules establishing new emissions standards for methane and additional standards for volatile organic compounds from certain new, modified and reconstructed equipment and processes in the oil and natural gas source category and its June 2016 rule prohibiting the discharge of wastewater from onshore unconventional oil and natural gas extraction facilities to publicly owned wastewater treatment plants; and the federal Bureau of Land Management (“BLM”) rule in March 2015 that established new or more stringent standards relating to hydraulic fracturing on federal and American Indian lands (which was the subject of litigation and which the BLM rescinded in December 2017). While the EPA in the Trump administration and the Trump administration more generally have indicated their interest in scaling back or rescinding regulations that inhibit the development of the U.S. oil and gas industry and have taken steps to do so, it is difficult to predict the extent to which such policies will be implemented or the outcome of litigation challenging such implementation, such as the suit the State of California’s attorney general filed in January 2018 challenging the BLM’s rescission of its March 2015 rule referred to above; in July 2018, the federal district judge in the Northern District of California, where the suit was filed, denied motions by the BLM and several petroleum industry groups to transfer the challenge to Wyoming.

Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent requirements on hydraulic fracturing operations. For example, Texas, Colorado and North Dakota among others have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether, following the approach taken by the State of New York in 2015. Local land use restrictions, such as city ordinances, may restrict drilling in general and hydraulic fracturing in particular. Some state and federal regulatory agencies have also recently focused on a connection between the operation of injection wells used for oil and natural gas waste disposal and seismic activity. Similar concerns have been raised that hydraulic fracturing may also contribute to seismic activity. In March 2016, the United States Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico and Arkansas. In light of these concerns, some state regulatory agencies have modified their regulations or issued orders to address induced seismicity. For example, in December 2016, the Oklahoma Corporation Commission’s Oil and Gas Conservation Division (the “OCC Division”) and the Oklahoma Geologic Survey released well completion seismicity guidance, which requires operators to take certain prescriptive actions, including mitigation, following anomalous seismic activity within 1.25 miles of hydraulic fracturing operations. In February 2017, the OCC Division issued an order limiting future increases in the volume of oil and natural gas wastewater injected into the ground in an effort to reduce earthquakes in the state, and it announced further requirements (involving seismic monitoring) in February 2018. Ongoing lawsuits have also alleged that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. Increased regulation and attention given to induced seismicity could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing hydraulic fracturing or injection wells for waste disposal. The adoption of more stringent regulations regarding hydraulic fracturing and the outcome of litigation over hydraulic fracturing could adversely affect some of our customers and their demand for our products, which could have a material adverse effect on our business, results of operations and financial condition.

We face competition in the markets we serve, which could materially and adversely affect our operating results.

We actively compete with many companies producing similar products. Depending on the particular product and application, we experience competition based on a number of factors, including price, quality, performance and availability. We compete against many companies, including divisions of larger companies with greater financial resources than we possess. As a result, these competitors may be both domestically and internationally better able to withstand a change in conditions within the markets in which we compete and throughout the global economy as a whole.

In addition, our ability to compete effectively depends on how successfully we anticipate and respond to various competitive factors, including new competitors entering our markets, new products and services that may be introduced by competitors, changes in customer preferences, pricing pressures and new government regulations. If we are unable to anticipate our competitors’ development of new products and services, identify customer needs and preferences on a timely basis, or successfully introduce new products and services or modify existing products and service offerings in response to such competitive factors, we could lose customers to competitors. If we cannot compete successfully, our sales and operating results could be materially and adversely affected.

Large or rapid increases in the cost of raw materials and component parts, substantial decreases in their availability or our dependence on particular suppliers of raw materials and component parts could materially and adversely affect our operating results.

Our primary raw materials, directly and indirectly, are cast iron, aluminum and steel. We also purchase a large number of motors and, therefore, also have exposure to changes in the price of copper, which is a primary component of motors. We have long-term contracts with only a few suppliers of key components. Consequently, we are vulnerable to fluctuations in prices and availability of such raw materials. Factors such as supply and demand, freight costs and transportation availability, inventory levels of brokers and dealers, the level of imports and general economic conditions may affect the price and availability of raw materials. In addition, we use single sources of supply for certain iron castings, motors and other select engineered components that are critical in the manufacturing of our products. From time to time in recent years, we have experienced disruptions to our supply deliveries for raw materials and component parts and may experience further supply disruptions. Any such disruption could have a material adverse effect on our ability to timely meet our commitments to customers and, therefore, our operating results.

Our operating results could be adversely affected by a loss or reduction of business with key customers or consolidation or the vertical integration of our customer base.

We derive revenue from certain key customers, in particular with respect to our oilfield service products and services. The loss or reduction of significant contracts with any of these key customers could result in a material decrease of our future profitability and cash flows. In addition, the consolidation or vertical integration of key customers may result in the loss of certain customer contracts or impact demand or competition for our products. Any changes in such customers’ purchasing practices, or decline in such customers’ financial condition, may have a material adverse impact on our business, results of operations and financial condition. Some of our customers are significantly larger than we are, have greater financial and other resources and also have the ability to purchase products from our competitors. As a result of their size and position in the marketplace, some of our customers have significant purchasing leverage and could cause us to materially reduce the price of our products, which could have a material adverse effect on our revenue and profitability. In addition, in the petroleum product market, lost sales may be difficult to replace due to the relative concentration of the customer base. We are unable to predict what effect consolidation in our customers’ industries may have on prices, capital spending by customers, selling strategies, competitive position, our ability to retain customers or our ability to negotiate favorable agreements with customers.

Credit and counterparty risks could harm our business.

The financial condition of our customers could affect our ability to market our products or collect receivables. In addition, financial difficulties faced by our customers as a result of an adverse economic event or other market factors may lead to cancellation or delay of orders. Our customers may suffer financial difficulties that make them unable to pay for a product or solution when payments become due, or they may decide not to pay us, either as a matter of corporate decision-making or in response to changes in local laws and regulations. Although historically not material, we cannot be certain that, in the future, expenses or losses for uncollectible amounts will not have a material adverse effect on our revenues, earnings and cash flows.

Acquisitions and integrating such acquisitions create certain risks and may affect our operating results.

We have acquired businesses in the past and may continue to acquire businesses or assets in the future. The acquisition and integration of businesses or assets involves a number of risks. The core risks are valuation (negotiating a fair price for the business), integration (managing the process of integrating the acquired company’s people, products, technology and other assets to extract the value and synergies projected to be realized in connection with the acquisition), regulation (obtaining necessary regulatory or other government approvals that may be necessary to complete acquisitions) and diligence (identifying undisclosed or unknown liabilities or restrictions that will be assumed in the acquisition).

In addition, acquisitions outside of the United States often involve additional or increased risks including, for example:

•	managing geographically separated organizations, systems and facilities;
•	integrating personnel with diverse business backgrounds and organizational cultures;
•	complying with non-U.S. regulatory requirements;
•	fluctuations in currency exchange rates;
•	enforcement of intellectual property rights in some non-U.S. countries;
•	difficulty entering new non-U.S. markets due to, among other things, consumer acceptance and business knowledge of these new markets; and
•	general economic and political conditions.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our combined businesses and the possible loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with acquisitions and the integration of an acquired company’s operations could have an adverse effect on our business, results of operations, financial condition or prospects.

The loss of, or disruption in, our distribution network could have a negative impact on our abilities to ship products, meet customer demand and otherwise operate our business.

We sell a significant portion of our products through independent distributors and sales representatives. We rely in large part on the orderly operation of this distribution network, which depends on adherence to shipping schedules and effective management. We conduct all of our shipping through independent third parties. Although we believe that our receiving, shipping and distribution process is efficient and well-positioned to support our operations and strategic plans, we cannot provide assurance that we have anticipated all issues or that events beyond our control, such as natural disasters or other catastrophic events, labor disagreements, acquisition of distributors by a competitor, consolidation within our distributor network or shipping problems, will not disrupt our distribution network. If complications arise within a segment of our distribution network, the remaining network may not be able to support the resulting additional distribution demands. Any of these disruptions or complications could negatively impact our revenues and costs.

Our ongoing and expected restructuring plans and other cost savings initiatives may not be as effective as we anticipate, and we may fail to realize the cost savings and increased efficiencies that we expect to result from these actions. Our operating results could be negatively affected by our inability to effectively implement such restructuring plans and other cost savings initiatives.

We continually seek ways to simplify or improve processes, eliminate excess capacity and reduce costs in all areas of our operations, which from time to time includes restructuring activities. We have implemented significant restructuring activities across our global manufacturing, sales and distribution footprint, which include workforce reductions and facility consolidations. From 2015 to 2017, we incurred restructuring charges of approximately $48.0 million across our segments. In 2018, we incurred restructuring charges of $12.7 million. Costs of future initiatives may be material and the savings associated with them are subject to a variety of risks, including our inability to effectively eliminate duplicative back office overhead and overlapping sales personnel, rationalize manufacturing capacity, synchronize information technology systems, consolidate warehousing and distribution facilities and shift production to more economical facilities. As a result, the contemplated costs to effect these initiatives may materially exceed estimates. The initiatives we are contemplating may require consultation with various employees, labor representatives or regulators, and such consultations may influence the timing, costs and extent of expected savings and may result in the loss of skilled employees in connection with the initiatives.

Although we have considered the impact of local regulations, negotiations with employee representatives and the related costs associated with our restructuring activities, factors beyond the control of management may affect the timing of these projects and therefore affect when savings will be achieved under the plans. There can be no assurance that we will be able to successfully implement these cost savings initiatives in the time frames contemplated (or at all) or that we will realize the projected benefits of these and other restructuring and cost savings initiatives. If we are unable to implement our cost savings initiatives, our business may be adversely affected. Moreover, our continued implementation of cost savings initiatives may have a material adverse effect on our business, results of operations and financial condition.

In addition, as we consolidate facilities and relocate manufacturing processes to lower-cost regions, our success will depend on our ability to continue to meet customer demand and maintain a high level of quality throughout the transition. Failure to adequately meet customer demand or maintain a high level or quality could have a material adverse effect on our business, results of operations and financial condition.

Our success depends on our executive management and other key personnel and our ability to attract and retain top talent throughout the Company.

Our future success depends to a significant degree on the skills, experience and efforts of our executive management and other key personnel and their ability to provide us with uninterrupted leadership and direction. The failure to retain our executive officers and other key personnel or a failure to provide adequate succession plans could have an adverse impact. Our future success also depends on our ability to attract, retain and develop qualified personnel at all levels of the organization. The availability of highly qualified talent is limited in a number of the jurisdictions in which we operated, and the competition for talent is robust. A failure to attract, retain and develop new qualified personnel throughout the organization could have an adverse effect on our operations and implementation of our strategic plan.

If we are unable to develop new products and technologies, our competitive position may be impaired, which could materially and adversely affect our sales and market share.

The markets in which we operate are characterized by changing technologies and introductions of new products and services. Our ability to develop new products based on technological innovation can affect our competitive position and often requires the investment of significant resources. Difficulties or delays in research, development or production of new products and technologies, or failure to gain market acceptance of new products and technologies, may significantly reduce future revenues and materially and adversely affect our competitive position. We cannot assure you that we will have sufficient resources to continue to make the investment required to maintain or increase our market share or that our investments will be successful. If we do not compete successfully, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Cost overruns, delays, penalties or liquidated damages could negatively impact our results, particularly with respect to fixed-price contracts for custom engineered products.

A portion of our revenues and earnings is generated through fixed-price contracts for custom engineered products. Certain of these contracts provide for penalties or liquidated damages for failure to timely perform our obligations under the contract, or require that we, at our expense, correct and remedy to the satisfaction of the other party certain defects. Because substantially all of our custom engineered product contracts are at a fixed price, we face the risk that cost overruns, delays, penalties or liquidated damages may exceed, erode or eliminate our expected profit margin, or cause us to record a loss on our projects.

The risk of non-compliance with U.S. and foreign laws and regulations applicable to our international operations could have a significant impact on our results of operations, financial condition or strategic objectives.

Our global operations subject us to regulation by U.S. federal and state laws and multiple foreign laws, regulations and policies, which could result in conflicting legal requirements. These laws and regulations are complex, change frequently, have become more stringent over time and increase our cost of doing business. These laws and regulations include import and export control, environmental, health and safety regulations, data privacy requirements, international labor laws and work councils and anti-corruption and bribery laws such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the U.N. Convention Against Bribery and local laws prohibiting corrupt payments to government officials.

We are subject to the risk that we, our employees, our affiliated entities, contractors, agents or their respective officers, directors, employees and agents may take actions determined to be in violation of any of these laws, for which we might be held responsible, particularly as we expand our operations geographically through organic growth and acquisitions. An actual or alleged violation could result in substantial fines, sanctions, civil or criminal penalties, debarment from government contracts, curtailment of operations in certain jurisdictions, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect our results of operations, financial condition or strategic objectives.

Changes in tax or other laws, regulations, or adverse determinations by taxing or other governmental authorities could increase our effective tax rate and cash taxes paid or otherwise affect our financial condition or operating results.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (“Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code that affected 2017 and 2018, including, but not limited to (1) requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years and (2) bonus depreciation that will allow for full expensing of qualified property. The Tax Act also established new tax laws that significantly affected 2018 and 2017.

While we monitor proposals and other developments that would materially impact our tax burden and/or effective tax rate and investigate our options, we could still be subject to increased taxation on a going forward basis no matter what action we undertake if certain legislative proposals or regulatory changes are enacted, certain tax treaties are amended and/or our interpretation of applicable tax or other laws is challenged and determined to be incorrect. The inability to realize any anticipated tax benefits related to our operations and corporate structure could have a material adverse impact on our results of operations, financial condition and cash flows. See Note 1 “Summary of Significant Accounting Policies” and Note 15 “Income Taxes” to our audited consolidated financial statements included elsewhere in this Form 10-K for additional information related to our accounting for income tax matters.

The inability to realize any anticipated tax benefits related to our operations and corporate structure could have a material adverse impact on our results of operations, financial condition and cash flows. Further, the specific future impacts of the Tax Act on holders of our common shares are uncertain and could in certain instances be adverse. We urge our stockholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common stock.

A significant portion of our assets consists of goodwill and other intangible assets, the value of which may be reduced if we determine that those assets are impaired.

As a result of the KKR Transaction, we applied the acquisition method of accounting and established a new basis of accounting on July 30, 2013. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the tangible and identifiable intangible assets acquired, liabilities assumed and any non-controlling interest. Intangible assets, including goodwill, are assigned to our reporting units based upon their fair value at the time of acquisition. In accordance with GAAP, goodwill and indefinite-lived intangible assets are evaluated for impairment annually, or more frequently if circumstances indicate impairment may have occurred. In 2017, we recorded an impairment charge related to other intangible assets of $1.6 million primarily within the Industrials segment. In 2016, we recorded an impairment charge related to other intangible assets of $25.3 million primarily within the Industrials segment. As of December 31, 2018, the net carrying value of goodwill and other intangible assets, net represented $2,657.9 million, or 59%, of our total assets. A future impairment, if any, could have a material adverse effect to our consolidated financial position or results of operations. See Note 8 “Goodwill and Other Intangible Assets” to our audited consolidated financial statements included elsewhere in this Form 10-K for additional information related to impairment testing for goodwill and other intangible assets and the associated charges taken.

Our business could suffer if we experience employee work stoppages, union and work council campaigns or other labor difficulties.

As of December 31, 2018, we had approximately 6,700 employees of which approximately 2,100 were located in the United States. Of those employees located outside of the United States, a significant portion are represented by works councils and labor unions, and of those employees located in the United States, approximately 200 are represented by labor unions. Although we believe that our relations with employees are satisfactory and have not experienced any material work stoppages, work stoppages have occurred, and may in the future occur, and we may not be successful in negotiating new collective bargaining agreements. In addition, negotiations with our union employees may (1) result in significant increases in our cost of labor, (2) divert management’s attention away from operating our business or (3) break down and result in the disruption of our operations. The occurrence of any of the preceding conditions could impair our ability to manufacture our products and result in increased costs and/or decreased operating results.

We are a defendant in certain asbestos and silica-related personal injury lawsuits, which could adversely affect our financial condition.

We have been named as a defendant in many asbestos and silica-related personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources, and typically we are one of approximately 25 or more named defendants. We believe that, given our financial reserves and anticipated insurance recoveries, the pending and potential future lawsuits are not likely to have a material adverse effect on our consolidated financial position, results of operations or liquidity. However, future developments, including, without limitation, potential insolvencies of insurance companies or other defendants, an adverse determination in the Adams County Case (discussed below), or other inability to collect from our historical insurers or indemnitors, could cause a different outcome. In addition, even if any damages payable by us in any individual lawsuit are not material, the aggregate damages and related defense costs could be material and could materially adversely affect our financial condition if we were to receive an adverse judgment in a number of these lawsuits. Accordingly, the resolution of pending or future lawsuits may have a material adverse effect on our consolidated financial position, results of operations or liquidity. See “Business—Legal Proceedings—Asbestos and Silica-Related Litigation.”

A natural disaster, catastrophe or other event could result in severe property damage, which could adversely affect our operations.

Some of our operations involve risks of, among other things, property damage, which could curtail our operations. For example, disruptions in operations or damage to a manufacturing plant could reduce our ability to produce products and satisfy customer demand. If one of more of our manufacturing facilities are damaged by severe weather or any other disaster, accident, catastrophe or event, our operations could be significantly interrupted. Similar interruptions could result from damage to production or other facilities that provide supplies or other raw materials to our plants or other stoppages arising from factors beyond our control. These interruptions might involve significant damage to, among other things, property, and repairs might take from a week or less for a minor incident to many months for a major interruption.

Information systems failure may disrupt our business and result in financial loss and liability to our customers.

Our business is highly dependent on financial, accounting and other data-processing systems and other communications and information systems, including our enterprise resource planning tools. We process a large number of transactions on a daily basis and rely upon the proper functioning of computer systems. If any of these systems fail, whether caused by fire, other natural disaster, power or telecommunications failure, acts of cyber terrorism or war or otherwise, or they do not function correctly, we could suffer financial loss, business disruption, liability to our customers, regulatory intervention or damage to our reputation. If our systems are unable to accommodate an increasing volume of transactions, our ability to grow could be limited. Although we have backup systems, procedures and capabilities in place, they may also fail or be inadequate. Further, to the extent that we may have customer information in our databases, any unauthorized disclosure of, or access to, such information could result in claims under data protection laws and regulations. If any of these risks materialize, our reputation and our ability to conduct our business may be materially adversely affected.

The nature of our products creates the possibility of significant product liability and warranty claims, which could harm our business.

Customers use some of our products in potentially hazardous applications that can cause injury or loss of life and damage to property, equipment or the environment. In addition, our products are integral to the production process for some end-users and any failure of our products could result in a suspension of operations. Although we maintain quality controls and procedures, we cannot be certain that our products will be completely free from defects. We maintain amounts and types of insurance coverage that we believe are currently adequate and consistent with normal industry practice for a company of our relative size, and we limit our liability by contract wherever possible. However, we cannot guarantee that insurance will be available or adequate to cover all liabilities incurred. We also may not be able to maintain insurance in the future at levels we believe are necessary and at rates we consider reasonable. We may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where our equipment and services have been or are being used.

Environmental compliance costs and liabilities could adversely affect our financial condition.

Our operations and properties are subject to increasingly stringent domestic and foreign laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. Under such laws and regulations, we can be subject to substantial fines and sanctions for violations and be required to install costly pollution control equipment or put into effect operational changes to limit pollution emissions or decrease the likelihood of accidental hazardous substance releases.

We use and generate hazardous substances and waste in our manufacturing operations. In addition, many of our current and former properties are, or have been, used for industrial purposes. We have been identified as a potentially responsible party with respect to several sites designated for cleanup under U.S. federal “Superfund” or similar state laws that may impose joint and several liability for cleanup of certain waste sites and for related natural resource damages. An accrued liability on our balance sheet reflects costs that are probable and estimable for our projected financial obligations relating to these matters. If we have underestimated our remaining financial obligations, we may face greater exposure that could have an adverse effect on our financial condition, results of operations or liquidity.

We have experienced, and expect to continue to experience, operating costs to comply with environmental laws and regulations. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new cleanup requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Third parties may infringe upon our intellectual property or may claim we have infringed their intellectual property, and we may expend significant resources enforcing or defending our rights or suffer competitive injury.

Our success depends in part on the creation, maintenance and protection of our proprietary technology and intellectual property rights. We rely on a combination of patents, trademarks, trade secrets, copyrights, confidentiality provisions, contractual restrictions and licensing arrangements to establish and protect our proprietary rights. Our nondisclosure agreements and confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes, and may not provide an adequate remedy in the event of breach of such agreements or unauthorized disclosure of such information, and if a competitor lawfully obtains or independently develops our trade secrets, we would have no right to prevent such competitor from using such technology or information to compete with us, either of which could harm our competitive position. Our applications for patent and trademark protection may not be granted, or the claims or scope of such issued patents or registered trademarks may not be sufficiently broad to protect our products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited for some of our trademarks and patents in some foreign countries. We may be required to spend significant resources to monitor and police our intellectual property rights, and we cannot guarantee that such efforts will be successful in preventing infringement or misappropriation. If we fail to successfully enforce these intellectual property rights, our competitive position could suffer, which could harm our operating results.

Although we make a significant effort to avoid infringing known proprietary rights of third parties, the steps we take to prevent misappropriation, infringement or other violation of the intellectual property of others may not be successful and from time to time we may receive notice that a third party believes that our products may be infringing certain patents, trademarks or other proprietary rights of such third party. Responding to and defending such claims, regardless of their merit, can be costly and time-consuming, can divert management’s attention and other resources, and we may not prevail. Depending on the resolution of such claims, we may be barred from using a specific technology or other rights, may be required to redesign or re-engineer a product which may require significant resources, may be required to enter into licensing arrangements from the third party claiming infringement (which may not be available on commercially reasonable terms, or at all), or may become liable for significant damages.

If any of the foregoing occurs, our ability to compete could be affected or our business, financial condition and results of operations may be materially adversely affected.

We face risks associated with our pension and other postretirement benefit obligations.

We have both funded and unfunded pension and other postretirement benefit plans worldwide. As of December 31, 2018, our projected benefit obligations under our pension and other postretirement benefit plans exceeded the fair value of plan assets by an aggregate of approximately $96.9 million (“unfunded status”), compared to $97.2 million as of December 31, 2017. Estimates for the amount and timing of the future funding obligations of these benefit plans are based on various assumptions. These assumptions include discount rates, rates of compensation increases, expected long-term rates of return on plan assets and expected healthcare cost trend rates. If our assumptions prove incorrect, our funding obligations may increase, which may have a material adverse effect on our financial results.

We have invested the plan assets of our funded benefit plans in various equity and debt securities. A deterioration in the value of plan assets could cause the unfunded status of these benefit plans to increase, thereby increasing our obligation to make additional contributions to these plans. An obligation to make contributions to our benefit plans could reduce the cash available for working capital and other corporate uses, and may have an adverse impact on our operations, financial condition and liquidity.

Risks Related to Our Indebtedness

Our substantial indebtedness could have important adverse consequences and adversely affect our financial condition.

We have a significant amount of indebtedness. As of December 31, 2018, we had total indebtedness of $1,672.1 million, and we had availability under the Revolving Credit Facility and the Receivables Financing Agreement of $263.4 million and $83.3 million, respectively. Our high level of debt could have important consequences, including: making it more difficult for us to satisfy our obligations with respect to our debt; limiting our ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions, or other general corporate requirements; requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments or acquisitions and other general corporate purposes; increasing our vulnerability to adverse changes in general economic, industry and competitive conditions; exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the Senior Secured Credit Facilities, are at variable rates of interest; limiting our flexibility in planning for and reacting to changes in the industries in which we compete; placing us at a disadvantage compared to other, less leveraged competitors; increasing our cost of borrowing; and hampering our ability to execute on our growth strategy. For a complete description of the Company’s credit facilities and definitions of capitalized terms used in this section, see Note 10 “Debt” to our audited consolidated financial statements included elsewhere in this Form 10-K.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on, or refinance, our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control (as well as and including those factors discussed under “Risks Related to Our Business” above). We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital, or restructure or refinance our indebtedness. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations.

If we cannot make scheduled payments on our debt, we will be in default and the lenders under the Revolving Credit Facility could terminate their commitments to loan money, and our secured lenders (including the lenders under the Senior Secured Credit Facilities) could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.

Despite our level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt, including off-balance sheet financing, contractual obligations and general and commercial liabilities. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future, including off-balance sheet financings, contractual obligations and general and commercial liabilities. Although the credit agreement governing the Senior Secured Credit Facilities contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. In addition, we can increase the borrowing availability under the Senior Secured Credit Facilities by up to $250.0 million in the form of additional commitments under the Revolving Credit Facility and/or incremental term loans plus an additional amount so long as we do not exceed a specified senior secured leverage ratio. We also can incur additional secured indebtedness under the Term Loan Facilities if certain specified conditions are met under the credit agreement governing the Term Loan Facilities. If new debt is added to our current debt levels, the related risks that we now face could intensify. For a complete description of the Company’s credit facilities and definitions of capitalized terms used in this section, see Note 10 “Debt” to our audited consolidated financial statements included elsewhere in this Form 10-K.

The terms of the credit agreement governing the Senior Secured Credit Facilities may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The credit agreement governing the Senior Secured Credit Facilities contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our best interest, including restrictions on our ability to: incur additional indebtedness and guarantee indebtedness; pay dividends, make other distributions in respect of, or repurchase or redeem capital stock; prepay, redeem or repurchase certain debt; make loans, investments and other restricted payments; sell or otherwise dispose of assets; incur liens; enter into transactions with affiliates; enter into agreements restricting our subsidiaries’ ability to pay dividends; consolidate, merge or sell all or substantially all of our assets; make needed capital expenditures; make strategic acquisitions, investments or enter into joint ventures; plan for or react to market conditions or otherwise execute our business strategies; and engage in business activities, including future opportunities, that may be in our interest.

A breach of the covenants under the credit agreement governing the Senior Secured Credit Facilities could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt principal and/or related interest payments and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit agreement governing our Senior Secured Credit Facilities would permit the lenders under our Revolving Credit Facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our Senior Secured Credit Facilities, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings and/or interest, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Senior Secured Credit Facilities and our Receivables Financing Agreement are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed will remain the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

We utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable rate indebtedness and we will be exposed to risks related to counterparty credit worthiness or non-performance of these instruments.

We have entered into pay-fixed interest rate swaps instruments to limit our exposure to changes in variable interest rates. Such instruments will result in economic losses should interest rates not rise above the pay-fixed interest rate in the derivative contracts. We will be exposed to credit-related losses which could impact the results of operations in the event of fluctuations in the fair value of the interest rate swaps due to a change in the credit worthiness or non-performance by the counterparties to the interest rate swaps. See Note 17 “Hedging Activities, Derivative Instruments and Credit Risk” to our audited consolidated financial statements included elsewhere in this Form 10-K.

If the financial institutions that are part of the syndicate of our Revolving Credit Facility fail to extend credit under our facility or reduce the borrowing base under our Revolving Credit Facility, our liquidity and results of operations may be adversely affected.

We have access to capital through our Revolving Credit Facility, which is part of our Senior Secured Credit Facilities. Each financial institution which is part of the syndicate for our Revolving Credit Facility is responsible on a several, but not joint, basis for providing a portion of the loans to be made under our facility. If any participant or group of participants with a significant portion of the commitments in our Revolving Credit Facility fails to satisfy its or their respective obligations to extend credit under the facility and we are unable to find a replacement for such participant or participants on a timely basis (if at all), our liquidity may be adversely affected.

ITEM 1B.	UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Our corporate headquarters is a leased facility located at 222 East Erie Street, Milwaukee, Wisconsin 53202. The number of significant properties used by each of our segments is summarized by segment, type and geographic location in the tables below.

	Type of Significant Property
	Manufacturing	Warehouse	Other(2)	Total
Industrials
Americas	7	1	0	8
EMEA	10	1	16	27
APAC	1	1	8	10
Industrials Total	18	3	24	45

Energy
Americas	8	3	8	19
EMEA	5	0	2	7
APAC	2	0	2	4
Energy Total	15	3	12	30

Medical
Americas	3	0	0	3
EMEA	4	0	1	5
APAC	1	0	0	1
Medical Total	8	0	1	9

Total (All Segments)
Americas	18	4	8	30
EMEA	19	1	19	39
APAC	4	1	10	15
Company Total(1)	41	6	37	84
(1)	Two facilities are shared between our segments and each is counted once, in the Industrials segment, to avoid double counting.
(2)	Other facilities includes service centers and sales offices.

We believe that our properties, taken as a whole, are in good operating condition and are suitable for our business operations.

ITEM 3. LEGAL PROCEEDINGS

We are a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature for a company of our size and in our sector. We believe that such proceedings, lawsuits, and administrative actions will not materially adversely affect our operations, financial condition, liquidity or competitive position. A more detailed discussion of certain of these proceedings, lawsuits, and administrative actions is set forth below.

Environmental Matters

We are subject to numerous federal, state, local and foreign laws and regulations relating to the storage, handling, emission and disposal of materials and discharge of materials into the environment. We believe that our existing environmental control procedures are adequate and we have no current plans for substantial capital expenditures in this area. We have an environmental policy that confirms our commitment to a clean environment and compliance with environmental laws. We have an active environmental management program aimed at complying with existing environmental regulations and reducing the generation of pollutants in the manufacturing processes. We are also subject to laws concerning the cleanup of hazardous substances and wastes, such as the U.S. federal “Superfund” and similar state laws that impose liability for cleanup of certain waste sites and for related natural resource damages. We have been identified as a potentially responsible party with respect to several sites designated for cleanup under the “Superfund” or similar state laws.

Asbestos and Silica-Related Litigation

We have been named as a defendant in many asbestos-related and silica-related personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources and typically we are one of approximately 25 or more named defendants. Our predecessors sometimes manufactured, distributed and/or sold products allegedly at issue in these pending asbestos and silica-related lawsuits (the “Products”). However, neither we nor our predecessors ever mined, manufactured, mixed, produced or distributed asbestos fiber or silica sand, the materials that allegedly caused the injury underlying the lawsuits. Moreover, the asbestos-containing components of the Products, if any, were enclosed within the subject Products.

Although we have never mined, manufactured, mixed, produced or distributed asbestos fiber or silica, many of the companies that did engage in such activities or produced such products are no longer in operation. This has led to law firms seeking potential alternative companies to name in lawsuits where there has been an asbestos or silica related injury. However, in our opinion, based on our experience to date, the substantial majority of the plaintiffs have not suffered an injury for which we bear responsibility.

We believe that the pending and future asbestos and silica-related lawsuits are not likely to, in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or liquidity, based on: our anticipated insurance and indemnification rights to address the risks of such matters; the limited potential asbestos exposure from the Products described above; our opinion, based on our experience to date, that the vast majority of plaintiffs are not impaired with a disease attributable to alleged exposure to asbestos or silica from or relating to the Products or for which we otherwise bear responsibility; various potential defenses available to us with respect to such matters; and our prior disposition of comparable matters. However, inherent uncertainties of litigation and future developments, including, without limitation, potential insolvencies of insurance companies or other defendants, an adverse determination in the Adams County Case (discussed below), or other inability to collect from our historical insurers or indemnitors, could cause a different outcome. While the outcome of legal proceedings is inherently uncertain, based on presently known facts, experience and circumstances, we believe that the amounts accrued on our Consolidated Balance Sheets are adequate and that the liabilities arising from the asbestos and silica-related personal injury lawsuits will not have a material adverse effect on our consolidated financial position, results of operations or liquidity. We have accrued liabilities and other liabilities on our consolidated balance sheet to include a total litigation reserve of $105.8 million and $105.6 million as of December 31, 2018 and December 31, 2017 respectively, with respect to potential liability arising from our asbestos-related litigation. Asbestos-related defense costs are excluded from the asbestos claims liability and are recorded separately as an operating expense as services are incurred. We currently expect to continue to incur significant asbestos-related defense costs. In the event of unexpected future developments, it is possible that the ultimate resolution of these matters may be material to the our consolidated financial position, results of operation or liquidity, and defense costs may be material. However, at this time, based on presently available information, we view this possibility as remote.

We have entered into a series of agreements with certain of our or our predecessors’ legacy insurers and certain potential indemnitors to secure insurance coverage and/or reimbursement for the costs associated with the asbestos and silica-related lawsuits filed against us. We have also pursued litigation against certain insurers or indemnitors where necessary. We have an insurance recovery receivable for probable asbestos related recoveries of approximately $103.0 million and $100.4 million as of December 31, 2018 and December 31, 2017 which was included in “Other assets” on the Consolidated Balance Sheets included elsewhere in this Form 10-K. During the year ended December 31, 2018, we received asbestos related insurance recoveries of $14.4 million, of which $6.2 million related to the recovery of indemnity payments, and was recorded as a reduction of the insurance recovery receivable in “Other assets” on the Consolidated Balance Sheets included elsewhere in this Form 10-K, and $8.2 million related to the reimbursement of previously expensed legal defense costs and was recorded as a reduction of “Selling and administrative expenses” in the Consolidated Statements of Operations included elsewhere in this Form 10-K.

The largest such recent action, Gardner Denver, Inc. v. Certain Underwriters at Lloyd’s, London, et al., was filed on July 9, 2010, in the Eighth Judicial Circuit, Adams County, Illinois, as case number 10-L-48 (the “Adams County Case”). In the lawsuit, we seek, among other things, to require certain excess insurer defendants to honor their insurance policy obligations to us, including payment in whole or in part of the costs associated with the asbestos-related lawsuits filed against us. In October 2011, we reached a settlement with one of the insurer defendants, which had issued both primary and excess policies, for approximately the amount of such defendant’s policies which were subject to the lawsuit. Since then, the case has been proceeding through the discovery and motions process with the remaining insurer defendants. On January 29, 2016, we prevailed on the first phase of that discovery and motions process (“Phase I”). Specifically, the Court in the Adams County Case ruled that we have rights under all of the policies in the case, subject to their terms and conditions, even though the policies were sold to our former owners rather than to us. On June 9, 2016, the Court denied a motion by several of the insurers who sought permission to appeal the Phase I ruling now rather than waiting until the end of the whole case as is normally required. The case is now proceeding through the discovery and motions process regarding the remaining issues in dispute (“Phase II”).

A majority of our expected future recoveries of the costs associated with the asbestos-related lawsuits are the subject of the Adams County Case.

The amounts we recorded for asbestos-related liabilities and insurance recoveries are based on currently available information and assumptions that we believe are reasonable based on our evaluation of relevant factors with input from a third party actuarial expert. Our actual liabilities or insurance recoveries could be higher or lower than those recorded if actual results vary significantly from the assumptions. There are a number of key variables and assumptions including the number and type of new claims to be filed each year, the resolution or outcome of these claims, the average cost of resolution of each new claim, the amount of insurance available, allocation methodologies, the contractual terms with each insurer with whom we have reached settlements, the resolution of coverage issues with other excess insurance carriers with whom we have not yet achieved settlements and the solvency risk with respect to our insurance carriers. Other factors that may affect our future liability include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, legal rulings that may be made by state and federal courts and the passage of state or federal legislation. We make the necessary adjustments for our asbestos liability and corresponding insurance recoveries on an annual basis unless facts or circumstances warrant assessment as of an interim date.

Environmental Liabilities

We have been identified as a potentially responsible party (“PRP”) with respect to several sites designated for cleanup under U.S. federal “Superfund” or similar state laws that impose liability for cleanup of certain waste sites and for related natural resource damages. Persons potentially liable for such costs and damages generally include the site owner or operator and persons that disposed or arranged for the disposal of hazardous substances found at those sites. Although these laws impose joint and several liability on PRPs, in application, the PRPs typically allocate the investigation and cleanup costs based upon the volume of waste contributed by each PRP. Based on currently available information, we are only a small contributor to these waste sites, and we have, or are attempting to negotiate, de minimis settlements for our cleanup. The cleanup of the remaining sites is substantially complete and our future obligations entail a share of the sites’ ongoing operating and maintenance expense. We are also addressing four on-site cleanups for which we are the primary responsible party. Three of these cleanup sites are in the operation and maintenance stage and one is in the implementation stage.

We have an accrued liability on our consolidated balance sheet of $6.9 million and $7.5 million as of December 31, 2018 and December 31, 2017, respectively, to the extent costs are known or can be reasonably estimated for our remaining financial obligations for the environmental matters discussed above and which does not anticipate that any of these matters will result in material additional costs beyond amounts accrued. Based upon consideration of currently available information, we do not anticipate any material adverse effect on our results of operations, financial condition, liquidity or competitive position as a result of compliance with federal, state, local or foreign environmental laws or regulations, or cleanup costs relating to these matters.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable

PART II

ITEM 5.	MARKET FOR REGISTRANTS’ COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Common Stock, $0.01 par value per share, trades on the New York Stock Exchange (“NYSE”) under the symbol “GDI.” As of January 31, 2019, there were 196 holders of record of our common stock. This stockholder figure does not include a substantially greater number of holders whose shares are held of record by banks, brokers, and other financial institutions.

Dividend Policy

We did not declare or pay dividends to the holders of our common stock in the years ended December 31, 2018 and 2017. We do not intend to pay cash dividends on our common stock in the foreseeable future. We may, in the future, decide to pay dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions contained in current or future financing instruments and other factors that our board of directors deem relevant.

Company Purchases

The following table contains detail related to the repurchase of our common stock based on the date of trade during the quarter ended December 31, 2018.

2018 Fourth Quarter Months	Total Number of Shares Purchased(1)	Average Price Paid Per Share(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(3)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(3)
October 1, 2018 - October 31, 2018	857,901	$24.48	846,248	223,741,609
November 1, 2018 - November 30, 2018	—	$—	—	223,741,609
December 1, 2018 - December 31, 2018	133,019	$22.44	133,019	220,756,556
(1)	All of the shares purchased during the quarter ended December 31, 2018 were acquired pursuant to the repurchase program described in (3) below, except for 11,653 shares that were repurchased during the period from October 1, 2018 through October 31, 2018 in connection with net exercises of stock options.
(2)	The average price paid per share includes brokerage commissions.
(3)	On August 1, 2018, the Company announced that our Board of Directors had approved a share repurchase program which authorized the repurchase of up to $250.0 million of the Company’s outstanding common stock over the next two years, effective August 1, 2018 until and including July 31, 2020. For a further description of the share repurchase program, see Note 24 “Share Repurchase Program” to our audited consolidated financial statements included elsewhere in this Form 10-K.

ITEM 6.	SELECTED FINANCIAL DATA

Set forth below is our selected consolidated financial data as of the dates and for the periods indicated. The selected consolidated financial data as of December 31, 2018 and 2017 and for the fiscal years ended December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements and related notes to our audited consolidated financial statements included elsewhere in this Form 10-K. The selected consolidated financial data as of December 31, 2016, 2015 and 2014 have been derived from our consolidated financial statements and related notes to our consolidated financial statements not included in this Form 10-K.

The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes to our audited consolidated financial statements included elsewhere in this Form 10-K.

(in millions, except per share amounts)	Year Ended December 31, 2018	Year Ended December 31, 2017(1)	Year Ended December 31, 2016(1)	Year Ended December 31, 2015(1)	Year Ended December 31, 2014(1)
Consolidated Statements of Operations:
Revenues	$2,689.8	$2,375.4	$1,939.4	$2,126.9	$2,570.0
Cost of sales	1,677.3	1,477.5	1,222.7	1,347.8	1,633.2
Gross profit	1,012.5	897.9	716.7	779.1	936.8
Selling and administrative expenses	434.6	446.2	415.1	431.0	478.9
Amortization of intangible assets	125.8	118.9	124.2	115.4	113.3
Impairment of goodwill	—	—	—	343.3	220.6
Impairment of other intangible assets	—	1.6	25.3	78.1	14.4
Other operating expense, net	9.1	222.1	48.6	20.7	64.3
Operating income (loss)	443.0	109.1	103.5	(209.4)	45.3
Interest expense	99.6	140.7	170.3	162.9	164.4
Loss on extinguishment of debt	1.1	84.5	—	—	—
Other income, net	(7.2)	(3.4)	(3.6)	(5.6)	(6.2)
Income (loss) before income taxes	349.5	(112.7)	(63.2)	(366.7)	(112.9)
Provision (benefit) for income taxes	80.1	(131.2)	(31.9)	(14.7)	23.0
Net income (loss)	269.4	18.5	(31.3)	(352.0)	(135.9)
Less: Net income (loss) attributable to noncontrolling interest	—	0.1	5.3	(0.8)	(0.9)
Net income (loss) attributable to Gardner Denver Holdings, Inc.	$269.4	$18.4	$(36.6)	$(351.2)	$(135.0)

Earnings (loss) per share, basic	$1.34	$0.10	$(0.25)	$(2.35)	$(0.91)
Earnings (loss) per share, diluted	$1.29	$0.10	$(0.25)	$(2.35)	$(0.91)
Weighted average shares, basic	201.6	182.2	149.2	149.6	148.9
Weighted average shares, diluted	209.1	188.4	149.2	149.6	148.9

Statement of Cash Flow Data:
Cash flows - operating activities	$444.5	$200.5	$165.6	$172.1	$141.8
Cash flows - investing activities	(235.0)	(60.8)	(82.1)	(84.0)	(155.4)
Cash flows - financing activities	(373.0)	(17.4)	(43.0)	(35.0)	(3.7)

Balance Sheet Data (at period end):
Cash and cash equivalents	$221.2	$393.3	$255.8	$228.3	$184.2
Total assets	4,487.1	4,621.2	4,316.0	4,462.0	5,107.1
Total liabilities	2,811.1	3,144.4	4,044.2	4,056.5	4,218.5
Total stockholders’ equity	1,676.0	1,476.8	271.8	405.5	888.6

(in millions, except per share amounts)	Year Ended December 31, 2018	Year Ended December 31, 2017(1)	Year Ended December 31, 2016(1)	Year Ended December 31, 2015(1)	Year Ended December 31, 2014(1)
Other Financial Data (unaudited):
Adjusted EBITDA(2)	$681.8	$561.5	$400.7	$418.9
Adjusted net income(2)	394.7	249.3	133.6	128.1
Capital expenditures	52.2	56.8	74.4	71.0
Free cash flow(2)	392.3	143.7	91.2	101.1
(1)	In the first quarter of fiscal year 2018, we adopted the provisions of ASU 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”). The reclassification of other components of net periodic benefit cost for the years ended December 31, 2017 and 2016 as a result of the adoption of ASU 2017-07 is detailed in Note 2 “New Accounting Standards” to our audited consolidated financial statements included elsewhere in this Form 10-K. For the years ended December 31, 2015 and 2014, we reclassified $4.0 million and $2.9 million of income, respectively, from “Selling and administrative expenses” to “Other income, net.”
(2)	We report our financial results in accordance with GAAP. To supplement this information, we also use the following measures in this Form 10-K: “Adjusted EBITDA,” “Adjusted Net Income” and “Free Cash Flow.” Management believes that Adjusted EBITDA and Adjusted Net Income are helpful supplemental measures to assist us and investors in evaluating our operating results as they exclude certain items whose fluctuation from period to period do not necessarily correspond to changes in the operations of our business. Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, as further adjusted to exclude certain non-cash, non-recurring and other adjustment items. We believe that the adjustments applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that we do not expect to continue at the same level in the future. Adjusted Net Income is defined as net income (loss) including interest, depreciation and amortization of non-acquisition related intangible assets and excluding other items used to calculate Adjusted EBITDA and further adjusted for the tax effect of these exclusions. We use Free Cash Flow to review the liquidity of our operations. We measure Free Cash Flow as cash flows from operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under GAAP and should not be considered as an alternative to cash flows from operating activities.

As a result, we and our board of directors regularly use these measures as tools in evaluating our operating and financial performance and in establishing discretionary annual compensation. Such measures are provided in addition to, and should not be considered to be a substitute for, or superior to, the comparable measure under GAAP. In addition, we believe that Adjusted EBITDA, Adjusted Net Income and Free Cash Flow are frequently used by investors, analysts and other interested parties in the evaluation of issuers, many of which also present Adjusted EBITDA, Adjusted Net Income and Free Cash Flow when reporting their results in an effort to facilitate an understanding of their operating and financial results and liquidity.

Adjusted EBITDA, Adjusted Net Income and Free Cash Flow should not be considered as alternatives to net income (loss) or other performance measures calculated in accordance with GAAP, or as alternatives to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA, Adjusted Net Income and Free Cash Flow have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP.

Set forth below are the reconciliations of net income (loss) to Adjusted EBITDA and Adjusted Net Income and cash flows from operating activities to Free Cash Flow.

	Year Ended December 31,
	2018	2017	2016
Net Income (Loss)	$269.4	$18.5	$(31.3)
Plus:
Interest expense	99.6	140.7	170.3
Provision (benefit) for income taxes	80.1	(131.2)	(31.9)
Depreciation expense	54.6	54.9	48.5
Amortization expense(a)	125.8	118.9	124.2
Impairment of other intangible assets(b)	—	1.6	25.3
KKR fees and expenses(c)	—	17.3	4.8
Restructuring and related business transformation costs(d)	38.8	24.7	78.7
Acquisition related expenses and non-cash charges(e)	16.7	4.1	4.3
Environmental remediation loss reserve(f)	—	0.9	5.6
Expenses related to public stock offerings(g)	2.9	4.1	—
Establish public company financial reporting compliance(h)	4.3	8.1	0.2
Stock-based compensation(i)	(2.3)	194.2	—
Loss on extinguishment of debt(j)	1.1	84.5	—
Foreign currency transaction (gains) losses, net	(1.9)	9.3	(5.9)
Shareholder litigation settlement recoveries(k)	(9.5)	—	—
Other adjustments(l)	2.2	10.9	7.9
Adjusted EBITDA	$681.8	$561.5	$400.7
Minus:
Interest expense	$99.6	$140.7	$170.3
Income tax provision, as adjusted(m)	119.0	105.4	34.7
Depreciation expense	54.6	54.9	48.5
Amortization of non-acquisition related intangible assets	13.9	11.2	13.6
Adjusted Net Income	$394.7	$249.3	$133.6
Free Cash Flow
Cash flows - operating activities	$444.5	$200.5	$165.6
Minus:
Capital expenditures	52.2	56.8	74.4
Free Cash Flow	$392.3	$143.7	$91.2
(a)	Represents $111.9 million, $107.7 million and $110.6 million of amortization of intangible assets arising from the KKR Transaction and other acquisitions (customer relationships and trademarks) and $13.9 million, $11.2 million and $13.6 million of amortization of non-acquisition related intangible assets, in each case for the years ended December 31, 2018, 2017 and 2016, respectively.
(b)	Represents non-cash charges for impairment of other intangible assets.
(c)	Represents management fees and expenses paid to Kohlberg, Kravis & Roberts & Co., L.P. (“KKR” or “Former Sponsor”).
(d)	Restructuring and related business transformation costs consist of the following.
	Year Ended December 31,
	2018	2017	2016
Restructuring charges	$12.7	$5.3	$32.9
Severance, sign-on, relocation and executive search costs	4.1	3.5	22.4
Facility reorganization, relocation and other costs	3.1	5.3	8.7
Information technology infrastructure transformation	0.8	5.2	2.3
(Gains) losses on asset and business disposals	(1.1)	0.8	0.1
Consultant and other advisor fees	14.1	1.7	9.7
Other, net	5.1	2.9	2.6
Total restructuring and related business transformation costs	$38.8	$24.7	$78.7

(e)	Represents costs associated with successful and/or abandoned acquisitions, including third-party expenses, post-closure integration costs (including certain incentive and non-incentive cash compensation costs), and non-cash charges and credits arising from fair value purchase accounting adjustments.
(f)	Represents estimated environmental remediation costs and losses relating to a former production facility.
(g)	Represents certain expenses related to our initial public offering and subsequent secondary offerings.
(h)	Represents third party expenses to comply with the requirements of Sarbanes-Oxley in 2018 and the accelerated adoption of the new accounting standards (ASC 606 – Revenue from Contracts with Customers and ASC 842 – Leases) in the first quarter of 2018 and 2019 respectively, one year ahead of the required adoption dates for a private company.
(i)	Represents stock-based compensation expense recognized for the year ended December 31, 2018 of $2.8 million, reduced by $5.1 million primarily due to a decrease in the estimated accrual for employer taxes related to deferred stock units (“DSU”) as a result of a lower per share stock price.

Represents stock-based compensation expense recognized for the year ended December 31, 2017 for stock options outstanding of $77.6 million and DSUs granted to employees at the date of the initial public offering of $97.4 million under the 2013 Stock Incentive Plan, and employer taxes related to DSUs granted to employees at the date of the initial public offering of $19.2 million.

(j)	Represents losses on extinguishment of the senior notes, extinguishment of a portion of the U.S. Term Loan, refinancing of the Original Dollar Term Loan Facility and the Original Euro Term Loan Facility and losses reclassified from AOCI into income related to the amendment of the interest rate swaps in conjunction with the debt repayment.
(k)	Represents insurance recoveries of our shareholder litigation settlement in 2014.
(l)	Includes (i) the non-cash impact of net LIFO reserve adjustments, (ii) effects of amortization of prior service costs and amortization of losses in pension and other postemployment (“OPEB”) expense, (iii) certain legal and compliance costs and (iv) other miscellaneous adjustments.
(m)	Represents our income tax provision adjusted for the tax effect of pre-tax items excluded from Adjusted Net Income and the removal of applicable discrete tax items. The tax effect of pre-tax items excluded from Adjusted Net Income is computed using the statutory tax rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances. Discrete tax items include changes in tax laws or rates, changes in uncertain tax positions relating to prior years and changes in valuation allowances. All impacts relating to the Tax Cuts and Jobs Act of 2017 have been included as an adjustment on the ‘Tax law change” line of the table below.

The income tax provision, as adjusted for each of the periods presented below consists of the following.

	Year Ended December 31,
	2018	2017	2016
Provision (benefit) for income taxes	$80.1	$(131.2)	$(31.9)
Tax impact of pre-tax income adjustments	36.9	139.3	71.8
Tax law change	1.2	95.3	—
Discrete tax items	0.8	2.0	(5.2)
Income tax provision, as adjusted	$119.0	$105.4	$34.7

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains management’s discussion and analysis of our financial condition and results of operations and should be read together with “Item 6. Selected Financial Data” and our audited consolidated financial statements and related notes to our consolidated financial statements included elsewhere in this Form 10-K. This discussion contains forward-looking statements and involves numerous risks and uncertainties. Our actual results may differ materially from those anticipated in any forward-looking statements as a result of many factors, including those set forth under the “Special Note Regarding Forward-Looking Statements,” “Item 1A. Risk Factors” and elsewhere in this Form 10-K.

Executive Overview

Our Company

We are a leading global provider of mission-critical flow control and compression equipment and associated aftermarket parts, consumables and services, which we sell across multiple attractive end-markets within the industrial, energy and medical industries. We manufacture one of the broadest and most complete ranges of compressor, pump, vacuum and blower products in our markets, which, combined with our global geographic footprint and application expertise, allows us to provide differentiated product and service offerings to our customers. Our products are sold under a collection of premier, market-leading brands, including Gardner Denver, CompAir, Nash, Emco Wheaton, Robuschi, Elmo Rietschle and Thomas, which we believe are globally recognized in their respective end-markets and known for product quality, reliability, efficiency and superior customer service. These attributes, along with over 155 years of engineering heritage, generate strong brand loyalty for our products and foster long-standing customer relationships, which we believe have resulted in leading market positions within each of our operating segments. We have sales in more than 175 countries and our diverse customer base utilizes our products across a wide array of end-markets that have favorable near- and long-term growth prospects, including industrial manufacturing, energy (with particular exposure to the North American upstream land-based market), transportation, medical and laboratory sciences, food and beverage packaging and chemical processing.

Our products and services are critical to the processes and systems in which they are utilized, which are often complex and function in harsh conditions where the cost of failure or downtime is high. However, our products and services typically represent only a small portion of the costs of the overall systems or functions that they support. As a result, our customers place a high value on our application expertise, product reliability and the responsiveness of our service. To support our customers and market presence, we maintain significant global scale with 41 key manufacturing facilities, more than 30 complementary service and repair centers across six continents and approximately 6,700 employees worldwide as of December 31, 2018.

The process-critical nature of our product applications, coupled with the standard wear and tear replacement cycles associated with the usage of our products, generates opportunities to support customers with our broad portfolio of aftermarket parts, consumables and services. Customers place a high value on minimizing any time their operations are offline. As a result, the availability of replacement parts, consumables and our repair and support services are key components of our value proposition. Our large installed base of products provides a recurring revenue stream through our aftermarket parts, consumables and services offerings. As a result, our aftermarket revenue is significant, representing 39% of total Company revenue and approximately 43% of our combined Industrials and Energy segments’ revenue in 2018.

Our Segments

We report our results of operations through three reportable segments: Industrials, Energy and Medical.

Industrials

In the Industrials segment, we design, manufacture, market and service a broad range of air compression, vacuum and blower products across a wide array of technologies and applications. Almost every manufacturing and industrial facility, and many service and process industries, use air compression and vacuum products in a variety of applications such as operation of pneumatic air tools, vacuum packaging of food products and aeration of waste water. We maintain a leading position in our markets and serve customers globally. We offer comprehensive aftermarket parts and an experienced direct and distributor-based service network world-wide to complement all of our products. In 2018, the Industrials segment generated Segment Revenue of $1,303.3 million and Segment Adjusted EBITDA of $288.2 million, reflecting a Segment Adjusted EBITDA Margin of 22.1%.

Energy

In the Energy segment, we design, manufacture, market and service a diverse range of positive displacement pumps, liquid ring vacuum pumps and compressors, and engineered loading systems and fluid transfer equipment, consumables, and associated aftermarket parts and services. We serve customers in the upstream, midstream, and downstream oil and gas markets, and various other markets including petrochemical processing, power generation, transportation, and general industrial. We are one of the largest suppliers in these markets and have long-standing customer relationships. Our positive displacement pumps are used in the oilfield for drilling, hydraulic fracturing, completion and well servicing. Our liquid ring vacuum pumps and compressors are used in many power generation, mining, oil and gas refining and processing, chemical processing and general industrial applications including flare gas and vapor recovery, geothermal gas removal, vacuum de-aeration, enhanced oil recovery, water extraction in mining and paper and chlorine compression in petrochemical operations. Our engineered loading systems and fluid transfer equipment ensure the safe handling and transfer of crude oil, liquefied natural gas, compressed natural gas, chemicals, and bulk materials. In 2018, the Energy segment generated Segment Revenue of $1,121.1 million and Segment Adjusted EBITDA of $337.8 million, reflecting a Segment Adjusted EBITDA Margin of 30.1%.

Medical

In the Medical segment, we design, manufacture and market a broad range of highly specialized gas, liquid and precision syringe pumps and compressors primarily for use in the medical, laboratory and biotechnology end markets. Our customers are mainly medium and large durable medical equipment suppliers that integrate our products into their final equipment for use in applications such as oxygen therapy, blood dialysis, patient monitoring, wound treatment, and others. Further, with recent acquisitions, we expanded into liquid handling components and systems used in biotechnology applications including clinical analysis instrumentation. We also have a broad range of end use deep vacuum products for laboratory science applications. In 2018, the Medical segment generated Segment Revenue of $265.4 million and Segment Adjusted EBITDA of $75.0 million, reflecting a Segment Adjusted EBITDA Margin of 28.3%.

Components of Our Revenue and Expenses

Revenues

We generate revenue from sales of our highly engineered, application-critical products and by providing associated aftermarket parts, consumables and services. We sell our products and deliver aftermarket services both directly to end-users and through independent distribution channels, depending on the product line and geography. Below is a description of our revenues by segment and factors impacting total revenues.

Industrials Revenue

Our Industrials Segment Revenues are generated primarily through sales of air compression, vacuum and blower products to customers in multiple industries and geographies. A significant portion of our sales in the Industrials segment are made to independent distributors. The majority of Industrials segment revenues are derived from short duration contracts and revenue is recognized at a single point in time when control is transferred to the customer, generally at shipment or when delivery has occurred or services have been rendered. Certain contracts may involve significant design engineering to customer specifications, and depending on the contractual terms, revenue is recognized either over the duration of the contract or at contract completion when equipment is delivered to the customer. Our large installed base of products in our Industrials segment drives demand for recurring aftermarket support services primarily composed of replacement part sales to our distribution partners and, to a lesser extent, by directly providing replacement parts and repair and maintenance services to end customers. Revenue for services is recognized when services are performed.

Energy Revenue

Our Energy Segment Revenues are generated primarily through sales of positive displacement pumps, liquid ring vacuum pumps, compressors and integrated systems and engineered fluid loading and transfer equipment and associated aftermarket parts, consumables and services for use primarily in upstream, midstream, downstream and petrochemical end-markets across multiple geographies. The majority of Energy segment revenues are derived from short duration contracts and revenue is recognized at a single point in time when control is transferred to the customer, generally at shipment or when delivery has occurred or services have been rendered. Certain contracts with customers in the mid- and downstream and petrochemical markets are higher sales value and often have longer lead times and involve more application specific engineering. Depending on the contractual terms, revenue is recognized either over the duration of the contract or at contract completion when equipment is delivered to the customer. Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses are determined to be probable. As a result, the timing of these contracts can result in significant variation in reported revenue from quarter to quarter. Our large installed base of products in our Energy segment drives demand for recurring aftermarket support services to customers, including replacement parts, consumables and repair and maintenance services. The mix of aftermarket to original equipment revenue within the Energy segment is impacted by trends in upstream energy activity in North America. Revenue for services is recognized when services are performed. In response to customer demand for faster access to aftermarket parts and repair services, we expanded our direct aftermarket service locations in our Energy segment, particularly in North American markets driven by upstream energy activity. Energy segment products and aftermarket parts, consumables and services are sold both directly to end customers and through independent distributors, depending on the product category and geography.

Medical Revenue

Our Medical Segment Revenues are generated primarily through sales of highly specialized gas, liquid and precision syringe pumps that are specified by medical and laboratory equipment suppliers for use in medical and laboratory applications. Our products are often subject to extensive collaborative design and specification requirements, as they are generally components specifically designed for, and integrated into, our customers’ products. Revenue is recognized when control is transferred to the customer, generally at shipment or when delivery has occurred. Our Medical segment also has limited aftermarket revenues related to certain products.

Expenses

Cost of Sales

Cost of sales includes the costs we incur, including purchased materials, labor and overhead related to manufactured products and aftermarket parts sold during a period. Depreciation related to manufacturing equipment and facilities is included in cost of sales. Purchased materials represent the majority of costs of sales, with steel, aluminum, copper and partially finished castings representing our most significant materials inputs. We have instituted a global sourcing strategy to take advantage of coordinated purchasing opportunities of key materials across our manufacturing plant locations.

Cost of sales for services includes the direct costs we incur, including direct labor, parts and other overhead costs including depreciation of equipment and facilities, to deliver repair, maintenance and other field services to our customers.

Selling and Administrative Expenses

Selling and administrative expenses consist of (i) salaries and other employee-related expenses for our selling and administrative functions and other activities not associated with the manufacture of products or delivery of services to customers; (ii) facility operating expenses for selling and administrative activities, including office rent, maintenance, depreciation and insurance; (iii) marketing and direct costs of selling products and services to customers including internal and external sales commissions; (iv) research and development expenditures; (v) professional and consultant fees; (vi) KKR fees and expenses; (vii) expenses related to our public stock offerings and to establish public company reporting compliance; and (viii) other miscellaneous expenses. Certain corporate expenses, including those related to our shared service centers in the United States and Europe, that directly benefit our businesses are allocated to our business segments. Certain corporate administrative expenses, including corporate executive compensation, treasury, certain information technology, internal audit and tax compliance, are not allocated to the business segments.

Amortization of Intangible Assets

Amortization of intangible assets includes the periodic amortization of intangible assets recognized when an affiliate of KKR acquired us on July 30, 2013 and intangible assets recognized in connection with businesses we acquired since July 30, 2013, including customer relationships and trademarks.

Impairment of Other Intangible Assets

Impairment of other intangible assets includes non-cash charges we recognized for the impairment of other intangible assets.

Other Operating Expense, Net

Other operating expense, net includes foreign currency gains and losses, restructuring charges, certain litigation and contract settlement losses, environmental remediation, stock-based compensation expense and other miscellaneous operating expenses.

Provision (Benefit) for Income Taxes

The provision or benefit for income taxes includes U.S. federal, state and local income taxes and all non-U.S. income taxes. We are subject to income tax in approximately 35 jurisdictions outside of the United States. Because we conduct operations on a global basis, our effective tax rate depends, and will continue to depend, on the geographic distribution of our pre-tax earnings among several different taxing jurisdictions. Our effective tax rate can also vary based on changes in the tax rates of the different jurisdictions, the availability of tax credits and non-deductible items.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code that affected 2017 and 2018, including, but not limited to, (1) requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years, (2) bonus depreciation that will allow for full expensing of qualified property, and (3) a change in US deferred tax assets and liabilities relating to the US tax rate reduction from 35% to 21%. See Note 15 “Income Taxes” to our audited consolidated financial statements included elsewhere in this Form 10-K.

Items Affecting our Reported Results

General Economic Conditions and Capital Spending in the Industries We Serve

Our financial results closely follow changes in the industries and end-markets we serve. Demand for most of our products depends on the level of new capital investment and planned and unplanned maintenance expenditures by our customers. The level of capital expenditures depends, in turn, on the general economic conditions as well as access to capital at reasonable cost. In particular, demand for our Industrials products generally correlates with the rate of total industrial capacity utilization and the rate of change of industrial production. Capacity utilization rates above 80% have historically indicated a strong demand environment for industrial equipment. In our Energy segment, demand for our products that serve upstream energy end-markets are influenced heavily by energy prices and the expectation as to future trends in those prices. Energy prices have historically been cyclical in nature and are affected by a wide range of factors. In addition to energy prices, demand for our upstream energy products are positively impacted by increasing global land rig count, drilled but uncompleted wells, the level of hydraulic fracturing intensity and activity measured by horsepower utilization and lateral lengths as well as drilling and completion capital expenditures. In the midstream and downstream portions of our Energy segment, overall economic growth and industrial production, as well as secular trends, impact demand for our products. In our Medical segment we expect demand for our products to be driven by favorable trends, including the growth in healthcare spend and expansion of healthcare systems due to an aging population requiring medical care and increased investment in health solutions and safety infrastructures in emerging economies. Over longer time periods, we believe that demand for all of our products also tends to follow economic growth patterns indicated by the rates of change in the GDP around the world, as augmented by secular trends in each segment. Our ability to grow and our financial performance will also be affected by our ability to address a variety of challenges and opportunities that are a consequence of our global operations, including efficiently utilizing our global sales, manufacturing and distribution capabilities and engineering innovative new product applications for end-users in a variety of geographic markets.

Foreign Currency Fluctuations

A significant portion of our revenues, approximately 52% for the year ended December 31, 2018, was denominated in currencies other than the U.S. dollar. Because much of our manufacturing facilities and labor force costs are outside of the United States, a significant portion of our costs are also denominated in currencies other than the U.S. dollar. Changes in foreign exchange rates can therefore impact our results of operations and are quantified when significant to our discussion.

Factors Affecting the Comparability of our Results of Operations

As a result of a number of factors, our historical results of operations are not comparable from period to period and may not be comparable to our financial results of operations in future periods. Key factors affecting the comparability of our results of operations are summarized below.

Variability within Upstream Energy Markets

We sell products and provide services to customers in upstream energy markets, primarily in the United States. For the upstream energy end-market, in our Energy segment, we manufacture pumps and associated aftermarket products and services used in drilling, hydraulic fracturing and well service applications, while in our Industrials segment we sell dry bulk frac sand blowers, which are used in hydraulic fracturing operations. We refer to these products and services in the Energy and Industrial segments as “upstream energy.” Our Medical segment is not exposed to the upstream energy industry.

Demand for upstream energy products has historically corresponded to the supply and demand dynamics related to oil and natural gas products, and has been influenced by oil and natural gas prices, the level and intensity of hydraulic fracturing activity rig count, drilling activity and other economic factors. These factors have caused the level of demand for certain of our Energy products to change at times (both positively and negatively) and we expect these trends to continue in the future.

We believe it is helpful to consider the impact of our exposure to upstream energy in evaluating our 2016, 2017 and 2018 Segment Revenue and Segment Adjusted EBITDA, in order to better understand other drivers of our performance during those periods, including operational improvements. For the Energy segment, we assess the impact of our exposure to upstream energy as the portion of Energy Segment Adjusted EBITDA of the business unit serving the upstream energy market. For the Industrials segment, we assess the impact as the standard profit on the specific upstream energy market products.

Restructuring and Other Business Transformation Initiatives

Since 2013, our top priority has been to implement business transformation initiatives. A key element of those business transformation initiatives was restructuring programs within our Industrials, Energy, and Medical segments as well as at the Corporate level. Restructuring charges, program related facility reorganization, relocation and other costs, and related capital expenditures were impacted most significantly. Under these restructuring programs, we incurred restructuring charges of $5.3 million and $32.9 million in 2017 and 2016, respectively. In addition, we incurred program related facility reorganization, relocation and other costs of $5.3 million and $8.7 million in 2017 and 2016, respectively. We also made capital expenditures related to these programs of approximately $3.1 million in 2017 and $16.2 million in 2016. The Industrials restructuring program included the closure of a business that had approximately $3.0 million in revenues in 2016. These restructuring programs were completed in 2017. We generally expect that the savings associated with these restructuring programs will recover the associated costs within two to three years of such costs being incurred.

We announced a restructuring program in the third and fourth quarters of 2018 that primarily involves workforce reductions and facility consolidations. In the year ended December 31, 2018, $12.7 million was charged to expense related to this restructuring program. We expect additional restructuring activity in the first half of 2019 focused on targeted workforce optimization within general and administrative back-office and manufacturing overhead as well as continued facility consolidation.

Acquisitions

Given our global reach, market leading position in our various product categories, strong channel access and aftermarket presence and operational excellence competency, our Company provides an attractive acquisition platform in the flow control and compression equipment sectors. Part of our strategy for growth is to acquire complementary flow control and compression equipment businesses, which provide access to new technologies or geographies or improve our aftermarket offerings.

In August 2016, we acquired a manufacturer of highly specialized consumable micro-syringes and valves that are used in liquid handling instruments in our Medical segment for approximately $18.8 million.

In June 2017, within our Industrials segment, we acquired a leading North American manufacturer of gas compression equipment and solutions for vapor recovery, biogas and other process and industrial applications for approximately $20.4 million, net of cash acquired (inclusive of an indemnity holdback of $1.9 million recorded in “Accrued liabilities”).

In February 2018, we acquired a leading global manufacturer of turbo vacuum technology systems and optimization solutions for industrial applications in our Industrials segment for total consideration, net of cash acquired, of approximately $94.9 million. In May 2018, we acquired a leading manufacturer of plungers and other well service pump consumable products in our Energy segment for total consideration, net of cash acquired of approximately $21.0 million (inclusive of cash payments of $18.8 million, a $2.0 million promissory note and a $0.2 million holdback). In November 2018, we acquired a leading manufacturer of rotary screws and piston compressors and associated aftermarket parts in our Industrials segment for total consideration, net of cash acquired, of $16.1 million (inclusive of cash payments of $14.8 million and a $1.3 million holdback). In December 2018, we acquired a leading manufacturer of specialty industrial pumps and associated aftermarket parts in our Industrials segment for total consideration of $58.5 million, net of cash acquired (inclusive of cash payments of $57.8 million, a payable for a $0.1 million purchase price adjustment and a $0.6 million holdback).

The revenues for these acquisitions subsequent to the respective dates of acquisition included in our financial results were $108.0 million, $27.8 million and $4.9 million for the years ended December 31, 2018, 2017 and 2016, respectively. The operating income (loss) for these acquisitions subsequent to their respective dates of acquisition, including organic growth since acquisition, included in our financial results was $8.8 million, $3.7 million and ($0.3) million for the years ended December 31, 2018, 2017 and 2016, respectively.

See Note 3 “Business Combinations” to our audited consolidated financial statements included elsewhere in this Form 10-K for further discussion around the outstanding holdbacks for the years ended December 31, 2018, 2017 and 2016.

KKR Management Fees and Expenses

Through the date of our initial public offering in 2017, KKR charged an annual management fee, as well as fees and expenses for services provided. These fees and charges were $1.1 million and $4.8 million for the years ended December 31, 2017 and 2016, respectively. In May 2017, the monitoring agreement was terminated in accordance with its terms and we paid an additional termination fee of approximately $16.2 million.

Stock-Based Compensation Expense

For the year ended December 31, 2018, we incurred stock-based compensation expense of approximately $2.8 million which was reduced by $5.1 million primarily due to a decrease in the estimated accrual for employer taxes related to DSUs as a result of a lower per share stock price.

The $2.8 million of stock-based compensation expense included expense for the modification of equity awards for certain former employees of $3.8 million and expense for equity awards granted under the 2013 Plan and the 2017 Plan of $7.2 million reduced by a benefit for a reduction in the liability for stock appreciation rights (“SAR”) of $8.2 million. As of December 31, 2018, there was $20.3 million of unrecognized stock-based compensation expense related to outstanding stock options that will be recognized in future periods.

Subsequent to the initial public offering in May 2017, we recognized stock-based compensation expense of approximately $77.6 million related to time-based and performance-based stock options. As of December 31, 2017 there was $9.1 million of unrecognized stock-based compensation expense related to outstanding stock options that will be recognized in future periods. The Company also recognized $97.4 million of compensation expense related to a grant of 5.5 million DSUs to employees at the date of the initial public offering and employer taxes related to DSUs of $19.2 million. The Company expects to make stock-based awards to employees and recognize stock-based compensation expenses in future periods.

Income Taxes

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (“Tax Act”) was enacted into law. The new legislation contains several key tax provisions that affected us, including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes, including the determination of the transition tax, the remeasurement of our U.S. deferred tax assets and liabilities as well as the reassessment of the net realizability of our deferred tax assets and liabilities, in the period of enactment. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allowed us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. As a result, we previously provided a provisional estimate of the effect of the Tax Act in our financial statements for 2017 and through the first nine months of 2018. In the fourth quarter of 2018, we completed our accounting for all of the enactment-date income tax effects of the Tax Act by increasing the total benefit taken in 2017 of $95.3 million to $96.5 million. Due to the Tax Act, the total U.S. deferred changed from a tax benefit of $89.6 million in 2017 to $74.5 million in 2018, with a 2018 measurement-period adjustment of $15.1 million and the ASC 740-30 (formerly APB 23) liability, related to the permanent reinvestment of earnings in foreign subsidiaries assertion, changed from a tax benefit of $69.0 million in 2017 to $72.5 million in 2018, with a 2018 measurement-period adjustment of $3.5 million. The provisional one-time transition tax of $63.3 million in 2017 decreased to $50.5 million in 2018, with a 2018 measurement-period adjustment of $12.8 million. The total $1.2 million benefit has a (0.3)% impact to the overall rate in 2018.

The Tax Act creates a new requirement that certain income (i.e., GILTI) earned by controlled foreign corporations (“CFC”) must be included currently in the gross income of the CFCs’ U.S. shareholder. GILTI is the excess of the shareholder’s “net CFC tested income” over the net deemed tangible income return, which is currently defined as the excess of (1) 10% of the aggregate of the U.S. shareholder’s pro rata share of the qualified business asset investment of each CFC with respect to which it is a U.S. shareholder over (2) the amount of certain interest expense taken into account in the determination of net CFC-tested income.

Under U.S. GAAP, we are allowed to make an accounting policy election of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the “period cost method”) or (2) factoring such amounts into a company’s measurement of its deferred taxes (the “deferred method”). The Company has determined that it will follow the period cost method (option 1 above) going forward. The tax provision for the twelve month period ended December 31, 2018 reflects this decision. All of the additional calculations and rule changes found in the Tax Act have been considered in the tax provision for the three and twelve month periods ended December 31, 2018. The Company recorded a tax expense of $11.9 million in the period for the GILTI provisions of the Tax Act that were effective for the first time during 2018.

See Note 15 “Income Taxes” to our audited consolidated financial statements included elsewhere in this Form 10-K.

Outlook

Industrials Segment

The mission-critical nature of our Industrials products across manufacturing processes drives a demand environment and outlook that are correlated with global and regional industrial production, capacity utilization and long-term GDP growth. In the fourth quarter of 2018, we had $322.5 million of orders in our Industrials segment, an increase of 1% over the fourth quarter of 2017, or a 4% increase on a constant currency basis. We believe that we are well positioned to continue to benefit from a slower but positive industrial production and global GDP outlook. Our fourth quarter of 2018 constant currency increase was on top of strong fourth quarter of 2017 growth of 25%.

Energy Segment

Our Energy segment has a diverse range of equipment and associated aftermarket parts, consumables and services for a number of market sectors with both energy exposure, spanning upstream, midstream, downstream and petrochemical applications.

Our upstream products demand environment and outlook are influenced heavily by the supply and demand dynamics related to oil and natural gas products, and has been influenced by oil and natural gas prices, the level and intensity of hydraulic fracturing activity, global land rig count, drilled but uncompleted wells and other economic factors. These factors have caused the level of demand for certain of our upstream products to change at times (both positively and negatively) and we expect these trends to continue in the future. We believe we are well positioned to continue to benefit given our market position, diverse range of equipment, aftermarket parts and consumables and our service presence, but expect the demand environment and economic factors growth will slow with some factors potentially declining.

Our midstream and downstream products demand environment and outlook are relatively stable with attractive, long-term growth trends influenced by long-term GDP growth and the continued increase in the production and transportation of hydrocarbon. Demand for our petrochemical industry products correlates with capital expenditures related to growth and maintenance of petrochemical plants as well as activity levels therein. Advancements in the development of unconventional natural gas resources in North America over the past decade have resulted in the abundant availability of locally-sourced natural gas as feedstock for petrochemical plants in North America, supporting long-term growth.

In the fourth quarter of 2018, we had $269.5 million of orders in our Energy segment, a decrease of 4% over the fourth quarter of 2017, or a 3% decrease on a constant currency basis. This fourth quarter of 2018 constant currency decrease was off strong fourth quarter of 2017 growth of 62%.

Medical Segment

During 2018, we focused on the development and introduction of new products and applications to access the liquid pump market, leveraging our technology and expertise in gas pumps. Entering 2019, we believe that demand for products and services in the Medical space will continue to benefit from attractive secular growth trends in the aging population requiring medical care, emerging economies modernizing and expanding their healthcare systems and increased investment globally in health solutions. In addition, we expect growing demand for higher healthcare efficiency, requiring premium and high performance systems. In the fourth quarter of 2018 we had $65.8 million of orders in our Medical segment, a decrease of 1% over 2017, or a 1% increase on a constant currency basis. This fourth quarter increase on a constant currency basis was on top of strong fourth quarter of 2017 growth of 29%.

How We Assess the Performance of Our Business

We manage operations through the three business segments described above. In addition to our consolidated GAAP financial measures, we review various non-GAAP financial measures, including Adjusted EBITDA, Adjusted Net Income and Free Cash Flow.

We believe Adjusted EBITDA and Adjusted Net Income are helpful supplemental measures to assist us and investors in evaluating our operating results as they exclude certain items whose fluctuation from period to period do not necessarily correspond to changes in the operations of our business. Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation, amortization and certain non-cash, non-recurring and other adjustment items. We believe that the adjustments applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that we do not expect to continue at the same level in the future. Adjusted Net Income is defined as net income (loss) including interest, depreciation and amortization of non-acquisition related intangible assets and excluding other items used to calculate Adjusted EBITDA and further adjusted for the tax effect of these exclusions.

We use Free Cash Flow to review the liquidity of our operations. We measure Free Cash Flow as cash flows from operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under GAAP and should not be considered as an alternative to cash flows from operating activities.

Management and our board of directors regularly use these measures as tools in evaluating our operating and financial performance and in establishing discretionary annual compensation. Such measures are provided in addition to, and should not be considered to be a substitute for, or superior to, the comparable measures under GAAP. In addition, we believe that Adjusted EBITDA, Adjusted Net Income and Free Cash Flow are frequently used by investors and other interested parties in the evaluation of issuers, many of which also present Adjusted EBITDA, Adjusted Net Income and Free Cash Flow when reporting their results in an effort to facilitate an understanding of their operating and financial results and liquidity.

Adjusted EBITDA, Adjusted Net Income and Free Cash Flow should not be considered as alternatives to net income (loss) or any other performance measure derived in accordance with GAAP, or as alternatives to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA, Adjusted Net Income and Free Cash Flow have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP.

Included in our discussion of our consolidated and segment results below are changes in revenues and Adjusted EBITDA on a Constant Currency basis. Constant Currency information compares results between periods as if exchange rates had remained constant period over period. We define Constant Currency revenues and Adjusted EBITDA as total revenues and Adjusted EBITDA excluding the impact of foreign exchange rate movements and use it to determine the Constant Currency revenue and Adjusted EBITDA growth on a year-over-year basis. Constant Currency revenues and Adjusted EBITDA are calculated by translating current period revenues and Adjusted

EBITDA using corresponding prior period exchange rates. These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP. Results on a Constant Currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not a measure of performance presented in accordance with GAAP.

For further information regarding these measures, see “Item 6. Selected Financial Data.”

Results of Operations

Consolidated results should be read in conjunction with segment results and the Segment Information notes to our audited consolidated financial statements included elsewhere in this Form 10-K, which provide more detailed discussions concerning certain components of our consolidated statements of operations. All intercompany accounts and transactions have been eliminated within the consolidated results.

Consolidated Results of Operations for the Years Ended December 31, 2018, 2017 and 2016

	Year Ended December 31,
	2018	2017	2016
Consolidated Statements of Operations:
Revenues	$2,689.8	$2,375.4	$1,939.4
Cost of sales	1,677.3	1,477.5	1,222.7
Gross profit	1,012.5	897.9	716.7
Selling and administrative expenses	434.6	446.2	415.1
Amortization of intangible assets	125.8	118.9	124.2
Impairment of other intangible assets	—	1.6	25.3
Other operating expenses, net	9.1	222.1	48.6
Operating income	443.0	109.1	103.5
Interest expense	99.6	140.7	170.3
Loss on extinguishment of debt	1.1	84.5	—
Other income, net	(7.2)	(3.4)	(3.6)
Income (loss) before income taxes	349.5	(112.7)	(63.2)
Provision (benefit) for income taxes	80.1	(131.2)	(31.9)
Net income (loss)	269.4	18.5	(31.3)
Net income attributable to noncontrolling interest	—	0.1	5.3
Net income (loss) attributable to Gardner Denver Holdings, Inc	$269.4	$18.4	$(36.6)

Percentage of Revenues:
Gross profit	37.6%	37.8%	37.0%
Selling and administrative expenses	16.2%	18.8%	21.4%
Operating income	16.5%	4.6%	5.3%
Net income (loss)	10.0%	0.8%	(1.6)%
Adjusted EBITDA(1)	25.3%	23.6%	20.7%

Other Financial Data:
Adjusted EBITDA(1)	$681.8	$561.5	$400.7
Adjusted net income(1)	394.7	249.3	133.6
Cash flows - operating activities	444.5	200.5	165.6
Cash flows - investing activities	(235.0)	(60.8)	(82.1)
Cash flows - financing activities	(373.0)	(17.4)	(43.0)
Free cash flow(1)	392.3	143.7	91.2
(1)	See “Item 6. Selected Financial Data” for a reconciliation to the most directly comparable GAAP measure.

Revenues

Revenues for 2018 were $2,689.8 million, an increase of $314.4 million, or 13.2%, compared to $2,375.4 million in 2017. The increase in revenues was due primarily to higher revenues from upstream energy exposed markets (3.8% or $90.2 million), higher volume in other markets in our Energy Segment as well as in our Industrials and Medical Segments including from acquisitions (7.0% or $167.1 million), improved pricing in the other markets of our Energy Segment as well as in our Industrials and Medical Segments (1.2% or $28.8 million) and the favorable impact of foreign currencies (1.2% or $28.3 million). The percentage of consolidated revenues derived from aftermarket parts and services was 39.2% in 2018 compared to 41.3% in 2017.

Revenues for 2017 were $2,375.4 million, an increase of $436.0 million, or 22.5%, compared to $1,939.4 million in 2016. The increase in revenues was due primarily to higher revenues from upstream energy exposed markets (20.9% or $405.5 million), the favorable impact of foreign currencies (1.1% or $21.8 million), improved pricing in the other markets of our Energy segment as well as in our Industrials and Medical segments (1.0% or $18.8 million), and higher volume in our Industrials segment including from acquisitions net of divestitures (0.1% or $1.6 million), partially offset by lower volume including acquisitions in other markets in our Energy segment as well as in our Medical segment (0.6% or $11.7 million). The percentage of consolidated revenues derived from aftermarket parts and services was 41.3% in 2017 compared to 34.7% in 2016.

See further analysis in the segment results below.

Gross Profit

Gross profit in 2018 was $1,012.5 million, an increase of $114.6 million, or 12.8%, compared to $897.9 million in 2017, and as a percentage of revenues was 37.6% in 2018 and 37.8% in 2017. The increase in gross profit reflects primarily higher revenues from upstream energy exposed markets, higher volume in other markets in our Energy Segment as well as in our Industrials and Medical Segments including from acquisitions, improved pricing in the other markets of our Energy Segment as well as in our Industrials and Medical Segments, and the favorable impact of foreign currencies. The slight decrease in gross profit as a percentage of revenues primarily reflects higher materials and other manufacturing costs in our Industrials and Energy Segments, growth rates for original equipment revenues greater than the growth rates for aftermarket products and services in our Industrials Segment, and unfavorable product sales mix in our Industrials and Energy Segments.

Gross profit in 2017 was $897.9 million, an increase of $181.2 million, or 25.3%, compared to $716.7 million in 2016, and as a percentage of revenues was 37.8% in 2017 and 37.0% in 2016. The increase in gross profit reflects higher revenues from upstream energy exposed markets, higher volume in our Industrials segment including acquisitions and net of divestitures, improved pricing in other markets in our Energy segment as well as in our Industrials and Medical segments, and the favorable impact of foreign currencies, partially offset by lower volume including acquisitions in other markets in our Energy segment as well as in our Medical segment.

Selling and Administrative Expenses

Selling and administrative expenses were $434.6 million in 2018, a decrease of $11.6 million, or 2.6%, compared to $446.2 million in 2017. Selling and administrative expenses includes KKR fees and expenses of $0.0 million in 2018 and $17.3 million in 2017 and expenses related to our public stock offerings and establishment of public company financial reporting of $7.2 million in 2018 and $12.2 million in 2017. Excluding these items, selling and administrative expenses were $427.4 million in 2018 compared to $416.7 million in 2017, and selling and administrative expenses as a percentage of revenues decreased to 15.9% in 2018 from 17.5% in 2017. This increase in selling and administrative expense in 2018 primarily reflects increased professional and consulting fees, increased salaries, and additional selling and administrative expenses from acquisitions, partially offset by decreased incentive compensations. Selling and administrative expenses as a percentage of revenues decreased primarily due to higher revenues.

Selling and administrative expenses were $446.2 million in 2017, an increase of $31.1 million, or 7.5%, compared to $415.1 million in 2016. Selling and administrative expenses in 2017 includes $12.2 million of expenses related to our public stock offerings and establishment of public company financial reporting and $17.3 million of KKR fees and expenses, compared to $0.2 million and $4.8 million of expenses related to the establishment of public company financial reporting and KKR fees and expenses in 2016, respectively. Excluding these items, selling and administrative expenses were $416.7 million in 2017 compared to $410.1 million in 2016, and selling and administrative expenses as a percentage of revenues decreased to 17.5% in 2017 from 21.1% in 2016. This increase in selling and administrative expense in 2017 primarily reflects increased salaries and other employee related expenses, and professional and consulting fees, partially offset by reduced facilities operating expenses and reduced sales commissions. Selling and administrative expenses as a percentage of revenues decreased primarily due to higher revenues.

Amortization of Intangible Assets

Amortization of intangible assets was $125.8 million, $118.9 million, and $124.2 million in 2018, 2017 and 2016, respectively. The increase of $6.9 million in 2018 compared to 2017 was primarily due to the amortization of intangibles acquired in 2018.

The decrease of $5.3 million in 2017 compared to 2016 was primarily due to assets that became fully amortized in 2016, partially offset by changes in foreign currencies.

Impairment of Other Intangible Assets

In 2017, we recorded a non-cash charge for the impairment of other intangible assets of $1.6 million, primarily related to trademarks in our Industrials segment.

In 2016, we recorded a non-cash charge for the impairment of other intangible assets of $25.3 million, primarily related to trademarks in our Industrials segment.

Other Operating Expense, Net

Other operating expense, net was $9.1 million in 2018, a decrease of $213.0 million compared to $222.1 million in 2017, primarily due to lower stock-based compensation expense of $172.3 million and lower employer taxes related to stock-based compensation of $24.3 million, foreign currency transaction gains of $1.9 million in 2018 compared to losses of $9.3 million in 2017, and shareholder litigation settlement recoveries in 2018 of $9.5 million, partially offset by increased restructuring charges of $7.4 million and increased acquisition related expenses and non-cash charges of $6.4 million.

Other operating expense, net was $222.1 million in 2017, an increase of $173.5 million compared to $48.6 million in 2016, primarily due to the recognition of stock-based compensation expense for stock options and deferred stock units of $175.0 million, employer taxes related to deferred stock units of $19.2 million and increased foreign currency transaction losses of $9.3 million in 2017 compared to gains of $5.9 million in 2016, partially offset by lower employee severance costs of $5.3 million in 2017 compared to $32.9 million in 2016, and lower environmental remediation of $0.9 million in 2017 compared to $5.6 million in 2016.

Interest Expense

Interest expense was $99.6 million, $140.7 million and $170.3 million in 2018, 2017 and 2016, respectively. The decrease of $41.1 million in 2018 compared to 2017 was primarily due to repayments of debt with the proceeds of our initial public offering in 2017 and reduced debt as a result of prepayments in 2018 and a lower weighted-average interest rate of 5.2% in 2018 compared to 6.0% in 2017. The decrease of $29.6 million in 2017 compared to 2016 was primarily due to reduced debt as a result of repayments of debt with proceeds of our initial public offering, and a decreased weighted-average interest rate of approximately 6.0% in 2017 compared to 6.1% in 2016.

Other Income, Net

Other income, net was $7.2 million, $3.4 million and $3.6 million in 2018, 2017 and 2016, respectively. The increase in other income, net of $3.8 million in 2018 compared to 2017 was primarily due to a reduction of $5.1 million in the other components of net periodic benefit cost, increased interest income of $0.8 million and increased other financing income of $0.7 million, partially offset by a decrease in the gains on postretirement plan investments of $2.8 million. The decrease of $0.2 million in 2017 compared to 2016 was primarily due to an increase of $1.2 million in the other components of net periodic benefit cost partially offset by the increase in the gain on postretirement plan investments of $1.0 million.

Provision (Benefit) for Income Taxes

The provision for income taxes was $80.1 million resulting in a 22.9% effective tax rate in 2018 compared to a benefit of $131.2 million resulting in a 116.3% effective tax benefit rate in 2017. The increase in the tax provision and the decreased effective tax rate resulted primarily from an increase in pretax book income, an increase in a benefit related to equity compensation, and a reduction of the overall impact of the Tax Act in 2018 compared to the enactment date in 2017.

The benefit for income taxes was $131.2 million resulting in a 116.3% effective tax benefit rate in 2017 compared to a benefit of $31.9 million resulting in a 50.5% effective tax benefit rate in 2016. The increase in the tax benefit and the effective tax rate resulted primarily from the Tax Act. There was a $89.6 million deferred benefit associated with the rate moving from 35% to 21%. In 2017, we recognized an ASC 740-30 (formerly APB 23) liability reduction related to the permanent reinvestment of earnings in foreign subsidiaries assertion, resulting in a benefit of $69.0 million which was partially offset by a one-time transition tax provision of approximately $63.3 million.

Net Income (Loss)

Net income was $269.4 million in 2018 compared to a net income of $18.5 million in 2017. The increase in net income was primarily due to higher operating income on higher revenues and gross profit, lower stock-based compensation expense, lower loss on extinguishment of debt, and lower interest expense, partially offset by an increase in the provision for income taxes.

Net income was $18.5 million in 2017 compared to a net loss of $31.3 million in 2016. The increase in net income was primarily due to higher operating income on higher revenues and gross profit and lower interest expense, and an increase in the benefit for income taxes, partially offset by higher stock-based compensation expense and loss on extinguishment of debt.

Adjusted EBITDA

Adjusted EBITDA increased $120.3 million to $681.8 million in 2018 compared to $561.5 million in 2017. Adjusted EBITDA as a percentage of revenues increased 170 basis points to 25.3% in 2018 from 23.6% in 2017. The increase in Adjusted EBITDA was primarily due to higher revenues from upstream energy exposed markets ($44.2 million), improved pricing in the other markets of our Energy Segment as well as in our Industrials and Medical Segments ($28.8 million), higher volume in other markets in our Energy Segment as well as in our Industrials and Medical Segments including from acquisitions ($63.1 million) and lower selling and administrative expenses ($22.0 million), partially offset by higher materials and other manufacturing costs in our Industrials and Energy Segments growth rates for original equipment revenues greater than the growth rates for aftermarket products and services in our Industrials Segment, and unfavorable product sales mix in our Industrials Segment and in other markets in our Energy Segment ($43.5 million).

Adjusted EBITDA increased $160.8 million to $561.5 million in 2017 compared to $400.7 million in 2016. Adjusted EBITDA as a percentage of revenues increased 290 basis points to 23.6% in 2017 from 20.7% in 2016. The increase in Adjusted EBITDA was primarily due to increased revenues in upstream energy exposed markets ($159.7 million), improved pricing ($18.8 million), and the favorable impact of foreign currencies ($5.9 million), partially offset by lower volume in other markets in our Energy segment as well as in our Industrials and Medical segments including acquisitions and divestitures ($15.5 million), and higher selling and administrative expenses ($9.3 million).

Adjusted Net Income

Adjusted Net Income increased $145.4 million to $394.7 million in 2018 compared to $249.3 million in 2017. The increase was primarily due to increased Adjusted EBITDA and lower interest expense, partially offset by an increase in the income tax provision, as adjusted.

Adjusted Net Income increased $115.7 million to $249.3 million in 2017 compared to $133.6 million in 2016. The increase was primarily due to increased Adjusted EBITDA and lower interest expense, partially offset by an increase in the income tax provision, as adjusted.

Segment Results

We classify our businesses into three segments: Industrials, Energy and Medical. Our Corporate operations (as described below) are not discussed separately as any results that had a significant impact on operating results are included in the consolidated results discussion above.

We evaluate the performance of our segments based on Segment Revenues and Segment Adjusted EBITDA. Segment Adjusted EBITDA is indicative of operational performance and ongoing profitability. Our management closely monitors Segment Adjusted EBITDA to evaluate past performance and identify actions required to improve profitability.

The segment measurements provided to, and evaluated by, the chief operating decision maker are described in Note 21 “Segment Information” to our audited consolidated financial statements included elsewhere in this Form 10-K.

Included in our discussion of our segment results below are changes in Segment Revenues and Segment Adjusted EBITDA on a Constant Currency basis. Constant Currency information compares results between periods as if exchange rates had remained constant period over period. We define Constant Currency as changes in Segment Revenues and Segment Adjusted EBITDA excluding the impact of foreign exchange rate movements. We use these measures to determine the Constant Currency Segment Revenues and Segment Adjusted EBITDA growth on a year-on-year basis. Constant Currency Segment Revenues and Segment Adjusted EBITDA are calculated by translating current period Segment Revenues and Segment Adjusted EBITDA using prior period exchange rates. These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not a measure of performance presented in accordance with GAAP.

Segment Results for Years Ended December 31, 2018, 2017 and 2016

The following tables display Segment Revenues, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin (Segment Adjusted EBITDA as a percentage of Segment Revenues) for each of our Segments and illustrates, on a percentage basis, the impact of foreign currency fluctuations on Segment Revenues and Segment Adjusted EBITDA growth.

Industrials Segment Results

	Years Ended December 31,			Percent Change		Constant Currency Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016	2018 vs. 2017	2017 vs. 2016
Segment Revenues	$1,303.3	$1,130.7	$1,082.4	15.3%	4.5%	13.3%	3.4%
Segment Adjusted EBITDA	$288.2	$242.7	$217.6	18.7%	11.5%	16.3%	10.2%
Segment Margin	22.1%	21.5%	20.1%	60 bps	140 bps

2018 vs. 2017

Segment Revenues for 2018 were $1,303.3 million, an increase of $172.6 million, or 15.3%, compared to $1,130.7 million in 2017. The increase in Segment Revenues was primarily due to higher volume, including through acquisitions (11.0% or $124.8 million), improved pricing (2.3% or $25.8 million), and the favorable impact of foreign currencies (1.9% or $22.0 million). The percentage of Segment Revenues derived from aftermarket parts and service was 31.5% in 2018 compared to 34.0% in 2017.

Segment Adjusted EBITDA in 2018 was $288.2 million, an increase of $45.5 million, or 18.7%, from $242.7 million in 2017. Segment Adjusted EBITDA Margin increased 60 bps to 22.1% from 21.5% in 2017. The increase in Segment Adjusted EBITDA was due primarily to higher volume including through acquisitions ($41.0 million), improved pricing ($25.8 million) and the favorable impact of foreign currencies ($6.0 million), partially offset by higher materials and other manufacturing costs, growth rates for original equipment revenues greater than the growth rates for aftermarket products and services, and unfavorable sales mix within original equipment revenues ($26.8 million).

2017 vs. 2016

Segment Revenues for 2017 were $1,130.7 million, an increase of $48.3 million, or 4.5%, compared to $1,082.4 million in 2016. The increase in Segment Revenues was due to higher volume including acquisitions and net of divestitures (1.9% or $20.4 million, including $18.9 million from upstream energy exposed markets), higher pricing (1.5% or $16.1 million) and the favorable impact of foreign currencies (1.1% or $11.8 million). The percentage of Segment Revenues derived from aftermarket parts and service was 34.0% in 2017 compared to 34.7% in 2016.

Segment Adjusted EBITDA in 2017 was $242.7 million, an increase of $25.1 million, or 11.5%, from $217.6 million in 2016. Segment Adjusted EBITDA Margin increased 140 bps to 21.5% from 20.1% in 2016. The increase in Segment Adjusted EBITDA was due primarily to improved pricing ($16.1 million), higher volume including acquisitions and net of divestitures ($6.0 million, including $13.0 million from upstream energy exposed markets), and the favorable impact of foreign currencies ($2.8 million).

Energy Segment Results

	Years Ended December 31,			Percent Change		Constant Currency Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016	2018 vs. 2017	2017 vs. 2016
Segment Revenues	$1,121.1	$1,014.5	$628.4	10.5%	61.4%	10.4%	60.0%
Segment Adjusted EBITDA	$337.8	$296.1	$143.8	14.1%	105.9%	14.4%	104.0%
Segment Margin	30.1%	29.2%	22.9%	90 bps	630 bps

2018 vs. 2017

Segment Revenues for 2018 were $1,121.1 million, an increase of $106.6 million, or 10.5%, compared to $1,014.5 million in 2017. The increase in Segment Revenues was primarily due to higher revenues from upstream energy exposed markets (8.9% or $90.2 million) and higher volume and pricing in other markets in our Energy Segment (1.5% or $15.1 million) The percentage of Segment Revenues derived from aftermarket parts and service was 56.6% in 2018 compared to 58.0% in 2017.

Segment Adjusted EBITDA in 2018 was $337.8 million, an increase of $41.7 million, or 14.1%, from $296.1 million in 2017. Segment Adjusted EBITDA Margin increased 90 bps to 30.1% in 2018 from 29.2% in 2017. The increase in Segment Adjusted EBITDA was primarily due to higher revenues from upstream energy exposed markets ($44.2 million) and higher volume and pricing in other markets in our Energy segment ($8.1 million), partially offset by higher material and manufacturing costs and unfavorable product sales mix in other markets in our Energy Segment ($11.2 million).

2017 vs. 2016

Segment Revenues for 2017 were $1,014.5 million, an increase of $386.1 million, or 61.4%, compared to $628.4 million in 2016. The increase in Segment Revenues was due to higher revenues from upstream energy exposed markets (61.5% or $386.6 million), and the favorable impact of foreign currencies (1.3% or $8.0 million), partially offset by lower volume in other markets of our Energy segment (1.4% or $8.6 million). The percentage of Segment Revenues derived from aftermarket parts and service was 58.0% in 2017 compared to 47.3% in 2016.

Segment Adjusted EBITDA in 2017 was $296.1 million, an increase of $152.3 million, or 105.9%, from $143.8 million in 2016. Segment Adjusted EBITDA Margin increased 630 bps to 29.2% in 2017 from 22.9% in 2016. The increase in Segment Adjusted EBITDA was primarily due to increased revenues from upstream energy exposed markets ($146.7 million), lower selling and administrative expenses ($5.4 million), the favorable impact of foreign currencies ($2.8 million), and lower material and manufacturing costs ($2.0 million), partially offset by lower volume in other markets in our Energy segment ($4.7 million).

Medical Segment Results

	Years Ended December 31,			Percent Change		Constant Currency Percent Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016	2018 vs. 2017	2017 vs. 2016
Segment Revenues	$265.4	$230.2	$228.7	15.3%	0.7%	13.1%	(0.2)%
Segment Adjusted EBITDA	$75.0	$62.4	$61.9	20.2%	0.8%	17.8%	(0.3)%
Segment Margin	28.3%	27.1%	27.1%	120 bps	—

2018 vs. 2017

Segment Revenues for 2018 were $265.4 million, an increase of $35.2 million, or 15.3%, compared to $230.2 million in 2017. The increase in Segment Revenues was due to higher volume and pricing (13.2% or $30.3 million) and the favorable impact of foreign currencies (2.2% or $5.0 million). The percentage of Segment Revenues derived from aftermarket parts, consumables and services was 3.3% in 2018 compared to 3.7% in 2017.

Segment Adjusted EBITDA in 2018 was $75.0 million, an increase of $12.6 million, or 20.2%, from $62.4 million in 2017. Segment Adjusted EBITDA Margin increased 120 bps to 28.3% in 2018 from 27.1% in 2017. The increase in Segment Adjusted EBITDA was primarily due to higher volume and pricing ($17.1 million) and favorable impact of foreign currencies ($1.5 million), partially offset by higher material and other manufacturing costs ($6.3 million).

2017 vs. 2016

Segment Revenues for 2017 were $230.2 million, an increase of $1.5 million, or 0.7%, compared to $228.7 million in 2016. The increase in Segment Revenues was due to improved pricing (1.1% or $2.6 million), the favorable impact of foreign currencies (0.9% or $2.0 million), partially offset by lower volume including acquisitions (1.3% or $3.1 million). The percentage of Segment Revenues derived from aftermarket parts, consumables and services was 3.7% in 2017 compared to 0.0% in 2016.

Segment Adjusted EBITDA in 2017 was $62.4 million, an increase of $0.5 million, or 0.8%, from $61.9 million in 2016. Segment Adjusted EBITDA Margin remained constant at 27.1% in 2017 and 2016. The increase in Segment Adjusted EBITDA was primarily due to improved pricing ($2.6 million), lower selling and administrative expense ($2.1 million), and the favorable impact of foreign currencies ($0.7 million), partially offset by lower volume including acquisitions ($3.7 million), and higher material and other manufacturing costs ($1.2 million).

Unaudited Quarterly Results of Operations

	Year Ended December 31, 2018				Year Ended December 31, 2017
(in millions, except per share amounts)	Q1	Q2	Q3	Q4(2)	Q1	Q2	Q3	Q4
Revenues	$619.6	$668.2	$689.3	$712.7	$481.7	$579.1	$649.6	$665.0
Gross profit	231.9	249.3	262.4	268.9	174.6	215.9	253.9	253.5
Operating income (loss)	89.8	101.4	117.7	134.1	36.8	(101.6)	96.0	77.9
Net income (loss)	42.4	60.3	72.2	94.5	(7.0)	(146.3)	28.0	143.8
Weighted average shares, basic(1)	201.6	201.8	201.9	201.1		176.9	201.3	201.4
Weighted average shares, diluted(1)	209.9	209.6	209.1	207.7		176.9	208.1	209.3
Basic earnings (loss) per share(1)	0.21	0.30	0.36	0.47		(0.83)	0.14	0.71
Diluted earnings (loss) per share(1)	0.20	0.29	0.35	0.45		(0.83)	0.13	0.69
Adjusted EBITDA(3)	148.2	161.6	182.2	189.8	92.1	132.1	164.7	172.6
(1)	Weighted average shares, basic, weighted average shares, diluted, basic earnings (loss) per share and diluted (loss) earnings per share have not been provided for the quarter prior to the initial public offering due to the significant change in capital structure.
(2)	See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting the Comparability of our Results of Operations.”
(3)	Set forth below are the reconciliations of Net Income (Loss) to Adjusted EBITDA
	Year Ended December 31, 2018				Year Ended December 31, 2017
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net Income (Loss)	42.4	60.3	$72.2	94.5	(7.0)	(146.3)	$28.0	143.8
Plus:
Interest expense	26.0	26.1	24.4	23.1	45.9	39.5	30.1	25.2
Provision (benefit) for income taxes	23.4	17.2	22.6	16.9	(1.6)	(43.9)	4.4	(90.1)
Depreciation and amortization expense	45.0	45.3	44.4	45.7	39.7	43.8	43.5	46.8
Impairment of other intangible assets(a)	—	—	—	—	—	—	—	1.6
KKR fees and expenses(b)	—	—	—	—	1.1	16.2	—	—
Restructuring and related business transformation costs (c)	4.5	8.4	12.3	13.6	8.6	5.6	6.3	4.2
Acquisition related expenses and non-cash charges (d)	4.6	5.7	2.8	3.6	0.7	1.2	1.2	1.0
Environmental remediation loss reserve (e)	—	—	—	—	1.0	(0.1)	—	—
Expenses related to public stock offerings(f)	1.4	0.5	0.3	0.7	1.3	1.8	0.5	0.5
Establish public company financial reporting compliance(g)	0.8	1.1	1.3	1.1	1.3	2.1	3.8	0.9

	Year Ended December 31, 2018				Year Ended December 31, 2017
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Stock-based compensation(h)	2.7	(0.8)	1.1	(5.3)	—	156.2	9.8	28.2
Loss on extinguishment of debt(i)	—	0.2	0.9	0.0	—	50.4	34.1	—
Foreign currency transaction losses (gains), net	2.6	(2.4)	(0.8)	(1.3)	0.6	4.0	1.7	3.0
Shareholder litigation settlement recoveries(j)	(4.5)	—	—	(5.0)	—	—	—	—
Other adjustments(k)	(0.7)	—	0.7	2.2	0.5	1.6	1.3	7.5
Adjusted EBITDA	148.2	161.6	182.2	189.8	92.1	132.1	164.7	172.6
(a)	Represents non-cash charges for the impairment of other intangible assets.
(b)	Represents management fees and expenses paid to KKR.
(c)	Restructuring and related business transformation costs consist of (i) restructuring charges, (ii) severance, sign-on, relocation and executive search costs, (iii) facility reorganization, relocation and other costs, (iv) information technology infrastructure transformation, (v) gains and losses on asset and business disposals, (vi) consultant and other advisor fees and (vii) other miscellaneous costs. These restructuring and related business transformation costs amounted to $38.8 million and $24.7 million for the years ended December 31, 2018 and 2017.
(d)	Represents costs associated with successful and/or abandoned acquisitions, including third-party expenses, post-closure integration costs (including certain incentive and non-incentive cash compensation costs) and non-cash charges and credits arising from fair value purchase accounting adjustments.
(e)	Represents estimated environmental remediation costs and losses relating to a former production facility.
(f)	Represents certain expenses related to our initial public offering and subsequent secondary offerings.
(g)	Represents third party expenses to comply with the requirements of Sarbanes-Oxley in 2018 and the accelerated adoption of the new accounting standards (ASC 606 – Revenue from Contracts with Customers and ASC 842 – Leases) in the first quarter of 2018 and 2019 respectively, one year ahead of the required adoption dates for a private company.
(h)	Represents stock-based compensation expense recognized for the year ended December 31, 2018 of $2.8 million, reduced by $5.1 million primarily due to a decrease in the estimated accrual for employer taxes related to DSUs as a result of a lower per share stock price.

Represents stock-based compensation expense recognized for the year ended December 31, 2017 for stock options outstanding of $77.6 million and DSUs granted to employees at the date of the initial public offering of $97.4 million under the 2013 Stock Incentive Plan and employer taxes related to DSUs granted to employees at the date of the initial public offering of $19.2 million.

(i)	Represents losses on extinguishment of the senior notes, extinguishment of a portion of the U.S. Term Loan, refinancing of the Original Dollar Term Loan Facility and the Original Euro Term Loan Facility and losses reclassified from AOCI into income related to the amendment of the interest rate swaps in conjunction with the debt repayment.
(j)	Represents insurance recoveries of the Company’s shareholder litigation settlement in 2014.
(k)	Includes (i) non-cash impact of net LIFO reserve adjustments, (ii) effects of amortization of prior service costs and amortization of losses in pension and other postretirement benefits (OPEB) expense, (iii) certain legal and compliance costs and (iv) other miscellaneous adjustments.

Liquidity and Capital Resources

Our investment resources include cash generated from operations and borrowings under our Revolving Credit Facility and the Receivables Financing Agreement.

For a description of our material indebtedness, see Note 10 “Debt” to our audited consolidated financial statements included elsewhere in this Form 10-K.

As of December 31, 2018, we had $6.5 million of outstanding letters of credit written against the Revolving Credit Facility and $263.4 million of unused availability. We also had $26.8 million of letters of credit outstanding against the Receivables Financing Agreement and $83.3 million unused availability.

As of December 31, 2018, 2017 and 2016 we were in compliance with all of our debt covenants and no event of default had occurred or was ongoing.

Liquidity

A substantial portion of our liquidity needs arise from debt service requirements, and from the ongoing cost of operations, working capital and capital expenditures.

	Year Ended December 31,
	2018	2017	2016
Cash and cash equivalents	$221.2	$393.3	$255.8
Short-term borrowings and current maturities of long-term debt	7.9	20.9	24.5
Long-term debt	1,664.2	2,019.3	2,753.8
Total debt	$1,672.1	$2,040.2	$2,778.3

We can increase the borrowing availability under the Senior Secured Credit Facilities by up to $250.0 million in the form of additional commitments under the Revolving Credit Facility and/or incremental term loans plus an additional amount so long as we do not exceed a specified senior secured leverage ratio. We can incur additional secured indebtedness under the Term Loan Facilities if certain specified conditions are met under the credit agreement governing the Senior Secured Credit Facilities. Our liquidity requirements are significant primarily due to debt service requirements. See Note 10 “Debt” to our audited consolidated financial statements included elsewhere in this Form 10-K.

Our principal sources of liquidity have been existing cash and cash equivalents, cash generated from operations and borrowings under the Senior Secured Credit Facilities and the Receivables Financing Agreement. Our principal uses of cash will be to provide working capital, meet debt service requirements, fund capital expenditures and finance strategic plans, including possible acquisitions. We may also seek to finance capital expenditures under capital leases or other debt arrangements that provide liquidity or favorable borrowing terms. We continue to consider acquisition opportunities, but the size and timing of any future acquisitions and the related potential capital requirements cannot be predicted. In the event that suitable businesses are available for acquisition upon acceptable terms, we may obtain all or a portion of the necessary financing through the incurrence of additional long-term borrowings. As market conditions warrant, we may from time to time, seek to repay loans that we have borrowed, including the borrowings under the Senior Secured Credit Facilities. Based on our current level of operations and available cash, we believe our cash flow from operations, together with availability under the Revolving Credit Facility and the Receivables Financing Agreement, will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements for the foreseeable future. Our business may not generate sufficient cash flows from operations or future borrowings may not be available to us under our Revolving Credit Facility or the Receivables Financing Agreement in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. Our ability to do so depends on, among other factors, prevailing economic conditions, many of which are beyond our control. In addition, upon the occurrence of certain events, such as a change in control, we could be required to repay or refinance our indebtedness. We may not be able to refinance any of our indebtedness, including the Senior Secured Credit Facilities, on commercially reasonable terms or at all. Any future acquisitions, joint ventures, or other similar transactions may require additional capital and there can be no assurance that any such capital will be available to us on acceptable terms or at all.

The majority of our cash is in jurisdictions outside of the United States. As a result of the KKR Transaction and the significant increase in our long-term debt balance as of July 30, 2013, the KKR Transaction date, we modified our assertion concerning the permanent reinvestment of undistributed earnings of our non-U.S. subsidiaries. We asserted that we intended to repatriate approximately $200.0 million of accumulated earnings for the purpose of servicing our Senior Secured Credit Facilities, which would have resulted in net United States tax liabilities as these foreign earnings were distributed. Due to the Tax Act we decided to reverse our ASC 740-30 (formerly APB 23) position, effective the fourth quarter of 2018. We no longer assert the indefinite reinvestment of our historical non-U.S. earnings or future non-U.S. earnings. The Company adjusted its ASC 740-30 deferred foreign tax liability to cover all estimated withholding, state income tax, and foreign income tax associated with repatriating all non-U.S. earnings as of December 31, 2018 back to the United States. Our deferred income tax liability as of December 31, 2018 is $5.6 million which consists mainly of withholding taxes. As a result of the significant reduction in distributable profits due to restructuring and repatriation and the change in assertion, a $3.5 million tax benefit was created in 2018.

Working Capital

	For the Years Ended December 31,
	2018	2017	2016
Net Working Capital
Current assets	$1,331.2	$1,463.6	$1,188.5
Less: Current liabilities	596.4	561.8	497.9
Net working capital	$734.8	$901.8	$690.6

Operating Working Capital
Accounts receivable and contract assets	$545.0	$536.3	$441.6
Plus: Inventories (excluding LIFO)	510.7	481.1	428.0
Less: Accounts payable	340.0	269.7	214.9
Less: Contract liabilities	69.6	42.7	43.0
Operating working capital	$646.1	$705.0	$611.7

Net working capital decreased $167.0 million to $734.8 million as of December 31, 2018 from $901.8 million as of December 31, 2017. Operating working capital decreased $58.9 million to $646.1 million as of December 31, 2018 from $705.0 million as of December 31, 2017. Operating working capital as of December 31, 2018 was 24.0% of 2018 revenues as compared to 29.7% as of December 31, 2017 as a percentage of 2017 revenues. The decrease in operating working capital was due to higher accounts payable and higher contract liabilities, partially offset by higher accounts receivable and contract assets and higher inventories. During 2018, management proactively focused on improving net working capital performance through centralized process improvement initiatives. Excluding 2018 acquisitions and the impact of foreign currencies, despite higher revenues in the fourth quarter of 2018 compared to the fourth quarter of 2017 and delays in the timing of collections from certain upstream energy customers, accounts receivable decreased modestly resulting from the enhanced receivables collection efforts. The increase in contract assets resulted from the adoption of ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) in the first quarter of 2018. Excluding 2018 acquisitions and the impact of foreign currencies, inventories as of December 31, 2018 were essentially flat compared to the prior year due to improved management of production inventory levels at certain key manufacturing facilities offset by higher than expected inventory levels in our upstream energy business resulting primarily from reduced demand in the fourth quarter of 2018. Accounts payable increased significantly as of December 31, 2018 as compared to December 31, 2017 due to continuing efforts to standardize and extend vendor payment terms and pay practices. The increase in contract liabilities was primarily due to an acquisition in 2018 and the timing of progress collections on certain long term contracts.

Net working capital increased $211.2 million to $901.8 million as of December 31, 2017 from $690.6 million as of December 31, 2016. Operating working capital increased $93.3 million to $705.0 million as of December 31, 2017 from $611.7 million as of December 31, 2016. Operating working capital at December 31, 2017 as a percentage of 2017 revenues was 29.7% as compared to 31.5% at December 31, 2016 as a percentage of 2016 revenues. This increase was primarily due to higher accounts receivable, higher inventories, and lower contract liabilities, partially offset by higher accounts payable. The increase in accounts receivable was primarily due to a higher level of sales in the fourth quarter of 2017 compared to the fourth quarter of 2016 as a result of the recovery in the upstream energy markets. The increase in accounts receivable was also due to a difference in sales mix between the fourth quarter of 2016 and the fourth quarter of 2017. A higher portion of revenues in the fourth quarter of 2016 were related to highly engineered solution product contracts with higher advance payments ahead of revenue recognition than in the fourth quarter of 2017. The increase in inventories was primarily due to additions to inventories in anticipation of increased demand for certain products primarily in the Energy segment evidenced by increased orders in the Energy segment in the fourth quarter of 2017 compared to the fourth quarter of 2016. The increase in accounts payable was due to increased levels of inventories and continuing efforts to standardize vendor payment terms and pay practices. Contract liabilities were essentially flat as of December 31, 2017 in comparison to 2016.

Cash Flows

The following table reflects the major categories of cash flows for the years ended December 31, 2018, 2017 and 2016, respectively.

	Year Ended December 31,
	2018	2017	2016
Cash flows - operating activities	$444.5	$200.5	$165.6
Cash flows - investing activities	(235.0)	(60.8)	(82.1)
Cash flows - financing activities	(373.0)	(17.4)	(43.0)
Free cash flow(1)	392.3	143.7	91.2
(1)	See “Item 6. Selected Financial Data” for a reconciliation to the most directly comparable GAAP measure.

Operating activities

Cash provided by operating activities increased $244.0 million to $444.5 million in 2018 from $200.5 million in 2017, primarily due to higher net income (excluding non-cash charges for depreciation and amortization, the impairment of other intangible assets, stock-based compensation expense, foreign currency transaction (gains) losses, net (gain) loss on asset dispositions, the loss on the extinguishment of debt, the non-cash change in the LIFO reserve and deferred taxes), and from cash generated by reduced operating working capital.

Operating working capital generated cash of $54.9 million in 2018 compared to using cash of $55.0 million in 2017. Changes in accounts receivable generated cash of $13.2 million in 2018 compared to using cash of $65.7 million in 2017 and changes in contract assets used cash of $19.9 million in 2018 compared to no impact on cash in 2017. Changes in inventory used cash of $13.0 million in 2018 compared to using cash of $22.7 million in 2017. Changes in accounts payable generated cash of $69.6 million in 2018 as compared to generating cash of $39.9 million in 2017. Changes in contract liabilities generated cash of $5.0 million in 2018 compared to using cash of $6.5 million in 2017.

Cash provided by operating activities increased $34.9 million to $200.5 million in 2017 from $165.6 million in 2016, primarily due to higher net income (excluding non-cash charges for impairments of other intangible assets, stock-based compensation, depreciation and amortization, foreign currency transaction (gains) losses, loss on extinguishment of debt) and deferred income taxes, partially offset by increased cash used by working capital.

Operating working capital used cash of $55.0 million in 2017 compared to providing cash of $20.5 million in 2016. Changes in accounts receivable used cash of $65.7 million in 2017 compared to using cash of $48.8 million in 2016. Changes in inventory used cash of $22.7 million in 2017 compared to generating cash of $23.5 million in 2016. Changes in accounts payable generated cash of $39.9 million in 2017 as compared to generating cash of $58.1 million in 2016. Changes in advance payments on sales contracts used cash of $6.5 million in 2017 and used cash of $12.3 million in 2016.

Investing activities

Cash flows from investing activities included capital expenditures of $52.2 million (1.9% of consolidated revenues), $56.8 million (2.4% of consolidated revenues) and $74.4 million (3.8% of consolidated revenues), in 2018, 2017 and 2016, respectively. We currently expect capital expenditures to total approximately $50.0 million to $60.0 million in 2019. Cash paid in business combinations was $186.3 million in 2018, $18.8 million in 2017 and $18.8 million in 2016. Proceeds from the termination of derivatives was $6.2 million in 2017. Net proceeds from business divestitures and disposals of property, plant and equipment were $3.5 million, $8.6 million and $11.1 million in 2018, 2017, and 2016, respectively.

Financing activities

Cash used in financing activities of $373.0 million in 2018 reflects repayments of long-term borrowings of $337.6 million, purchases of treasury stock of $40.7 million, a $1.4 million payment of contingent considerations and $0.1 million of other items, partially offset by proceeds from stock option exercises of $6.8 million associated with approved stock-based compensation plans.

Cash used in financing activities of $17.4 million in 2017 reflects net repayments of long-term borrowings of $868.6 million, a premium paid on the extinguishment of senior notes of $29.7 million, purchases of treasury stock of $3.6 million, purchases of shares of noncontrolling interest of $5.2 million, and the payment of debt issuance costs of $4.1 million, partially offset by proceeds from the issuance of common stock $893.6 million, net of share issuance costs, and other items of $0.2 million.

Cash used in financing activities of $43.0 million in 2016, reflects scheduled principal payments on long-term borrowings of $25.5 million, purchases of treasury stock of $14.1 million, a $4.7 million payment of contingent consideration related to an acquisition, payments of debt issuance costs of $1.1 million and other items of $0.9 million, partially offset by issuances of common stock of $3.3 million.

Free cash flow

Free cash flow increased $248.6 million to $392.3 million in 2018 from $143.7 million in 2017 due to increased cash provided by operating activities of $244.0 million and a decrease in capital expenditures of $4.6 million in 2018 compared to 2017.

Free cash flow increased $52.5 million to $143.7 million in 2017 from $91.2 million in 2016 due to increased cash provided by operating activities of $34.9 million and a decrease in capital expenditures of $17.6 million in 2017 compared to 2016.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are materially likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table summarizes our future minimum payments as of December 31, 2018 for all contractual obligations for years subsequent to the year ended December 31, 2018.

Contractual Obligations	Total	Payments Due by Period
		2019	2020-2021	2022-2023	More than 5 years
Debt	$1,649.2	$7.1	$14.1	$14.1	$1,613.9
Estimated interest payments(1)	454.3	86.5	159.4	153.0	55.4
Capital leases	26.2	0.8	2.1	2.6	20.7
Operating leases	81.7	25.8	33.4	13.1	9.4
Purchase obligations(2)	284.4	277.9	6.5	—	—
Total	$2,495.8	$398.1	$215.5	$182.8	$1,699.4
(1)	Estimated interest payments for long-term debt were calculated as follows: for fixed-rate debt and term debt, interest was calculated based on applicable rates and payment dates; for variable-rate debt and/or non-term debt, interest rates and payment dates were estimated based on management’s determination of the most likely scenarios for each relevant debt instrument.
(2)	Purchase obligations consist primarily of agreements to purchase inventory or services made in the normal course of business to meet operational requirements. The purchase obligation amounts do not represent the entire anticipated purchases in the future, but represent only those items for which we are contractually obligated as of December 31, 2018. For this reason, these amounts will not provide a complete and reliable indicator of our expected future cash outflows.

Total pension and other postretirement benefit liabilities recognized on our consolidated balance sheet as of December 31, 2018 were $96.9 million. The total pension and other postretirement benefit liabilities are included in our consolidated balance sheet line items “Accrued liabilities” and “Pensions and other postretirement benefits.” Because these liabilities are impacted by, among other items, plan funding levels, changes in plan demographics and assumptions and investment return on plan assets, these liabilities do not represent expected liquidity needs. Accordingly, we did not include these liabilities in the “Contractual Obligations” table above.

We fund our U.S. qualified pension plans in accordance with the Employee Retirement Income Security Act of 1974 regulations for the minimum annual required contribution and Internal Revenue Service regulations for the maximum annual allowable tax deduction. We are committed to making the required minimum contributions and expect to contribute a total of approximately $0.1 million to our U.S. qualified pension plans during 2019. Furthermore, we expect to contribute a total of approximately $0.3 million to our postretirement life insurance benefit plans during 2019. Future contributions are dependent upon various factors including the performance of the plan assets, benefit payment experience and changes, if any, to current funding requirements. Therefore, no amounts were included in the “Contractual Obligations” table related to expected plan contributions. We generally expect to fund all future contributions to our plans with cash flows from operating activities.

Our non-U.S. pension plans are funded in accordance with local laws and income tax regulations. We expect to contribute a total of approximately $4.7 million to our non-U.S. qualified pension plans during 2019. No amounts have been included in the “Contractual Obligations” table related to these plans due to the same reasons indicated above.

Disclosure of amounts in the “Contractual Obligations” table regarding expected benefit payments in future years for our pension plans and other postretirement benefit plans cannot be properly reflected due to the ongoing nature of the obligations of these plans. We currently anticipate the annual benefit payments for the U.S. plans to be in the range of approximately $4.5 million to $5.5 million for the next several years, and the annual benefit payments for the non-U.S. plans to be in the range of approximately $10.0 million to $12.0 million for the next several years.

Contingencies

We are a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature for a company of our size and in our sector. We believe that such proceedings, lawsuits and administrative actions will not materially adversely affect our operations, financial condition, liquidity or competitive position. We have accrued liabilities and other liabilities on our consolidated balance sheet to include a total litigation reserve of $105.8 million as of December 31, 2018 with respect to potential liability arising from our asbestos-related litigation. Other than our asbestos-related litigation reserves, we only have de minimis accrued liabilities and other liabilities on our consolidated balance sheet with respect to other legal proceedings, lawsuits and administrative actions. A more detailed discussion of certain of these proceedings, lawsuits and administrative actions is set forth in “Item 3. Legal Proceedings.”

Critical Accounting Estimates

Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they involve significant judgments and uncertainties. Certain of these estimates include determining fair value. All of these estimates reflect our best judgment about current, and for some estimates, future economic and market conditions and their effect based on information available as of the date of these financial statements. If these conditions change from those expected, it is reasonably possible that the judgments and estimates described below could change, which may result in future impairments of goodwill, intangibles and long-lived assets, increases in reserves for contingencies, establishment of valuation allowances on deferred tax assets and increase in tax liabilities, among other effects. Also see Note 1 “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this Form 10-K, which discusses the significant accounting policies that we have selected from acceptable alternatives.

Impairment of Goodwill and Other Identified Intangible Assets

We test goodwill for impairment annually in the fourth quarter of each year using data as of October 1 of that year and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Upon adoption of ASU 2018-04, the impairment test consists of comparing the fair value of the reporting unit to the carrying value of the reporting unit. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; provided, the loss recognized cannot exceed the total amount of goodwill allocated to the reporting unit. If applicable, we consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss. We determined fair values for each of the reporting units using a combination of the income and market multiples approaches which are weighted 75% and 25%, respectively.

Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for each business. Actual results may differ from those assumed in our forecasts. We derive our discount rates using a capital asset pricing model and analyzing published rates for industries relevant to our reporting units to estimate the cost of equity financing. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. Discount rates used in our 2018 reporting unit valuations ranged from 10.3% to 11.5%. Additionally, we assumed 3.0% terminal growth rates for all reporting units.

Under the market multiples approach, fair value is determined based on multiples derived from the stock prices of publically traded guideline companies to develop a business enterprise value (“BEV”) for our reporting units. The application of the market multiples method entails the development of book value multiples based on the market value of the guideline companies. The multiples are developed by first calculating the market value of equity of the guideline companies and then adjusting these multiples for cash and debt to arrive at a BEV multiple. Identifying appropriate guideline companies and computing appropriate market multiples is subjective. We considered various public companies that had reasonably similar qualitative factors as our reporting units while also considering quantitative factors such as revenue growth, profitability and total assets.

For all reporting units, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) was a minimum of 92.2%. With each reporting unit’s fair value in excess of its carrying value, no goodwill impairment was recorded.

We annually test intangible assets with indefinite lives for impairment utilizing a discounted cash flow valuation referred to as the relief from royalty method. We estimated forecasted revenues for a period of five years with discount rates ranging from 11.3% to 12.5%, a terminal growth rate of 3.0%, and royalty rates ranging from 3.0% to 4.0%.

We review identified intangible assets with defined useful lives and subject to amortization for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset.

Also see Note 8 “Goodwill and Other Intangible Assets” to our audited consolidated financial statements included elsewhere in this Form 10-K.

Income Taxes

Our annual tax rate is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We review our tax positions quarterly and adjust the balances as new information becomes available.

On December 22, 2017, the Tax Act was enacted into law and the new legislation contains several key tax provisions that affected us, including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes, including the determination of the transition tax, the remeasurement of our U.S. deferred tax assets and liabilities as well as the reassessment of the net realizability of our deferred tax assets and liabilities in the period of enactment. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allowed us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. As a result, we previously provided a provisional estimate of the effect of the Tax Act in our financial statements for 2017 and through the first nine month period of 2018. In the fourth quarter of 2018, we completed our accounting for all of the enactment-date income tax effects of the Tax Act by increasing the total benefit taken in 2017 of $95.3 million to $96.5 million. The total U.S. deferred change due to the Tax Act went from a tax benefit of $89.6 million in 2017 to $74.5 million in 2018, with a 2018 measurement-period adjustment of $15.1 million. The ASC 740-30 (formerly APB 23) liability related to the permanent reinvestment of earnings in foreign subsidiaries assertion, changed from a tax benefit of $69.0 million in 2017 to $72.5 million in 2018, with a 2018 measurement-period adjustment of $3.5 million resulting from a reduction in distributable profits due to restructuring and repatriations and the change in policy that occurred in 2018. The provisional one-time transition tax of $63.3 million in 2017 decreased to $50.5 million in 2018, with a 2018 measurement-period adjustment of $12.8 million. The total $1.2 million benefit has a (0.3)% impact to the overall rate in 2018.

The Tax Act creates a new requirement that certain income (i.e., GILTI) earned by CFCs must be included currently in the gross income of the CFCs’ U.S. shareholder. GILTI is the excess of the shareholder’s “net CFC tested income” over the net deemed tangible income return, which is currently defined as the excess of (1) 10% of the aggregate of the U.S. shareholder’s pro rata share of the qualified business asset investment of each CFC with respect to which it is a U.S. shareholder over (2) the amount of certain interest expense taken into account in the determination of net CFC-tested income.

Under U.S. GAAP, we are allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the “period cost method”) or (2) factoring such amounts into a company’s measurement of its deferred taxes (the “deferred method”). We determined that we will follow the period cost method (option 1 above) going forward. The tax provision for the twelve month period ended December 31, 2018 reflects this decision. All of the additional calculations and rule changes found in the Tax Act have been considered in the tax provision for year and quarter ended December 31, 2018. The Company recorded a tax expense of $11.9 million in the period for the GILTI provisions of the Tax Act that were effective for the first time during 2018.

Stock-Based Compensation

We account for stock-based compensation plans under the fair value recognition and measurement provisions in accordance with applicable accounting standards, which require all stock-based payments to employees and non-employees, including grants of stock options and deferred stock units (“DSU”), to be measured based on the grant date fair value of the awards.

The fair value of each stock option grant is estimated using the Black-Scholes-Merton valuation model. The model requires certain assumptions including the estimated expected term of the stock options, the risk-free interest rate and the assumed volatility, of which certain assumptions are highly complex and subjective. The expected option life represents the period of time that the options granted are expected to be outstanding based on management’s best estimate of the timing of a liquidity event and the contractual term of the stock option. As there is not sufficient trading history of our common stock, we use a group of our competitors which we believe are similar to us, adjusted for our capital structure, in order to estimate volatility. Our exercise price is the stock price on the date in which shares were granted.

Concurrent with the Company’s initial public offering in May of 2017, the Company’s Board authorized the grant of 5.5 million DSUs to all permanent employees that had not previously received stock-based awards under the 2013 Plan. The DSUs vested immediately upon grant, however contain restrictions such that the employee may not sell or otherwise realize the economic benefits of the award until certain dates through April 2019. The fair value of each DSU grant under the Stock-Based Compensation Plan is estimated on the date of grant or modification using the Finnerty discount for lack of marketability pricing model. The discount for lack of marketability is commensurate with the period of sale restrictions related to the Company’s initial public offering.

Prior to our initial public offering, our stock price was calculated based on a combination of the income approach and the market approach. Under the income approach, specifically the discounted cash flow method, forecasted cash flows are discounted to the present value at a risk-adjusted discount rate. The valuation analyses determine discrete free cash flows over several years based on forecast financial information provided by management and a terminal value for the residual period beyond the discrete forecast, which are discounted at an appropriate rate to estimate our enterprise value. Under the market approach, specifically the guideline public company method, we select publicly traded companies with similar financial and operating characteristics as us and calculate valuation multiples based on the guideline public company’s financial information and market data. Subsequent to the initial public offering, the estimation of our stock price is no longer necessary as we rely on the market price to determine the market value of our common stock. For additional information related to the assumptions used, see Note 16 “Stock-Based Compensation Plans” to our audited consolidated financial statements included elsewhere in this Form 10-K.

Loss Contingencies

Loss contingencies are uncertain and unresolved matters that arise in the ordinary course of business and result from events or actions by others that have the potential to result in a future loss. Such contingencies include, but are not limited to, asbestos and silica related litigation, environmental obligations, litigation, regulatory proceedings, product quality and losses resulting from other events and developments.

When a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the ultimate loss. When there appears to be a range of possible costs with equal likelihood, liabilities are based on the low-end of such range. However, the likelihood of a loss with respect to a particular contingency is often difficult to predict and determining a meaningful estimate of the loss or a range of loss may not be practicable based on the information available and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. Moreover, it is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information must be continuously evaluated to determine both the likelihood of potential loss and whether it is possible to reasonably estimate a range of possible loss. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

Disclosure also is provided when it is reasonably possible that a loss will be incurred or when it is reasonably possible that the amount of a loss will exceed the recorded provision. We regularly review all contingencies to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or range of loss can be made. As discussed above, development of a meaningful estimate of loss or a range of potential loss is complex when the outcome is directly dependent on negotiations with or decisions by third parties, such as regulatory agencies, the court system and other interested parties. Such factors bear directly on whether it is possible to reasonably estimate a range of potential loss and boundaries of high and low.

Recent Accounting Pronouncements

See Note 2 “New Accounting Standards” to our audited consolidated financial statements included elsewhere in this Form 10-K for a discussion of recent accounting standards.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk as a result of our variable-rate borrowings. We manage our exposure to interest rate risk by maintaining a mixture of fixed and variable debt, and from time to time, use pay-fixed interest rate swaps as cash flow hedges of our variable rate debt in order to adjust the relative fixed and variable portions.

As of December 31, 2018, we had variable rate debt outstanding, net of our interest rate swaps, of $724.1 million at a current weighted average interest rate of 3.1%, substantially all of which was incurred under our $2,280.6 million Senior Secured Credit Facility, under which $952.6 million was outstanding under the $1,285.5 million Dollar Term Loan Facility and €607.3 million was outstanding under the €615.0 million Euro Term Loan Facility.

The Dollar Term Loan Facility and the Euro Term Loan Facility bear interest primarily based on LIBOR and EURIBOR, respectively, plus a spread. The Dollar Term Loan Facility is subject to a 0% LIBOR base rate floor and the Euro Term Loan Facility is subject to a 0% EURIBOR base rate floor. Thus, the interest rate on the Dollar Term Loan Facility and the Euro Term Loan Facility will fluctuate when LIBOR or EURIBOR, respectively, exceeds that percentage. As of December 31, 2018, LIBOR was higher than the 0% floor and EURIBOR was lower than the 0% floor.

We use interest rate swaps to offset our exposure to interest rate movements. These outstanding interest rate swaps qualify and are designated as cash flow hedges of forecasted LIBOR-based interest payments. As of December 31, 2018, we were a fixed rate payer on eight fixed-floating interest rate swap contracts that effectively fixed the LIBOR-based index used to determine the interest rates charged on our LIBOR-based variable rate borrowings. See Note 17 “Hedging Activities, Derivative Instruments, and Credit Risk” to our audited consolidated financial statements included elsewhere in this Form 10-K.

The following table presents the impact of hypothetical changes in market interest rates across the yield curve by 100 basis points, including the effect of our interest rate swaps for the years ended December 31, 2018 and 2017 on our interest expense.

	Year Ended December 31,
	2018	2017
Increase (decrease) in market interest rates
100 basis points	$4.8	$6.1
(100) basis points(1) (2)	(0.3)	(1.6)
(1)	A decrease in interest rates would not have impacted our interest expense in 2018 on EURIBOR debt which was lower than the 0% base rate floor under the Senior Secured Credit Facility for the entire fiscal year 2018, but would have impacted interest expense in 2018 on LIBOR debt which was higher than the 0% based rate floors under the Senior Secured Credit Facility for the year ended December 31, 2018.
(2)	A decrease in interest rates would not have impacted our interest expense in 2017 on EURIBOR debt which was lower than the 0% base rate floor under the Senior Secured Credit Facility for the entire fiscal year 2017, but would have impacted interest expense in 2017 on LIBOR debt which was higher than the 0% based rate floors under the Senior Secured Credit Facility during the second half of fiscal year 2017.

Foreign Currency Risk

We are exposed to foreign currency risks that arise from our global business operations. Changes in foreign currency exchange rates affect the translation of local currency balances of foreign subsidiaries, transaction gains and losses associated with intercompany loans with foreign subsidiaries and transactions denominated in currencies other than a subsidiary’s functional currency. In 2018, the relative strengthening of the U.S. dollar against foreign currencies had an unfavorable impact on our revenues and results of operations while in 2017, the relative weakening of the U.S. dollar against foreign currencies had a favorable impact on our revenues and results of operations. While future changes in foreign currency exchange rates are difficult to predict, our revenues and earnings may be adversely affected if the U.S. dollar strengthens against foreign currencies.

We seek to minimize our exposure to foreign currency risks through a combination of normal operating activities, including by conducting our international business operations primarily in their functional currencies to match expenses with revenues and the use of foreign currency forward exchange contracts and net investment cross-currency interest rate swaps. In addition, to mitigate the risk arising from entering into transactions in currencies other than our functional currencies, we typically settle intercompany trading balances monthly.

The table below presents the percentage of revenues and gross profit by principal currency for the years ended December 31, 2018 and 2017.

	U.S. Dollar	Euro	British Pound	Chinese Renminbi	Other
Year Ended December 31, 2018
Revenues	48%	30%	5%	5%	12%
Gross profit	48%	31%	5%	7%	9%

Year Ended December 31, 2017
Revenues	48%	30%	5%	5%	12%
Gross profit	45%	34%	5%	6%	10%

We utilize foreign currency denominated debt obligations supplemented from time to time with cross currency interest rate swaps designated as net investment hedges to selectively hedge portions of our investment in non-U.S. subsidiaries. The currency effects of the designated debt obligations and cross currency interest rate swaps are reflected in accumulated other comprehensive income within our stockholders’ equity, where they partially offset the currency translation effects of our investments in non-U.S. subsidiaries, which in turn partially offset gains and losses recorded on our net investments globally. These currency translation effects and offsetting impacts of our derivatives for the years ended December 31, 2018 and 2017 are summarized in Note 13 “Accumulated Other Comprehensive Income (Loss)” to our audited consolidated financial statements included elsewhere in this Form 10-K.

We also enter into foreign currency forward contracts to manage the risk arising from transaction gains and losses associated with intercompany loans with foreign subsidiaries. Our foreign currency forward contracts are typically short-term and are rolled forward as necessary upon settlement. As of December 31, 2018, we were party to seven foreign currency forward contracts, all of which are carried on our balance sheet at fair value. See Note 17 “Hedging Activities, Derivative Instruments, and Credit Risk” to our audited consolidated financial statements included elsewhere in this Form 10-K.

The table below presents, for the year ended December 31, 2018, the hypothetical effect of a 10% appreciation in the average exchange rate of the U.S. dollar relative to the principal foreign currencies in which our revenues and gross profit are denominated.

	Year Ended December 31, 2018
	Euro	British Pound	Chinese Renminbi
Revenues	$(72.1)	$(11.1)	$(13.3)
Gross profit	(30.3)	(4.8)	(6.4)

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions, except per share amounts)

	For the Years Ended December 31,
	2018	2017	2016
Revenues	$2,689.8	$2,375.4	$1,939.4
Cost of sales	1,677.3	1,477.5	1,222.7
Gross Profit	1,012.5	897.9	716.7
Selling and administrative expenses	434.6	446.2	415.1
Amortization of intangible assets	125.8	118.9	124.2
Impairment of other intangible assets	—	1.6	25.3
Other operating expense, net	9.1	222.1	48.6
Operating Income	443.0	109.1	103.5
Interest expense	99.6	140.7	170.3
Loss on extinguishment of debt	1.1	84.5	—
Other income, net	(7.2)	(3.4)	(3.6)
Income (Loss) Before Income Taxes	349.5	(112.7)	(63.2)
Provision (benefit) for income taxes	80.1	(131.2)	(31.9)
Net Income (Loss)	269.4	18.5	(31.3)
Less: Net income attributable to noncontrolling interests	—	0.1	5.3
Net Income (Loss) Attributable to Gardner Denver Holdings, Inc.	$269.4	$18.4	$(36.6)
Basic earnings (loss) per share	$1.34	$0.10	$(0.25)
Diluted earnings (loss) per share	$1.29	$0.10	$(0.25)

The accompanying notes are an integral part of these consolidated financial statements.

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in millions)

	For the Years Ended December 31,
	2018	2017	2016
Comprehensive Income (Loss) Attributable to Gardner Denver Holdings, Inc.
Net income (loss) attributable to Gardner Denver Holdings, Inc.	$269.4	$18.4	$(36.6)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments, net	(61.0)	106.0	(62.6)
Unrecognized gains (losses) on cash flow hedges, net	18.1	12.4	(0.9)
Pension and other postretirement prior service cost and gain or loss, net	(4.6)	24.2	(13.3)
Other comprehensive (loss) income, net of tax	(47.5)	142.6	(76.8)
Comprehensive income (loss) attributable to Renaissance Parent Corp. Gardner Denver Holdings, Inc.	$221.9	$161.0	$(113.4)
Comprehensive Income Attributable to Noncontrolling Interests
Net income attributable to noncontrolling interests	$—	$0.1	$5.3
Other comprehensive income, net of tax:
Foreign currency translation adjustments, net	—	—	1.4
Other comprehensive income, net of tax	—	—	1.4
Comprehensive income attributable to noncontrolling interests	$—	$0.1	$6.7
Total Comprehensive Income (Loss)	$221.9	$161.1	$(106.7)

The accompanying notes are an integral part of these consolidated financial statements.

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except share and per share amounts)

	December 31, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$221.2	$393.3
Accounts receivable, net of allowance for doubtful accounts of $17.4 and $18.7, respectively	525.4	536.3
Inventories	523.9	494.5
Other current assets	60.7	39.5
Total current assets	1,331.2	1,463.6
Property, plant and equipment, net of accumulated depreciation of $250.0 and $203.8, respectively	356.6	363.2
Goodwill	1,289.5	1,227.6
Other intangible assets, net	1,368.4	1,431.2
Deferred tax assets	1.3	1.0
Other assets	140.1	134.6
Total assets	$4,487.1	$4,621.2
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings and current maturities of long-term debt	$7.9	$20.9
Accounts payable	340.0	269.7
Accrued liabilities	248.5	271.2
Total current liabilities	596.4	561.8
Long-term debt, less current maturities	1,664.2	2,019.3
Pensions and other postretirement benefits	94.8	99.8
Deferred income taxes	265.5	237.5
Other liabilities	190.2	226.0
Total liabilities	2,811.1	3,144.4
Commitments and contingencies (Note 19)
Stockholders’ equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 201,051,291 and 198,377,237 shares issued at December 31, 2018 and December 31, 2017, respectively	2.0	2.0
Capital in excess of par value	2,282.7	2,275.4
Accumulated deficit	(308.7)	(577.8)
Accumulated other comprehensive loss	(247.0)	(199.8)
Treasury stock at cost; 2,881,436 and 2,159,266 shares at December 31, 2018 and 2017, respectively	(53.0)	(23.0)
Total stockholders’ equity	1,676.0	1,476.8
Total liabilities and stockholders’ equity	$4,487.1	$4,621.2

The accompanying notes are an integral part of these consolidated financial statements.

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Dollars in millions)

	For the Years Ended December 31,
	2018	2017	2016
Number of Common Shares Issued (in millions)
Balance at beginning of period	198.4	150.6	150.3
Common stock issued for initial public offering	—	47.5	—
Issuance of common stock for stock-based compensation plans	2.7	0.3	0.3
Balance at end of period	201.1	198.4	150.6
Common Stock
Balance at beginning of period	$2.0	$1.5	$1.5
Common stock issued for initial public offering	—	0.5	—
Issuance of common stock for stock-based compensation plans	—	—	—
Balance at end of period	$2.0	$2.0	$1.5
Capital in Excess of Par Value
Balance at beginning of period	$2,275.4	$1,222.4	$1,219.2
Common stock issued for initial public offering, net of underwriting discounts and commissions	—	897.2	—
Costs related to initial public offering	—	(4.6)	—
Issuance of common stock for stock-based compensation plans	6.8	0.7	3.2
Issuance of treasury stock for stock-based compensation plans	(10.4)	—	—
Stock-based compensation	10.9	157.3	—
Purchase of noncontrolling interest	—	2.4	—
Balance at end of period	$2,282.7	$2,275.4	$1,222.4
Accumulated Deficit
Balance at beginning of period	$(577.8)	$(596.2)	$(559.6)
Net income (loss) attributable to Gardner Denver Holdings, Inc.	269.4	18.4	(36.6)
Cumulative-effect adjustment upon adoption of new accounting standard (ASU 2017-12)	(0.3)	—	—
Balance at end of period	$(308.7)	$(577.8)	$(596.2)
Accumulated Other Comprehensive Loss
Balance at beginning of period	$(199.8)	$(342.4)	$(265.6)
Foreign currency translation adjustments, net	(61.0)	106.0	(62.6)
Unrecognized gains (losses) on cash flow hedges, net	18.1	12.4	(0.9)
Pension and other postretirement prior service cost and gain or loss, net	(4.6)	24.2	(13.3)
Cumulative-effect adjustment upon adoption of new accounting standard (ASU 2017-12)	0.3	—	—
Balance at end of period	$(247.0)	$(199.8)	$(342.4)
Treasury Stock
Balance at beginning of period	$(23.0)	$(19.4)	$(5.3)
Purchases of treasury stock	(11.5)	(3.6)	(14.1)
Share repurchase program	(29.2)	—	—
Issuance of treasury stock for stock-based compensation plans	10.7	—	—
Balance at end of period	$(53.0)	$(23.0)	$(19.4)
Total Gardner Denver Holdings, Inc. Stockholders’ Equity	$1,676.0	$1,476.8	$265.9

The accompanying notes are an integral part of these consolidated financial statements.

	For the Years Ended December 31,
	2018	2017	2016
Noncontrolling Interests
Balance at beginning of period	$—	$5.9	$15.3
Net income (loss) attributable to noncontrolling interests	—	0.1	5.3
Dividends to minority stockholders	—	—	(0.9)
Purchase of noncontrolling interest	—	(7.6)	—
Transfer of noncontrolling interest AOCI to consolidated AOCI	—	1.6	1.4
Correction of purchase accounting allocation	—	—	(15.2)
Balance at end of period	$—	$—	$5.9
Total Stockholders’ Equity	$1,676.0	$1,476.8	$271.8

The accompanying notes are an integral part of these consolidated financial statements.

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	For the Years Ended December 31,
	2018	2017	2016
Cash Flows From Operating Activities:
Net income (loss)	$269.4	$18.5	$(31.3)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of intangible assets	125.8	118.9	124.2
Depreciation in cost of sales	44.8	46.6	41.1
Depreciation in selling and administrative expenses	9.8	8.3	7.4
Impairment of other intangible assets	—	1.6	25.3
Stock-based compensation expense	2.8	175.0	—
Foreign currency transaction (gains) losses, net	(1.9)	9.3	(5.9)
Net (gain) loss on asset dispositions	(1.1)	0.8	0.1
Loss on extinguishment of debt	1.1	84.5	—
Non-cash change in LIFO reserve	0.2	2.6	(2.2)
Deferred income taxes	4.0	(249.0)	(84.4)
Changes in assets and liabilities:
Receivables	13.2	(65.7)	(48.8)
Inventories	(13.0)	(22.7)	23.5
Accounts payable	69.6	39.9	58.1
Accrued liabilities	(38.9)	(24.8)	21.2
Other assets and liabilities, net	(41.3)	56.7	37.3
Net cash provided by operating activities	444.5	200.5	165.6
Cash Flows From Investing Activities:
Capital expenditures	(52.2)	(56.8)	(74.4)
Net cash paid in business combinations	(186.3)	(18.8)	(18.8)
Net cash received in business divestitures	—	—	4.9
Proceeds from the termination of derivatives	—	6.2	—
Disposals of property, plant and equipment	3.5	8.6	6.2
Net cash used in investing activities	(235.0)	(60.8)	(82.1)
Cash Flows From Financing Activities:
Principal payments on long-term debt	(337.6)	(2,879.3)	(26.5)
Premium paid on extinguishment of senior notes	—	(29.7)	—
Proceeds from long-term debt	—	2,010.7	1.0
Proceeds from the issuance of common stock, net of share issuance costs	—	893.6	3.3
Purchases of treasury stock	(40.7)	(3.6)	(14.1)
Proceeds from stock option exercises	6.8	—	—
Payments of contingent consideration	(1.4)	—	(4.7)
Payments of debt issuance costs	—	(4.1)	(1.1)
Purchase of shares from noncontrolling interests	—	(5.2)	—
Other	(0.1)	0.2	(0.9)
Net cash used in financing activities	(373.0)	(17.4)	(43.0)
Effect of exchange rate changes on cash and cash equivalents	(8.6)	15.2	(13.0)
(Decrease) increase in cash and cash equivalents	(172.1)	137.5	27.5
Cash and cash equivalents, beginning of year	393.3	255.8	228.3
Cash and cash equivalents, end of year	$221.2	$393.3	$255.8

Supplemental Cash Flow Information
Cash paid for income taxes	$103.1	$55.5	$35.5
Cash paid for interest	$98.5	$142.5	$153.9
Capital expenditures in accounts payable	$10.0	$6.5	$7.2
Property and equipment acquired under capital leases	$—	$7.8	$7.7

The accompanying notes are an integral part of these consolidated financial statements.

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions, except share and per share amounts)

Note 1: Summary of Significant Accounting Policies

Overview and Basis of Presentation

Gardner Denver Holdings, Inc. is a holding company whose operating subsidiaries are Gardner Denver, Inc. (“GDI”) and certain of GDI’s subsidiaries. GDI is a diversified, global manufacturer of highly engineered, application-critical flow control products and provider of related aftermarket parts and services. The accompanying consolidated financial statements include the accounts of Gardner Denver Holdings, Inc. and its majority-owned subsidiaries (collectively referred to herein as “Gardner Denver” or the “Company”).

In May 2017, the Company sold a total of 47,495,000 shares of common stock in an initial public offering of shares of common stock. On November 15, 2017, May 2, 2018 and October 31, 2018, the Company completed secondary offerings of 25,300,000 shares, 30,533,478 and 20,000,000 shares, respectively, of common stock held by affiliates of Kohlberg Kravis Roberts & Co. L.P. (“KKR”). As a result of the secondary offerings, the Company is no longer considered a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange (“NYSE”). KKR owns 70,671,135 shares of common stock, or approximately 36% of the total outstanding common stock based on the number of shares outstanding as of December 31, 2018.

Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The Company regularly evaluates the estimates and assumptions related to the allowance for doubtful accounts, inventory valuation, warranty reserves, fair value of stock-based awards, goodwill, intangible asset, and long-lived asset valuations, employee benefit plan liabilities, over time revenue recognition, income tax liabilities and deferred tax assets and related valuation allowances, uncertain tax positions, restructuring reserves, and litigation and other loss contingencies. Actual results could differ materially and adversely from those estimates and assumptions, and such results could affect the Company’s consolidated net income, financial position, or cash flows.

Foreign Currency Translation

Assets and liabilities of the Company’s foreign subsidiaries, where the functional currency is not the U.S. Dollar (“USD”), are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates prevailing during the year. Adjustments resulting from the translation of the assets and liabilities of foreign operations into USD are excluded from the determination of net income (loss), and are reported in accumulated other comprehensive (loss) income, a separate component of stockholders’ equity, and included as a component of other comprehensive (loss) income. Assets and liabilities of subsidiaries that are denominated in currencies other than the subsidiaries’ functional currency are remeasured into the functional currency using end of period exchange rates, or historical rates for certain balances, where applicable. Gains and losses related to these remeasurements are recorded within the Consolidated Statements of Operations as a component of “Other operating expense, net.”

Revenue Recognition

On January 1, 2018, the Company adopted the Financial Accounting Standards Board (“FASB”) ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”). The Company adopted the guidance using a modified retrospective approach. Results for the year ended December 31, 2018 were recorded under ASC 606 in the Consolidated Statements of Operations. The results in the Consolidated Statements of Operations for the years ended

December 31, 2017 and 2016 were not adjusted from ASC 605, Revenue Recognition (“ASC 605”). See Note 2 “New Accounting Standards” and Note 14 “Revenue from Contracts with Customers” for more discussion of the adoption of ASC 606 and the related significant accounting policies.

Cost of Sales

Cost of sales includes the costs the Company incurs, including purchased materials, labor and overhead related to manufactured products and aftermarket parts sold during a period. Depreciation related to manufacturing equipment and facilities is included in cost of sales. Purchased materials represents the majority of cost of sales, with steel, aluminum, copper and partially finished castings representing the most significant materials inputs. Cost of sales for services includes the direct costs the Company incurs including direct labor, parts and other overhead costs including depreciation of equipment and facilities used to deliver repair, maintenance, and other field services activities to the Company’s customers.

Selling and Administrative Expenses

Selling and administrative expenses consist of (i) employee related salary, benefits and other expenses for selling, administrative functions and other activities not associated with the manufacture of products or delivery of services to customers; (ii) the costs of marketing and direct costs of selling products and services to customers including internal and external sales commissions; (iii) facilities costs including office rent, maintenance, depreciation, and insurance for selling and administrative activities; (iv) research and development expenditures; (v) professional and consultant fees; and (vi) KKR fees and expenses; (vii) expenses related to the Company’s public stock offerings and to establish public company reporting compliance; and (viii) other miscellaneous expenses.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments primarily consisting of demand deposits and have original maturities of three months or less. Accordingly, the carrying amount of such instruments is considered a reasonable estimate of fair value. As of December 31, 2018 and 2017, cash of $3.4 million and $4.4 million, respectively, was pledged to financial institutions as collateral to support the issuance of standby letters of credit and similar instruments on behalf of the Company.

Accounts Receivable

Trade accounts receivable consist of amounts owed for products shipped to or services performed for customers. Reviews of customers’ creditworthiness are performed prior to order acceptance or order shipment.

Trade accounts receivable are recorded at net realizable value. This value includes an appropriate allowance for doubtful accounts for estimated losses that may result from the Company’s inability to fully collect amounts due from its customers. The allowance is determined based on a combination of factors, including the length of time that the trade receivables are past due, history of write-offs, and the Company’s knowledge of circumstances relating to specific customers’ ability to meet their financial obligations.

Inventories

Inventories, which consist primarily of raw materials and finished goods, are carried at the lower of cost or net realizable value. Fixed manufacturing overhead is allocated to the cost of inventory based on the normal capacity of production facilities. Unallocated overhead during periods of abnormally low production levels is recognized as cost of sales in the period in which it is incurred.

Property, Plant and Equipment

Property, plant and equipment includes the historical cost of land, buildings, equipment, and significant improvements to existing plant and equipment or in the case of acquisitions, a fair market value of assets at the time of acquisition. Repair and maintenance costs that do not extend the useful life of an asset are recorded as an expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are generally as follows: buildings — 10 to 30 years; machinery and equipment — 7 to 10 years; office furniture and equipment — 3 to 10 years; and tooling, dies, patterns, etc. — 3 to 5 years.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired, liabilities assumed, and non-controlling interests, if any. Intangible assets, including goodwill, are assigned to the Company’s reporting units based upon their fair value at the time of acquisition. Goodwill and indefinite-lived intangibles such as trademarks are not subject to amortization but are assessed for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired or that there is a probable reduction in the fair value of a reporting unit below its aggregate carrying value.

The Company tests goodwill for impairment annually in the fourth quarter of each year using data as of October 1 of that year and whenever events or changes in circumstances indicate the carrying value may not be recoverable. Upon adoption of ASU 2017-04, the impairment test consists of comparing the fair value of the reporting unit to the carrying value of the reporting unit. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; provided, the loss recognized cannot exceed the total amount of goodwill allocated to the reporting unit. If applicable, the Company considers income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss. The Company determined fair values for each of the reporting units using a combination of the income and market multiple approaches which are weighted 75% and 25%, respectively.

Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. The Company uses its internal forecasts to estimate future cash flows and includes an estimate of long-term future growth rates based on its most recent views of the long-term outlook for each reporting unit. Actual results may differ from those assumed in the Company’s forecasts. The Company derives its discount rates using a capital asset pricing model and analyzing published rates for industries relevant to its reporting units to estimate the cost of equity financing. The Company uses discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in its internally developed forecasts. Under the market approach, the Company applies performance multiples from comparable public companies, adjusted for relative risk, profitability, and growth considerations, to the reporting units to estimate fair value.

The Company tests intangible assets with indefinite lives annually for impairment using a relief from royalty discounted cash flow fair value model. The quantitative impairment test for indefinite-lived intangible assets involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The relief from royalty method requires the Company to estimate forecasted revenues and determine appropriate discount rates, royalty rates, and terminal growth rates.

See Note 8 “Goodwill and Other Intangible Assets” for additional information related to impairment testing for goodwill and other intangible assets.

Long-Lived Assets Including Intangible Assets With Finite Useful Lives

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, which vary depending on the type of intangible assets. The estimated useful lives are as follows: customer lists and relationships — 11-13 years, acquired technology — 12-25 years, certain trademarks — 10-20 years, and other intangibles — 1-5 years.

The Company reviews long-lived assets, including identified intangible assets with finite useful lives and subject to amortization for impairment, whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. Such events and circumstances include the occurrence of an adverse change in the market involving the business employing the related long-lived assets or a situation in which it is more likely than not that the Company will dispose of such assets. If the comparison indicates that there is impairment, the impairment loss to be recognized as a non-cash charge to earnings is measured by the amount by which the carrying amount of the assets exceeds their fair value and the impaired assets are written down to their fair value or, if fair value is not readily determinable, to an estimated fair value based on discounted expected future cash flows. Assets to be disposed are reported at the lower of the carrying amount or fair value, less costs to dispose.

Warranty Reserves

Most of the Company’s product sales are covered by warranty provisions that generally provide for the repair or replacement of qualifying defective items for a specified period after the time of sale, typically 12 months. The Company establishes reserves for estimated product warranty costs at the time revenue is recognized based upon historical warranty experience and additionally for any known product warranty issues. The Company’s warranty obligation has been and may in the future be affected by product failure rates, repair or field replacement costs, and additional costs incurred in correcting any product failure.

Stock-Based Compensation

Stock-based compensation is measured for all stock-based equity awards made to employees and non-employee directors based on the estimated fair value as of the grant date. The determination of the fair values of stock-based awards at the grant date requires judgment, including estimating the expected term of the relevant stock-based payment awards and the expected volatility of the Company’s stock. The fair value of each stock option grant under the stock-based compensation plans is estimated on the date of grant or modification using the Black-Scholes-Merton option-pricing model. The expected stock volatility assumption was based on an average of the historical volatility of certain of the Company’s competitors’ stocks over the expected term of the stock options. Forfeitures of stock options are accounted for as they occur. Restricted stock units are valued at the share price on the date of grant.

In 2017, deferred stock units were granted and their respective fair values were estimated on the date of grant or modification using the Finnerty discount for lack of marketability pricing model. The discount for lack of marketability is commensurate with the period of sale restrictions related to the Company’s initial public offering.

See Note 16 “Stock-Based Compensation Plans” for additional information regarding the Company’s equity compensation plans.

Pension and Other Postretirement Benefits

The Company sponsors a number of pension plans and other postretirement benefit plans worldwide. The calculation of the pension and other postretirement benefit obligations and net periodic benefit cost under these plans requires the use of actuarial valuation methods and assumptions. These assumptions include the discount rates used to value the projected benefit obligations, future rate of compensation increases, expected rates of return on plan assets and expected healthcare cost trend rates. The discount rates selected to measure the present value of the Company’s benefit obligations as of December 31, 2018 and 2017 were derived by examining the rates of high-quality, fixed income securities whose cash flows or duration match the timing and amount of expected benefit payments under the plans. In accordance with GAAP, actual results that differ from the Company’s assumptions are recorded in accumulated other comprehensive income (loss) and amortized through net periodic benefit cost over future periods. While management believes that the assumptions are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension and other postretirement benefit obligations and future net periodic benefit cost.

See Note 11 “Benefit Plans” for disclosures related to Gardner Denver’s benefit plans, including quantitative disclosures reflecting the impact that changes in certain assumptions would have on service and interest costs and benefit obligations.

Income Taxes

The Company has determined income tax expense and other deferred income tax information based on the asset and liability method. Deferred income taxes are provided on temporary differences between assets and liabilities for financial and tax reporting purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized. A valuation allowance is established for the portion of deferred tax assets for which it is not more likely than not that a tax benefit will be realized.

Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards. The Company believes that its income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in income tax expense and, therefore, could have a material impact on the Company’s tax provision, net income, and cash flows. The Company reviews its liabilities quarterly, and may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning transfer prices, the resolution of audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.

On December 22, 2017, the Tax Act was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company was required to recognize the effect of the Tax Act in the period of enactment. This included the determination of the transition tax, remeasurement of the Company’s U.S. deferred tax assets and liabilities as well as the reassessment of the net realizability of the Company’s deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Job Act (“SAB 118”), which allowed the Company to record provisional amounts during a measurement period not to extend more than one year subsequent to the enactment date. As a result, the Company previously provided a provisional estimate of the effect of the Tax Act in its financial statements for 2017 and through the first nine months of 2018. In the fourth quarter of 2018, the Company completed its accounting for all of the enactment-date income tax effects of the Tax Act and increased the total benefit taken in 2017 of $95.3 million to $96.5 million. Due to the Tax Act, the total U.S. deferred changed from a tax benefit of $89.6 million in 2017 to $74.5 million in 2018, with a 2018 measurement-period adjustment of $15.1 million. The ASC 740-30 (formally APB 23) liability reduction, relating to the permanently reinvested earnings in foreign subsidiaries assertion, changed from a tax benefit of $69.0 million in 2017 to $72.5 million in 2018, with a 2018 measurement-period adjustment of $3.5 million due to the policy change that occurred in 2018. The provisional one-time transition tax of $63.3 million in 2017 decreased to $50.5 million in 2018, with a 2018 measurement-period adjustment of $12.8 million. The total $1.2 million benefit has a (0.3)% impact to the overall rate in 2018.

The Tax Act creates a new requirement that certain income (i.e., Global intangible low taxed income (“GILTI”)) earned by controlled foreign corporations (“CFC”) must be included currently in the gross income of the CFCs’ U.S. shareholder. GILTI is the excess of the shareholder’s “net CFC tested income” over the net deemed tangible income return, which is currently defined as the excess of (1) 10% of the aggregate of the U.S. shareholder’s pro rata share of the qualified business asset investment of each CFC with respect to which it is a U.S. shareholder over (2) the amount of certain interest expense taken into account in the determination of net CFC-tested income.

Under U.S. GAAP, the Company is allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the “period cost method”) or (2) factoring such amounts into a company’s measurement of its deferred taxes (the “deferred method”). The Company has determined that it will follow the period cost method (option 1 above) going forward. The tax provision for the year ended December 31, 2018 reflects this decision. All of the additional calculations and rule changes found in the Tax Act have been considered in the tax provision for the quarter and year ended December 31, 2018. The Company recorded a tax expense of $11.9 million in the period for the GILTI provisions of the Tax Act that were effective for the first time during 2018.

Research and Development

For the years ended December 31, 2018, 2017 and 2016, the Company spent approximately $24 million, $26 million, and $22 million, respectively, on research activities relating to the development of new products and new product applications. All such expenditures were funded by the Company, expensed as incurred and recorded to “Selling and administrative expenses” in the Consolidated Statements of Operations.

Derivative Financial Instruments

All derivative financial instruments are reported on the balance sheet at fair value. For derivative instruments that are not designated as hedges, any gain or loss on the derivatives is recognized in earnings in the current period. A derivative instrument may be designated as a hedge of the exposure to: (1) changes in the fair value of an asset, liability, or firm commitment, or (2) variability in expected future cash flows, if the hedging relationship is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk during the period of designation or as a hedge of a net investment in a foreign operation. If a derivative is designated as a fair value hedge, the gain or loss on the derivative and the offsetting loss or gain on the hedged asset, liability, or firm commitment are recognized in earnings. For derivative instruments designated as a cash flow hedge or an eligible net investment in a foreign operation, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified to earnings in the same period that the hedged transaction affects earnings. The ineffective portion of the gain or loss is immediately recognized in earnings. Gains or losses on derivative instruments recognized in earnings are reported in the same line item as the associated hedged transaction in the Consolidated Statements of Operations.

Hedge accounting is discontinued prospectively when (1) it is determined that a derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative is sold, terminated, or exercised; (3) the hedged item no longer meets the definition of a firm commitment; or (4) it is unlikely that a forecasted transaction will occur within two months of the originally specified time period.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative continues to be carried on the balance sheet at its fair value, and the changes in the fair value of the hedged asset or liability is recorded to the Consolidated Statements of Operations. When cash flow hedge accounting is discontinued because the derivative is sold, terminated, or exercised, the net gain or loss remains in accumulated other comprehensive income and is reclassified into earnings in the same period that the hedged transaction affects earnings or until it becomes unlikely that a hedged forecasted transaction will occur within two months of the originally scheduled time period. When hedge accounting is discontinued because a hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the Consolidated Balance Sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the balance sheet and recognized as a gain or loss currently in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within two months of the originally specified time period, the derivative continues to be carried on the balance sheet at its fair value, and gains and losses reported in accumulated other comprehensive income are recognized immediately in the Consolidated Statements of Operations.

Comprehensive Income (Loss)

The Company’s comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss), consisting of (i) unrealized foreign currency net gains and losses on the translation of the assets and liabilities of its foreign operations; (ii) realized and unrealized foreign currency gains and losses on intercompany notes of a long-term nature and hedges of net investments in foreign operations, net of income taxes; (iii) unrealized gains and losses on cash flow hedges (consisting of interest rate swaps), net of income taxes; and (iv) pension and other postretirement prior service cost and actuarial gains or losses, net of income taxes. See Note 13 “Accumulated Other Comprehensive (Loss) Income.”

Restructuring Charges

The Company incurs costs in connection with the closure and consolidation of facilities and other actions. Such costs include employee termination benefits (one-time arrangements and benefits attributable to prior service), termination of contractual obligations, and other direct incremental costs.

A liability is established through a charge to operations for (i) one-time employee termination benefits when management commits to a plan of termination; (ii) employee termination benefits that accumulate or vest based on prior service when it becomes probable that such termination benefits will be paid and the amount of the payment can be reasonably estimated; and (iii) contract termination costs when the contract is terminated or the Company becomes contractually obligated to make such payment. If an operating lease is not terminated, a liability is established when the Company completely ceases use of the leased property. Other direct incremental costs are charged to operations as incurred.

Charges recorded in connection with restructuring plans are included in “Other operating expense, net” in the Consolidated Statements of Operations.

Business Combinations

The Company accounts for business combinations by applying the acquisition method. The Company’s consolidated financial statements include the operating results of acquired entities from the respective dates of acquisition. The Company recognizes and measures the identifiable assets acquired, liabilities assumed, and any non-controlling interest as of the acquisition date at fair value. The excess, if any, of total consideration transferred in a business combination over the fair value of identifiable assets acquired, liabilities assumed, and any non-controlling interest is recognized as goodwill in the Consolidated Balance Sheets. Costs incurred by the Company to effect a business combination other than costs related to the issuance of debt or equity securities are included in the Consolidated Statements of Operations in the period the costs are incurred.

Earnings (Loss) per Share

The calculation of earnings (loss) per share (“EPS”) is based on the weighted-average number of the Company’s shares outstanding for the applicable period. The calculation of diluted earnings (loss) per share reflects the effect of all dilutive potential shares that were outstanding during the respective periods, unless the effect of doing so is antidilutive. The Company uses the treasury stock method to calculate the effect of outstanding share-based compensation awards.

Note 2: New Accounting Standards

Prior Year Reclassifications

In the first quarter of fiscal year 2018, the Company adopted the provisions of ASU 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”). The reclassification of certain prior year amounts as a result of the adoption of ASU 2017-07 is detailed below in section “Adopted Accounting Standard Updates.”

For the year ended December 31, 2018, the Company modified its presentation of (i) unrealized foreign currency net gains and losses on the translation of the assets and liabilities of its foreign operations and (ii) realized and unrealized foreign currency gains and losses on intercompany notes of a long-term nature and certain hedges of net investments in foreign operations, net of income taxes within the Consolidated Statements of Comprehensive Income, Consolidated Statements of Stockholders’ Equity and in the tables of Note 13 “Accumulated Other Comprehensive (Loss) Income.” Under the modified presentation, these two items, previously presented as “Foreign currency translation adjustments, net” and “Foreign currency gains (losses), net” are now presented together as “Foreign currency translation adjustments, net.” The Consolidated Statements of Comprehensive Income, Consolidated Statement of Stockholders’ Equity and the tables of Note 13 “Accumulated Other Comprehensive (Loss) Income” for the years ended December 31, 2017 and 2016 were reclassified to reflect this change in presentation.

Adopted Accounting Standard Updates (“ASU”)

ASU 2014-09, Revenue from Contracts with Customers (Topic 606)

On January 1, 2018, the Company adopted ASC 606 using the modified retrospective approach. Under the modified retrospective approach, the Company is required to recognize the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of retained earnings as of January 1, 2018, the date of initial application. The cumulative effect of initially applying ASC 606 was immaterial to the Consolidated Financial Statements. Therefore, the Company did not record a cumulative transition adjustment.

In conjunction with the adoption of ASC 606, the Company updated its significant accounting policy related to revenue recognition which can be found in Note 1 “Summary of Significant Accounting Policies” and Note 14 “Revenue from Contracts with Customers.”

Results for the year ended December 31, 2018 are presented under ASC 606. Prior periods were not adjusted and will continue to be reported in accordance with ASC 605 Revenue Recognition (“ASC 605”). However, during fiscal year 2018, the Company is required to provide additional disclosures presenting the amount by which each 2018 financial statement line item was affected as a result of applying ASC 606 and an explanation of significant changes in order to present 2018 on a comparative basis under ASC 605.

The following table summarizes the impacts of adopting ASC 606 on the Company’s Consolidated Statement of Operations for the year ended December 31, 2018.

Consolidated Statement of Operations

	As Reported	Adjustments	Balance Without Adoption of ASC 606
Revenues	$2,689.8	$(26.5)	$2,663.3
Cost of sales	1,677.3	(15.0)	1,662.3
Provision (benefit) for income taxes	80.1	(3.1)	77.0
Net Income (Loss)	269.4	(8.4)	261.0

The following table summarizes the impacts of adopting ASC 606 on the Company’s Consolidated Balance Sheet as of December 31, 2018.

Consolidated Balance Sheet

	As Reported	Adjustments	Balance Without Adoption of ASC 606
Assets
Inventories	$523.9	$15.0	$538.9
Other current assets(1)	60.7	(16.9)	43.8

Liabilities and Stockholders’ Equity
Accrued liabilities	248.5	6.5	255.0
Accumulated deficit	(308.7)	(8.4)	(317.1)
(1)	Adjustment represents “Contract asset.” See Note 14 “Revenue from Contracts with Customers” for an explanation of the Contract assets account included in “Other current assets” in the Consolidated Balance Sheets.

ASU 2017-07 Compensation – Retirement Benefits (Topic 715) – Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost

The Company adopted FASB ASU 2017-07 on January 1, 2018. The Company applied ASU 2017-07 retrospectively for the presentation of the service cost component and the other components of net periodic benefit cost in the income statement and prospectively for the capitalization of the service cost component of net periodic benefit cost in assets. ASU 2017-07 allows the Company to use the amounts disclosed in its pension and other postretirement benefit plan note for the prior comparative periods as the estimation basis for applying the retrospective presentation requirements. Applying the practical expedient, the Company reclassified $0.4 million of expense and $0.8 million of income from “Selling and administrative expenses” to “Other income, net” within the Consolidated Statements of Operations for the years ended December 31, 2017 and 2016, respectively.

ASU 2017-12 Derivatives and Hedging (Topic 815) – Targeted Improvements to Accounting for Hedging Activities

The Company early adopted FASB ASU 2017-12, Derivatives and Hedging (Topic 815) – Targeted Improvements to Accounting for Hedging Activities (“ASU 2018-12”) on January 1, 2018 using the modified retrospective approach. As of the adoption date, the Company was the fixed rate payor on 12 interest rate swap contracts that fixed the LIBOR-based index used to determine the interest rates charged on a total of $1,125.0 million of the Company’s LIBOR-based variable rate borrowings. The Company recorded a cumulative-effect adjustment on the adoption date increasing the opening balance of the “Accumulated deficit” line of the Consolidated Balance Sheets by $0.3 million and decreasing the “Accumulated Other Comprehensive Loss” line of the Consolidated Balance Sheets by $0.3 million.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The amendments in this update replace most of the existing GAAP lease accounting guidance in order to increase transparency and comparability among organizations by recognizing right-of-use lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under current GAAP. The amendments also expand disclosure requirements for key information about leasing arrangements. The Company will adopt ASU 2016-02 in the first quarter of 2019 utilizing the optional transition method. The Company updated its internal lease accounting policy to address the new standard, revised the Company’s business processes and controls, and completed the implementation and data input for the Company’s lease accounting software solution. The Company estimates that the adoption of ASU 2016-02 will result in the recognition of right-of-use assets and lease liabilities for operating leases of approximately $65 million to $75 million on its Consolidated Balance Sheets. The Company does not expect ASU 2016-02 to have a material impact on its results of operations or cash flows.

In March 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220). The amendments in this update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only related to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The ASU is effective for public companies beginning in the first quarter of 2019. The Company is currently assessing the impact of this ASU on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update eliminate, add and modify certain disclosure requirements for fair value measurements as part of its disclosure framework project. The guidance is effective for public companies beginning in the first quarter of 2020. Early adoption is permitted. The Company is currently assessing the impact of this ASU on its consolidated financial statements and evaluating the timing of adoption.

In August 2018, the FASB issued ASU 2018-14, Disclosure Framework – Changes to the Disclosure Requirements for Defined Benefit Plans. The amendments in this eliminate, add and modify certain disclosure requirements for defined benefit pension plans. The guidance is effective for public companies beginning with its annual report for fiscal year 2020. Early adoption is permitted. The Company is currently assessing the impact of this ASU on its consolidated financial statements and evaluating the timing of adoption.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40); Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The amendments in this update require implementation costs incurred by customers in cloud computing arrangements (i.e., hosting arrangements) to be capitalized under the same premises of authoritative guidance for internal-use software, and deferred over the noncancellable term of the cloud computing arrangement plus any option renewal periods that are reasonably certain to be exercised by the customer or for which the exercise is controlled by the service provider. The Company is required to adopt this new guidance in the first quarter of 2020. Early adoption is permitted. The Company is currently assessing the impact of this ASU on its consolidated financial statements and evaluating the timing of adoption.

Note 3: Business Combinations

The Company acquired seven businesses during the three years ended December 31, 2018. Proforma information regarding these acquisitions is not considered significant and has not been disclosed.

Acquisition of MP Pumps

On December 12, 2018, the Company acquired MP Pumps, Inc. (“MP Pumps”), a leading manufacturer of specialty industrial pumps and associated aftermarket parts. The Company acquired all of the assets and assumed certain liabilities of MP Pumps for total consideration, net of cash acquired, of $58.5 million, which consisted of cash payments of $57.8 million, a payable $0.1 million purchase price adjustment and a $0.6 million holdback. The purchase price adjustment and holdback are each expected to be paid by the end of the first quarter of 2019 and are recorded in “Accrued liabilities” in the Consolidated Balance Sheets. The revenues and operating income of MP Pumps are included in the Company’s consolidated financial statements from the acquisition date and are included in the Industrials segment. None of the goodwill resulting from this acquisition is deductible for tax purposes.

Acquisition of DV Systems, Inc.

On November 2, 2018, the Company acquired DV Systems, Inc. (“DV Systems”), a leading manufacturer of rotary screws and piston compressors and associated aftermarket parts. The Company acquired all of the assets and assumed certain liabilities of DV Systems for total consideration, net of cash acquired, of $16.1 million, which consisted of cash payments of $14.8 and a $1.3 million holdback. Of the $1.3 million holdback, $0.5 million is expected to be paid by the end of the fourth quarter of 2019, $0.4 million by the end of the second quarter of 2020, and $0.4 million by the end of the fourth quarter of 2020. $0.5 million of the holdback is recorded in “Accrued liabilities” in the Consolidated Balance Sheets and the remaining $0.8 million is recorded in “Other liabilities” in the Consolidated Balance Sheets. The revenues and operating income of DV Systems are included in the Company’s consolidated financial statements from the acquisition date and are included in the Industrials segment. None of the goodwill resulting from this acquisition is deductible for tax purposes.

Acquisition of PMI Pump Parts

On May 29, 2018, the Company acquired PMI Pump Parts (“PMI”), a leading manufacturer of plungers and other well service pump consumable products. The Company acquired all of the assets and assumed certain liabilities of PMI for total consideration, net of cash acquired, of $21.0 million, which consisted of cash payments of $18.8 million, a $2.0 million promissory note and a $0.2 million holdback. The $0.2 million holdback and $1.0 million of the promissory note were paid in the fourth quarter of 2018 and recorded in “Payments of contingent consideration” in the Consolidated Statements of Cash Flows. The remaining $1.0 million of the promissory note is expected to be paid by the end of the second quarter of 2019 and recorded in “Accrued liabilities” in the Consolidated Balance Sheets. The revenues and operating income of PMI are included in the Company’s consolidated financial statements from the acquisition date and are included in the Energy segment. None of the goodwill resulting from this acquisition is deductible for tax purposes.

Acquisition of Runtech Systems Oy

On February 8, 2018, the Company acquired 100% of the stock of Runtech Systems Oy (“Runtech”), a leading global manufacturer of turbo vacuum technology systems and optimization solutions for industrial applications. The Company acquired all of the assets and assumed certain liabilities of Runtech for total cash consideration of $94.9 million, net of cash acquired. The revenues and operating income of Runtech are included in the Company’s consolidated financial statements from the acquisition date and are included in the Industrials segment. The preliminary purchase price allocation resulted in the recording of $63.6 million of goodwill and $31.3 million of amortizable intangible assets as of the acquisition date. None of the goodwill resulting from this acquisition is deductible for tax purposes.

Acquisition of LeROI Compressors

On June 5, 2017, the Company acquired 100% of the stock of LeROI Compressors (“LeROI”), a leading North American manufacturer of gas compression equipment and solutions for vapor recovery, biogas and other process and industrial applications. The Company acquired all of the assets and assumed certain liabilities of LeROI for total cash consideration of $20.4 million, net of cash acquired. Included in the cash consideration was an indemnity holdback of $1.9 million. During 2018, the holdback was adjusted to $1.7 million for repairs and further reduced by a $0.2 million payment made in the fourth quarter of 2018. The holdback payment was recorded in “Payments of contingent consideration” in the Consolidated Statements of Cash Flows. Of the $1.5 million remaining holdback, $1.0 million is expected to be paid by the end of the second quarter of 2019 and $0.5 million is expected to be paid by the end of the second quarter of 2021. Of the remaining $1.5 million holdback, $1.0 million is recorded in “Accrued liabilities” in the Consolidated Balance Sheets and $0.5 million is recorded in “Other liabilities.” The revenues and operating income of LeROI are included in the Company’s consolidated financial statements from the acquisition date and are included in the Industrials segment. None of the goodwill resulting from this acquisition is deductible for tax purposes.

Acquisition of the Non-Controlling Interest in Tamrotor Kompressorit Oy

On March 3, 2017, the Company acquired the remaining 49% non-controlling interest of Tamrotor Kompressorit Oy (“Tamrotor”), a distributor of the Company’s Industrials segment air compression products. The Company acquired the remaining interest in Tamrotor for total cash consideration of $5.2 million, consisting entirely of payments to the former shareholders. Included in the cash consideration was a holdback of $0.5 million that was paid in the third quarter of 2017. This transaction resulted in an increase to “Capital in excess of par value” of $2.3 million and an increase to “Accumulated other comprehensive loss” of $1.5 million in the Company’s Consolidated Balance Sheets.

Acquisition of ILS Innovative Laborsysteme GmbH and Zinsser Analytic GmbH

On August 31, 2016, the Company acquired 100% of the stock of ILS Innovative Laborsysteme GmbH (“ILS”) and Zinsser Analytic GmbH (“Zinsser Analytic”). ILS is a leading manufacturer of highly specialized micro-syringes and valves that are used in liquid handling instruments and is a global supplier to the world’s leading laboratory equipment manufacturers, laboratories and laboratory consumables distributors. Zinsser Analytic is an established provider of customized automated liquid handling systems, and also offers consumables products including polyethylene that are used in diagnostic or clinical labs. The Company acquired all of the assets and assumed certain liabilities of ILS and Zinsser Analytic for approximately $18.8 million, net of cash acquired. The revenues and operating income of ILS and Zinsser Analytic are included in the Company’s consolidated financial statements from the acquisition date and are included in the Medical segment. None of the goodwill resulting from this acquisition is deductible for tax purposes. During the first quarter of 2017, an incremental working capital true-up payment was made for approximately $0.3 million. This amount is in “Net cash paid in business combinations” in the Consolidated Statements of Cash Flows.

Acquisition Revenues and Operating Income (Loss)

The revenue included in the financial statements for these acquisitions subsequent to their acquisition date was $108.0 million, $27.8 million and $4.9 million for the years ended December 31, 2018, 2017 and 2016, respectively. For the years ended December 31, 2018, 2017 and 2016, operating income (loss) included in the financial statements for the acquisitions described above, subsequent to their date of acquisition was $8.8 million, $3.7 million and ($0.3) million, respectively.

Note 4: Restructuring

Restructuring Programs 2014 to 2016

The Company announced a restructuring program in the Industrials segment in the third quarter of 2014 and that program was revised and expanded during the second quarter of 2016. In 2016, the Company also announced restructuring programs impacting the Energy and Medical segments. These restructuring programs were substantially completed as of December 31, 2017. Through December 31, 2017, $48.0 million had been charged to expense through “Other operating expense, net” in the Consolidated Statements of Operations ($38.5 million for Industrials, $6.3 million for Energy and $3.2 million for Medical). The Company does not anticipate any material future expense related to these restructuring programs and any remaining liabilities will be paid as contractually obligated. The activity associated with these restructuring programs for the year ended December 31, 2018 was not material.

The following table summarizes the activity associated with these restructuring programs for the year ended December 31, 2017.

Balance as of December 31, 2016	$20.9
Charged to expense - termination benefits	2.4
Charged to expense - other	2.9
Payments	(20.6)
Other, net	1.1
Balance as of December 31, 2017	$6.7

As of December 31, 2018, restructuring reserves of $1.3 million related to these programs are included in “Accrued liabilities” and restructuring reserves of $0.1 million are included in “Other liabilities” in the Consolidated Balance Sheets. As of December 31, 2017, restructuring reserves of $6.5 million related to these programs were included in “Accrued liabilities” and restructuring reserves of $0.2 million were included in “Other liabilities” in the Consolidated Balance Sheets.

Restructuring Program 2018

In the third quarter of 2018 the Company announced a restructuring program that primarily involves workforce reductions and facility consolidation. These actions continued in the fourth quarter and the Company expects additional restructuring activity in the first half of 2019 focused on targeted workforce optimization within general and administrative back-office and manufacturing overhead as well as continued facility consolidation. For the year ended December 31, 2018, $12.7 million was charged to expense through “Other operating expense, net” in the Consolidated Statements of Operations ($7.2 million for Industrials, $3.6 million for Energy, $1.2 million for Medical and $0.7 million for Corporate).

The following table summarizes the activity associated with this restructuring program for the year ended December 31, 2018.

Balance as of December 31, 2017	$—
Charged to expense - termination benefits	11.5
Charged to expense - other	1.2
Payments	(4.1)
Other, net	0.2
Balance as of December 31, 2018	$8.8

As of December 31, 2018, restructuring reserves of $8.8 million related to these programs are included in “Accrued liabilities” in the Consolidated Balance Sheets.

Note 5: Allowance for Doubtful Accounts

The allowance for doubtful trade accounts receivable for the years ended December 31, 2018, 2017 and 2016 consisted of the following.

	2018	2017	2016
Balance at beginning of the period	$18.7	$18.7	$19.3
Provision charged to expense	1.8	3.5	2.7
Write-offs, net of recoveries	(2.2)	(4.8)	(2.4)
Charged to other accounts(1)	(0.9)	1.3	(0.9)
Balance at end of the period	$17.4	$18.7	$18.7
(1)	Primarily includes the effect of foreign currency translation adjustments for the Company’s subsidiaries with functional currencies other than the USD.

Note 6: Inventories

Inventories as of December 31, 2018 and 2017 consisted of the following.

	2018	2017
Raw materials, including parts and subassemblies	$369.2	$362.6
Work-in-process	58.1	57.9
Finished goods	83.4	60.6
	510.7	481.1
Excess of LIFO costs over FIFO costs	13.2	13.4
Inventories	$523.9	$494.5

As of December 31, 2018, $390.8 million (75%) of the Company’s inventory is accounted for on a first-in, first-out (“FIFO”) basis and the remaining $133.1 million (25%) is accounted for on a last-in, first-out (“LIFO”) basis.

As of December 31, 2017, $366.9 million (74%) of the Company’s inventory is accounted for on a first-in, first-out (“FIFO”) basis and the remaining $127.6 million (26%) is accounted for on a last-in, first-out (“LIFO”) basis.

Note 7: Property, Plant and Equipment

Property, plant and equipment, net as of December 31, 2018 and 2017 consisted of the following.

	2018	2017
Land and land improvements	$35.0	$34.7
Buildings	140.8	137.4
Machinery and equipment	275.9	261.8
Tooling, dies, patterns, etc.	61.7	55.9
Office furniture and equipment	40.1	37.3
Other	18.9	16.9
Construction in progress	34.2	23.0
	606.6	567.0
Accumulated depreciation	(250.0)	(203.8)
Property, plant and equipment, net	$356.6	$363.2

Note 8: Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amount of goodwill attributable to each reportable segment for the years ended December 31, 2018 and 2017 are as follows.

	Industrials	Energy	Medical	Total
Balance as of December 31, 2016	$515.8	$439.9	$199.0	$1,154.7
Acquisitions	7.9	—	—	7.9
Foreign currency translation and other(1)	37.9	20.3	6.8	65.0
Balance as of December 31, 2017	561.6	460.2	205.8	1,227.6
Acquisitions	89.2	8.7	—	97.9
Foreign currency translation and other(2)	(18.1)	(15.3)	(2.6)	(36.0)
Balance as of December 31, 2018	$632.7	$453.6	$203.2	$1,289.5
(1)	During the year ended December 31, 2017, the Company recorded an increase to goodwill of $0.4 million as a result of measurement period adjustments in the Medical segment.
(2)	During the year ended December 31, 2018, the Company recorded an increase to goodwill of $1.0 million as a result of measurement period adjustments in the Industrials segment.

The Company acquired four businesses during the year ended December 31, 2018. The excess of the purchase price over the estimated fair values of intangible assets, identifiable assets and assumed liabilities was recorded as goodwill. The allocation of the purchase price was preliminary for these acquisitions and is subject to refinement based on final fair values of the identified assets acquired and liabilities assumed. The goodwill attributable to the four businesses acquired during the year ended December 31, 2018 are as follows.

Acquisitions	Date of Acquisition	Industrials	Energy	Medical	Total
Runtech	February 8, 2018	$63.6	$—	$—	63.6
PMI Pumps	May 29, 2018	—	8.7	—	8.7
DV Systems	November 2, 2018	4.7	—	—	4.7
MP Pumps	December 12, 2018	20.9	—	—	20.9
		$89.2	$8.7	$—	$97.9

In 2017, the Company acquired one entity in the Industrials segment as described in Note 3 “Business Combinations.” This acquisition resulted in $7.9 million of goodwill based on the purchase price allocation.

For the years ended December 31, 2018, 2017, and 2016, each reporting unit’s fair value was in excess of its net carrying value, and therefore, no goodwill impairment was recorded.

As of December 31, 2018 and 2017, goodwill included a total of $563.9 million of accumulated impairment losses within the Energy segment since the date of the KKR Transaction.

Other Intangible Assets

Other intangible assets as of December 31, 2018 and 2017 consisted of the following.

	2018		2017
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer lists and relationships	$1,245.5	$(567.8)	$1,226.8	$(473.0)
Acquired technology	21.7	(4.8)	8.1	(4.0)
Trademarks	44.9	(13.0)	30.3	(10.6)
Backlog	68.8	(68.6)	65.5	(65.5)
Other	62.3	(31.9)	53.6	(23.5)
Unamortized intangible assets:
Trademarks	611.3	—	623.5	—
Total other intangible assets	$2,054.5	$(686.1)	$2,007.8	$(576.6)

Amortization of intangible assets was $125.8 million, $118.9 million and $124.2 million for the years ended December 31, 2018, 2017 and 2016, respectively. Amortization of intangible assets is anticipated to be approximately $119.5 million annually in 2019 through 2023 based upon currency exchange rates as of December 31, 2018.

The Company tests indefinite-lived intangible assets for impairment annually in the fourth quarter of each year using data as of October 1 of that year. The Company determines fair values for each of the indefinite-lived intangible assets using a relief from royalty methodology.

In the fourth quarter of 2018, the Company did not record an impairment charge related to indefinite-lived intangible assets as a result of the annual impairment test.

In the fourth quarter of 2017, as a result of the annual impairment test of indefinite-lived intangible assets, the Company recorded an impairment charge of $1.5 million related to indefinite-lived trademarks, including $1.2 million related to two trademarks in the Industrials segment and $0.3 million related to an indefinite-lived trademark in the Energy segment.

In the second quarter of 2016, as a result of the Industrials restructuring program, a $1.5 million charge was made for the impairment of a trademark that was discontinued and included in “Impairments of other intangible assets” in the Consolidated Statements of Operations. See Note 4 “Restructuring.”

In the fourth quarter of 2016, as a result of the annual impairment test of indefinite-lived intangible assets, the Company recorded an impairment charge of $24.4 million related to indefinite-lived trademarks, including $23.2 million related to three trademarks in the Industrials segment and $1.2 million related to an indefinite-lived trademark in the Energy segment.

Note 9: Accrued Liabilities

Accrued liabilities as of December 31, 2018 and 2017 consisted of the following:

	2018	2017
Salaries, wages, and related fringe benefits	$62.9	$97.3
Restructuring	10.1	6.5
Taxes	24.3	34.5
Contract liabilities(1)	69.6	42.7
Product warranty	23.9	22.3
Accrued interest	0.3	0.8
Other	57.4	67.1
Total accrued liabilities	$248.5	$271.2
(1)	For purposes of comparability, “Advance payments on sales contracts” as of December 31, 2017 was reclassified to “Contract liabilities.” See Note 14 “Revenue from Contracts with Customers” for an explanation of the Contract liabilities account included in “Accrued liabilities” in the Consolidated Balance Sheets.

A reconciliation of the changes in the accrued product warranty liability for the years ended December 31, 2018 and 2017 are as follows.

	2018	2017
Beginning balance	$22.3	$21.7
Product warranty accruals	25.6	24.1
Settlements	(24.6)	(25.0)
Charged to other accounts(1)	0.6	1.5
Ending balance	$23.9	$22.3
(1)	Includes primarily the effects of foreign currency translation adjustments for the Company’s subsidiaries with functional currencies other than the USD and changes in the accrual related to acquisitions or divestitures of businesses.

Note 10: Debt

Debt as of December 31, 2018 and 2017 consisted of the following.

	2018	2017
Short-term borrowings	$—	$—
Long-term debt:
Revolving credit facility, due 2020	$—	$—
Receivables financing agreement, due 2020	—	—
Term loan denominated in U.S. dollars, due 2024(1)	952.6	1,282.3
Term loan denomoinated in Euros, due 2024(2)	696.5	735.9
Capitalized leases and other long-term debt	26.3	26.9
Unamortized debt issuance costs	(3.3)	(4.9)
Total long-term debt, net, including current maturities	1,672.1	2,040.2
Current maturities of long-term debt	7.9	20.9
Total long-term debt, net	$1,664.2	$2,019.3
(1)	As of December 31, 2018, the applicable interest rate was 5.27% and the weighted-average rate was 4.84% for the year ended December 31, 2018.
(2)	As of December 31, 2018, the applicable interest rate was 3.00% and the weighted-average rate was 3.00% for the year ended December 31, 2018.

Senior Secured Credit Facilities

The Company entered into a senior secured credit agreement with UBS AG, Stamford Branch, as administrative agent, and other agents and lenders party thereto (the “Senior Secured Credit Facilities”) on July 30, 2013.

The Senior Secured Credit Facilities entered into on July 30, 2013 provided senior secured financing in the equivalent of approximately $2,825.0 million, consisting of: (i) a senior secured term loan facility (the “Original Dollar Term Loan Facility”) in an aggregate principal amount of $1,900.0 million; (ii) a senior secured term loan facility (the “Original Euro Term Loan Facility,” together with the Original Dollar Term Loan Facility, the “Term Loan Facilities”) in an aggregate principal amount of €400.0 million; and (iii) a senior secured revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $400.0 million available to be drawn in U.S. dollars (“USD”), Euros (“EUR”), Great British Pounds (“GBP”) and other reasonably acceptable foreign currencies, subject to certain sublimits for the foreign currencies.

The Company entered into Amendment No. 1 to the Senior Secured Credit Facilities with UBS AG, Stamford Branch, as administrative agent, and the lenders and other parties thereto on March 4, 2016 (“Amendment No.1”) and Amendment No. 2 to the Senior Secured Credit Facilities with UBS AG, Stamford Branch, as administrative agent, and other agents, lenders and parties thereto on August 17, 2017 (“Amendment No. 2”).

Amendment No. 1 reduced the aggregate principal borrowing capacity of the Revolving Credit Facility by $40.0 million to $360.0 million, extended the term of the Revolving Credit Facility to April 30, 2020 with respect to consenting lenders and provided for customary bail-in provisions to address certain European regulatory requirements.

Amendment No. 2 refinanced the Original Dollar Term Loan Facility with a replacement $1,285.5 million senior secured U.S. dollar term loan facility (the “Dollar Term Loan Facility”) and the Original Euro Term Loan Facility with a replacement €615.0 million senior secured euro term loan facility (the “Euro Term Loan Facility”). Further the maturity for both term loan facilities was extended to July 30, 2024 and LIBOR Floor was reduced from 1.0% to 0.0%.

On July 30, 2018, the Revolving Credit Facility principal borrowing capacity decreased to $269.9 million resulting from the maturity of the tranches of the Revolving Credit Facility which were owned by lenders that elected not to modify the original Revolving Credit Facility maturity date. Any principal amounts outstanding as of April 30, 2020 will be due at that time and required to be paid in full.

The borrower of the Dollar Term Loan Facility and the Euro Term Loan Facility is Gardner Denver, Inc. Prior to the Company entering into Amendment No. 1, GD German Holdings II GmbH became an additional borrower and successor in interest to Gardner Denver Holdings GmbH & Co. KG. GD German Holdings II GmbH, GD First (UK) Limited and Gardner Denver, Inc. are the listed borrowers under the Revolving Credit Facility. The Revolving Credit Facility includes borrowing capacity available for letters of credit up to $200.0 million and for borrowings on same-day notice, referred to as swingline loans. As of December 31, 2018, the Company had $6.5 million of outstanding letters of credit under the Revolving Credit Facility and unused availability of $263.4 million.

The Senior Secured Credit Facilities provide that the Company will have the right at any time to request incremental term loans and/or revolving commitments in an aggregate principal amount of up to (i) if as of the last day of the most recently ended test period the Consolidated Senior Secured Debt to Consolidated EBITDA Ratio (as defined in the Senior Secured Credit Facilities) is equal to or less than 5.50 to 1.00, $250.0 million plus (ii) voluntary prepayments and voluntary commitment reductions of the Senior Secured Credit Facilities prior to the date of any such incurrence plus (iii) an additional amount if, after giving effect to the incurrence of such additional amount, the Company does not exceed a Consolidated Senior Secured Debt to Consolidated EBITDA Ratio of 4.50 to 1.00. The lenders under the Senior Secured Credit Facilities are not under any obligation to provide any such incremental commitments or loans, and any such addition of, or increase in commitments or loans, will be subject to certain customary conditions.

Interest Rate and Fees

Borrowings under the Dollar Term Loan Facility, the Euro Term Loan Facility and the Revolving Credit Facility bear interest at a rate equal to, at the Company’s option, either (a) the greater of LIBOR for the relevant interest period or 0.00% per annum, in each case adjusted for statutory reserve requirements, plus an applicable margin or (b) a base rate (the “Base Rate”) equal to the highest of (1) the rate of interest publicly announced by the administrative agent as its prime rate in effect at its principal office in Stamford, Connecticut, (2) the federal funds effective rate plus

0.50% and (3) LIBOR for an interest period of one month, adjusted for statutory reserve requirements, plus 1.00%, in each case, plus an applicable margin. The applicable margin for (i) the Dollar Term Loan Facility is 2.75% for LIBOR loans and 1.75% for Base Rate loans, (ii) the Revolving Credit Facility is 2.75% for LIBOR loans and 1.75% for Base Rate loans and (iii) the Euro Term Loan Facility is 3.00% for LIBOR loans.

The applicable margins under the Revolving Credit Facility may decrease based upon the Company’s achievement of certain Consolidated Senior Secured Debt to Consolidated EBITDA Ratios. In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, the Company is required to pay a commitment fee of 0.50% per annum to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee rate was reduced to 0.375% because the Company’s Consolidated Senior Secured Debt to Consolidated EBITDA Ratio is less than or equal to 3.0 to 1.0. The Company must also pay customary letter of credit fees.

Prepayments

The Senior Secured Credit Facilities require the Company to prepay outstanding term loans, subject to certain exceptions, with: (i) 50% of annual excess cash flow (as defined in the Senior Secured Credit Facilities) commencing with the fiscal year ended December 31, 2014 (which percentage will be reduced to 25% if the Company’s Secured Debt to Consolidated EBITDA Ratio (as defined in the Senior Secured Credit Facilities) is less than or equal to 3.50 to 1.00 but greater than 3.00 to 1.00, and which prepayment will not be required if the Secured Debt to Consolidated EBITDA Ratio is less than or equal to 3.00 to 1.00); (ii) 100% of the net cash proceeds of non-ordinary course asset sales or other dispositions of property, subject to reinvestment rights; and (iii) 100% of the net cash proceeds of any incurrence of debt, other than proceeds from debt permitted under the Senior Secured Credit Facilities.

The foregoing mandatory prepayments will be applied to the scheduled installments of principal of the Term Loan Facilities in direct order of maturity.

The Company may voluntarily repay outstanding loans under the Senior Secured Credit Facilities at any time without premium or penalty, subject to certain customary conditions, including reimbursements of the lenders’ redeployment costs actually incurred in the case of a prepayment of LIBOR borrowings other than on the last day of the relevant interest period.

Amortization and Final Maturity

The Dollar Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Dollar Term Loan Facility, with the balance being payable on July 30, 2024. In June 2018, September 2018 and December 2018 the Company used excess cash to repay $100.0 million, $150.0 million and $73.3 million, respectively, of principal on outstanding borrowings under the Dollar Term Loan Facility. As a result of the June 2018 prepayment, the Company is no longer subject to mandatory quarterly principal installment payments on the Dollar Term Loan Facility. The prepayments resulted in the write-off of unamortized debt issuance costs of $0.5 million for the year ended December 31, 2018, included in “Loss on Debt Extinguishment” in the Consolidated Statements of Operations.

The Euro Term Loan Facility includes repayments in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Euro Term Loan Facility, with the balance being payable on July 30, 2024.

Amendment No. 1 reduced the minimum aggregate principal amount for extension amendments to the facilities from $50.0 million to $35.0 million.

In May 2017, the Company used a portion of the proceeds from the initial public offering to repay $276.8 million principal amount of outstanding borrowings under the Original Dollar Term Loan Facility at par plus accrued and unpaid interest to the date of prepayment of $1.5 million. The prepayment resulted in the write-off of unamortized debt issuance costs of $4.3 million and unamortized discounts of $0.7 million included in “Loss on Debt Extinguishment” in the Consolidated Statements of Operations.

Guarantee and Security

All obligations of the borrowers under the Senior Secured Credit Facilities are unconditionally guaranteed by the Company and all of its material, wholly-owned U.S. restricted subsidiaries, with customary exceptions including where providing such guarantees are not permitted by law, regulation or contract or would result in adverse tax consequences.

All obligations of the borrowers under the Senior Secured Credit Facilities, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by substantially all of the assets of the borrowers and each guarantor, including but not limited to: (i) a perfected pledge of the capital stock issued by the borrowers and each subsidiary guarantor and (ii) perfected security interests in substantially all other tangible and intangible assets of the borrowers and the guarantors (subject to certain exceptions and exclusions). The obligations of the non-U.S. borrowers are secured by certain assets in jurisdictions outside of the United States.

Certain Covenants and Events of Default

The Senior Secured Credit Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Company’s ability to: incur additional indebtedness and guarantee indebtedness; create or incur liens; engage in mergers or consolidations; sell, transfer or otherwise dispose of assets; create limitations on subsidiary distributions; pay dividends and distributions or repurchase its own capital stock; and make investments, loans or advances, prepayments of junior financings, or other restricted payments. In addition, certain restricted payments constituting dividends or distributions (subject to certain exceptions) are subject to compliance with a Consolidated Total Debt to Consolidated EBITDA Ratio (as defined in the Senior Secured Credit Facilities) of 5.00 to 1.00. Investments in unrestricted subsidiaries are permitted up to an aggregate amount that does not exceed the greater of $100.0 million and 25% of Consolidated EBITDA.

The Revolving Credit Facility also requires the Company’s Consolidated Senior Secured Debt to Consolidated EBITDA Ratio to not exceed 7.50 to 1.00 for each fiscal quarter when outstanding revolving credit loans and swingline loans plus non-cash collateralized letters of credit under the Revolving Credit Facility (excluding (i) letters of credit in an aggregate amount not to exceed $80.0 million existing on the date of the closing of the Senior Secured Credit Facilities and any extensions thereof, replacement letters of credit or letters of credit issued in lieu thereof, in each case, to the extent the face amount of such letters of credit is not increased above the face amount of the letter of credit being extended, replaced or substituted and (ii) other non-cash collateralized letters of credit in an aggregate amount not to exceed $25.0 million, provided that the aggregate amount of non-cash collateralized letters of credit outstanding excluded pursuant to this provision shall not exceed $50.0 million) exceed $120.0 million.

The Senior Secured Credit Facilities also contain certain customary affirmative covenants and events of default, including a change of control.

On December 13, 2018, the Company entered into Amendment No. 3 to the Senior Secured Credit Agreement dated as of July 30, 2013 (as amended by Amendment No. 1 to the Senior Secured Credit Agreement, dated as of March 4, 2016, and Amendment No. 2 to the Senior Secured Credit Agreement, dated as of August 17, 2017). Amendment No. 3 amended the definition of “change of control” to (i) remove the requirement that certain specified equity holders maintain a minimum ownership level of the outstanding voting stock of the Company, (ii) increase the threshold at which the acquisition of ownership by a person, entity or group of other equity holders constitutes a “change of control” from 35% of the outstanding voting stock of the Company to 50% of the outstanding voting stock of the Company and (iii) make certain other corresponding technical changes and updates.

Receivables Financing Agreement

In May 2016, the Company entered into the Receivables Financing Agreement, providing for aggregated borrowing of up to $75.0 million governed by a borrowing base. The Receivables Financing Agreement provides for a lower cost alternative for the issuance of letters of credit with the remaining unused capacity providing additional liquidity. On June 30, 2017, the Company signed the first amendment of the Receivables Financing Agreement which increased the aggregated borrowing capacity by $50.0 million to $125.0 million governed by a borrowing base and extended the term to June 30, 2020. The Receivables Financing Agreement terminates on June 30, 2020, unless terminated earlier pursuant to its terms. As of December 31, 2018, the Company had no outstanding borrowings under the Receivables Financing Agreement and $26.8 million of letters of credit outstanding. As of December 31, 2018 there was $83.3 million of capacity available under the Receivables Financing Agreement.

Borrowings under the Receivables Financing Agreement accrue interest at a reserve-adjusted LIBOR or a base rate, plus 1.6%. Letters of credit accrue interest at 1.6%. The Company may prepay borrowings or letters of credit or draw on the Receivables Financing Agreement upon one business day prior written notice and may terminate the Receivables Financing Agreement with 15 days’ prior written notice.

As part of the Receivables Financing Agreement, eligible accounts receivable of certain of the Company’s subsidiaries are sold to a wholly owned “bankruptcy remote” special purpose vehicle (“SPV”). The SPV pledges the receivables as security for loans and letters of credit. The SPV is included in the Company’s consolidated financial statements and therefore, the accounts receivable owned by it are included in the Company’s Consolidated Balance Sheets. However, the accounts receivable owned by the SPV are separate and distinct from the Company’s other assets and are not available to the Company’s other creditors should the Company become insolvent.

The Receivables Financing Agreement contains various customary representations and warranties and covenants, and default provisions which provide for the termination and acceleration of the commitments and loans under the agreement in circumstances including, but not limited to, failure to make payments when due, breach of representations, warranties or covenants, certain insolvency events or failure to maintain the security interest in the trade receivables, a change in control and defaults under other material indebtedness.

Senior Notes

In May 2017, the Company used a portion of the proceeds from the initial public offering to redeem all $575.0 million aggregate principal amount of its Senior Notes at a price of 105.156% of the principal amount redeemed, equal to $604.6 million, plus accrued and unpaid interest to the date of redemption of $10.2 million. The redemption of the Senior Notes resulted in the write-off of unamortized debt issuance costs of $15.8 million which was included in “Loss on Debt Extinguishment” in the Consolidated Statements of Operations. The premium paid on the Senior Notes, $29.7 million, was included in “Loss on Debt Extinguishment” in the Consolidated Statements of Operations.

Total Debt Maturities

Total debt maturities for the five years subsequent to December 31, 2018 and thereafter are approximately $6.9 million, $7.4 million, $7.7 million, $7.8 million, $8.0 million and $1,634.3 million, respectively.

Operating Lease Commitments

The annual rental payments for operating leases were $31.7 million, $30.8 million, and $32.3 million in 2018, 2017 and 2016, respectively. Future minimum rental payments for operating leases for the five years subsequent to December 31, 2018 and thereafter are approximately $25.8 million, $19.5 million, $13.9 million, $7.7 million, $5.4 million and $9.4 million, respectively.

Note 11: Benefit Plans

Pension and Postretirement Benefit Plans

The Company sponsors a number of pension and postretirement plans worldwide. Pension plan benefits are provided to employees under defined benefit pay-related and service-related plans, which are non-contributory in nature. The Company’s funding policy for the U.S. defined benefit pension plans is to contribute at least the minimum required contribution required by Employee Retirement Income Security Act (“ERISA”), as amended by the Pension Protection Act of 2016 (as amended by MAP-21, HAFTA, and BBA 15). The Company intends to make additional contributions, as necessary, to prevent benefit restrictions in the plans. The Company’s annual contributions to the non-U.S. pension plans are consistent with the requirements of applicable local laws.

The Company also provides postretirement healthcare and life insurance benefits in the United States and South Africa to a limited group of current and retired employees. All of the Company’s postretirement benefit plans are unfunded.

The following table provides a reconciliation of the changes in the benefit obligations (the projected benefit obligation in the case of the pension plans and the accumulated postretirement benefit obligation in the case of the other postretirement plans) and in the fair value of the plan assets for the periods described below.

	Pension Benefits
	U.S. Plans		Non-U.S. Plans		Other Postretirement Benefits
	2018	2017	2018	2017	2018	2017
Reconciliation of Benefit Obligations:
Beginning balance	$59.7	$59.7	$335.9	$323.7	$3.4	$3.2
Service cost	—	—	1.8	1.9	—	—
Interest cost	2.1	2.3	7.5	7.8	0.1	0.1
Plan amendments	—	—	3.6	—	—	—
Actuarial (gains) losses	0.4	2.0	(16.8)	(22.5)	(0.1)	0.2
Benefit payments	(2.9)	(2.8)	(10.2)	(9.1)	(0.2)	(0.2)
Plan settlements	(1.9)	(1.5)	—	—	—	—
Effect of foreign currency exchange rate changes	—	—	(16.9)	34.1	(0.1)	0.1
Benefit obligations ending balance	$57.4	$59.7	$304.9	$335.9	$3.1	$3.4
Reconciliation of Fair Value of Plan Assets:
Beginning balance	$63.1	$59.3	$238.7	$202.9
Actual return on plan assets	(0.7)	8.0	(8.1)	17.9
Employer contributions	0.1	0.1	4.2	5.7
Plan settlements	(1.9)	(1.5)	—	—
Benefit payments	(2.9)	(2.8)	(10.2)	(9.1)
Effect of foreign currency exchange rate changes	—	—	(12.4)	21.3
Fair value of plan assets ending balance	$57.7	$63.1	$212.2	$238.7
Funded Status as of Period End	$0.3	$3.4	$(92.7)	$(97.2)	$(3.1)	$(3.4)

Amounts recognized as a component of accumulated other comprehensive (loss) income as of December 31, 2018 and 2017 that have not been recognized as a component of net periodic benefit cost are presented in the following table.

	U.S. Pension Plans		Non-U.S. Pension Plans		Other Postretirement Benefits
	2018	2017	2018	2017	2018	2017
Net actuarial losses (gains)	$6.7	$0.9	$48.9	$50.5	$(0.2)	$(0.1)
Prior service cost	—	—	3.5	—	—	—
Amounts included in accumulated other comprehensive (loss) income	$6.7	$0.9	$52.4	$50.5	$(0.2)	$(0.1)

For defined benefit pension plans, the Company estimates that $2.2 million of net losses and $0.1 million of prior service costs will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost during the year ending December 31, 2019. For other postretirement benefit plans, the Company estimates no net losses and prior service costs will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost during the year ending December 31, 2019.

Pension and other postretirement benefit liabilities and assets are included in the following captions in the Consolidated Balance Sheets as of December 31, 2018 and 2017.

	2018	2017
Other assets	$1.4	$4.6
Accrued liabilities	(2.1)	(2.0)
Pension and other postretirement benefits	(94.8)	(99.8)

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2018 and 2017.

	U.S. Pension Plans		Non-U.S. Pension Plans
	2018	2017	2018	2017
Projected benefit obligations	$1.0	$0.1	$291.7	$323.0
Accumulated benefit obligation	$1.0	$0.1	$288.1	$318.9
Fair value of plan assets	$—	$—	$201.2	$228.2

The accumulated benefit obligation for all U.S. defined benefit pension plans was $57.4 million and $58.6 million as of December 31, 2018 and 2017, respectively. The accumulated benefit obligation for all non-U.S. defined benefit pension plans was $299.1 million and $329.4 million as of December 31, 2018 and 2017, respectively.

The following tables provide the components of net periodic benefit cost (income) and other amounts recognized in other comprehensive (loss) income, before income tax effects, for the years ended December 31, 2018, 2017 and 2016.

	U.S. Pension Plans
	2018	2017	2016
Net Periodic Benefit Income:
Service cost	$—	$—	$—
Interest cost	2.1	2.3	2.5
Expected return on plan assets	(4.7)	(4.4)	(4.4)
Amortization of prior-service cost	—	—	—
Amortization of net actuarial loss	—	—	—
Net periodic benefit income	(2.6)	(2.1)	(1.9)
Loss due to settlement	—	—	0.1
Total net periodic benefit income recognized	$(2.6)	$(2.1)	$(1.8)
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive (Loss) Income:
Net actuarial loss (gain)	$5.8	$(1.5)	$(3.9)
Amortization of net actuarial loss	—	—	(0.1)
Prior service cost	—	—	—
Amortization of prior service cost	—	—	—
Effect of foreign currency exchange rate changes	—	—	—
Total recognized in other comprehensive (loss) income	$5.8	$(1.5)	$(4.0)
Total recognized in net periodic benefit income and other comprehensive (loss) income	$3.2	$(3.6)	$(5.8)
	Non-U.S. Pension Plans
	2018	2017	2016
Net Periodic Benefit (Income) Cost:
Service cost	$1.8	$1.9	$1.6
Interest cost	7.5	7.8	8.8
Expected return on plan assets	(11.6)	(10.4)	(10.8)
Amortization of prior-service cost	—	—	—
Amortization of net actuarial loss	1.8	5.0	2.8
Net periodic benefit (income) cost	$(0.5)	$4.3	$2.4
Loss due to curtailments	—	—	—
Total net periodic benefit (income) cost recognized	$(0.5)	$4.3	$2.4

	Non-U.S. Pension Plans
	2018	2017	2016
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive (Loss) Income:
Net actuarial (gain) loss	$2.9	$(29.9)	$29.5
Amortization of net actuarial loss	(1.8)	(5.0)	(2.8)
Prior service cost	3.7	—	—
Amortization of prior service cost	—	—	(0.1)
Effect of foreign currency exchange rate changes	(2.8)	6.5	(8.3)
Total recognized in other comprehensive (loss) income	$2.0	$(28.4)	$18.3
Total recognized in net periodic benefit cost (income) and other comprehensive (loss) income	$1.5	$(24.1)	$20.7
	Other Postretirement Benefits
	2018	2017	2016
Net Periodic Benefit Cost:
Service cost	$—	$—	$—
Interest cost	0.1	0.1	0.2
Expected return on plan assets	—	—	—
Amortization of prior-service cost	—	—	—
Amortization of net actuarial loss	—	—	—
Net periodic benefit cost	$0.1	$0.1	$0.2
Loss due to curtailments or settlements	—	—	—
Total net periodic benefit cost recognized	$0.1	$0.1	$0.2
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive (Loss) Income:
Net actuarial loss (gain)	$(0.1)	$0.2	$—
Amortization of net actuarial loss	—	—	—
Prior service cost	—	—	—
Amortization of prior service cost	—	—	—
Effect of foreign currency exchange rate changes	0.1	—	—
Total recognized in other comprehensive (loss) income	$—	$0.2	$—
Total recognized in net periodic benefit cost and other comprehensive (loss) income	$0.1	$0.3	$0.2

The discount rate selected to measure the present value of the Company’s benefit obligations was derived by examining the rates of high-quality, fixed income securities whose cash flows or duration match the timing and amount of expected benefit payments under a plan. The Company selects the expected long-term rate of return on plan assets in consultation with the plans’ actuaries. This rate is intended to reflect the expected average rate of earnings on the funds invested or to be invested to provide plan benefits and the Company’s most recent plan assets target allocations. The plans are assumed to continue in force for as long as the assets are expected to be invested. In estimating the expected long-term rate of return on plan assets, appropriate consideration is given to historical performance of the major asset classes held or anticipated to be held by the plans and to current forecasts of future rates of return for those asset classes. Because assets are held in qualified trusts, expected returns are not adjusted for taxes.

The following weighted-average actuarial assumptions were used to determine net periodic benefit cost (income) for the years ended December 31, 2018, 2017 and 2016.

	Pension Benefits - U.S. Plans
	2018	2017	2016
Discount rate	3.6%	4.0%	4.1%
Expected long-term rate of return on plan assets	7.75%	7.75%	7.75%
	Pension Benefits - Non-U.S. Plans
	2018	2017	2016
Discount rate	2.3%	2.3%	3.3%
Expected long-term rate of return on plan assets	5.0%	5.0%	6.2%
Rate of compensation increases	2.8%	2.8%	2.9%
	Other Postretirement Benefits
	2018	2017	2016
Discount rate	4.4%	4.7%	4.7%

The following weighted-average actuarial assumptions were used to determine benefit obligations for the years ended December 31, 2018 and 2017:

	Pension Benefits - U.S. Plans
	2018	2017
Discount rate	4.0%	3.6%
	Pension Benefits - Non-U.S. Plans
	2018	2017
Discount rate	2.6%	2.3%
Rate of compensation increases	2.8%	2.8%
	Other Postretirement Benefits
	2018	2017
Discount rate	4.7%	4.4%

The following actuarial assumptions were used to determine other postretirement benefit plans costs and obligations for the years ended December 31, 2018, 2017 and 2016.

	Other Postretirement Benefits
	2018	2017	2016
Healthcare cost trend rate assumed for next year	7.9%	8.4%	8.7%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	7.9%	8.4%	8.7%
Year that the date reaches the ultimate trend rate	2020	2019	2018

A one-percentage-point increase or decrease in assumed healthcare cost trend rates as of December 31, 2018 would have less than a $0.1 million impact on total service and interest cost components of net periodic benefit costs and less than a $0.1 million impact on the postretirement benefit obligation.

The following table reflects the estimated benefit payments for the next five years and for the years 2024 through 2028. The estimated benefit payments for the non-U.S. pension plans were calculated using foreign exchange rates as of December 31, 2018.

	Pension Benefits		Other Postretirement Benefits
	U.S. Plans	Non-U.S. Plans
2019	$5.5	$10.0	$0.3
2020	$4.7	$10.2	$0.3
2021	$5.1	$11.1	$0.3
2022	$4.6	$11.1	$0.2
2023	$4.7	$12.0	$0.2
Aggregate 2024-2028	$19.0	$66.4	$1.0

In 2019, the Company expects to contribute approximately $0.1 million to the U.S. pension plans, approximately $4.7 million to the non-U.S. pension plans, and $0.3 million to the other postretirement benefit plans.

Plan Asset Investment Strategy

The Company’s overall investment strategy and objectives for its pension plan assets is to (i) meet current and future benefit payment needs through diversification across asset classes, investing strategies and investment managers to achieve an optimal balance between risk and return and between income and growth of assets through capital appreciation, (ii) secure participant retirement benefits, (iii) minimize reliance on contributions as a source of benefit security, and (iv) maintain sufficient liquidity to pay benefit obligations and proper expenses. The composition of the actual investments in various securities changes over time based on short and long-term investment opportunities. None of the plan assets of Gardner Denver’s defined benefit plans are invested in the Company’s common stock. The Company uses both active and passive investment strategies.

In 2018, the Company modified its investment strategy for the U.S. pension plans to a liabilities driven investment strategy to reduce the impact of market fluctuations by matching the pension plan assets to the present value of the future liabilities.

Plan Asset Risk Management

The target financial objectives for the pension plans are established in conjunction with periodic comprehensive reviews of each plan’s liability structure. The Company’s asset allocation policy is based on detailed asset and liability model (“ALM”) analyses. A formal ALM study of each major plan is undertaken every 2-5 years or whenever there has been a material change in plan demographics, benefit structure, or funded status. In order to determine the recommended asset allocation, the advisors model varying return and risk levels for different theoretical portfolios, using a relative measure of excess return over treasury bills, divided by the standard deviation of the return (the “Sharpe Ratio”). The Sharpe Ratio for different portfolio options was used to compare each portfolio’s potential return, on a risk-adjusted basis. The Company selected a recommended portfolio that achieved the targeted composite return with the least amount of risk.

The Company’s primary pension plans are in the U.S. and UK which together comprise approximately 73% of the total benefit obligations and 89% of total plan assets as of December 31, 2018. The following table presents the long-term target allocations for these two plans as of December 31, 2018.

	U.S. Plan	UK Plan
Asset category:
Cash and cash equivalents	0%	0%
Equity	0%	50%
Fixed income	100%	30%
Real estate and other	0%	20%
Total	100%	100%

Fair Value Measurements

The following tables present the fair values of the Company’s pension plan assets as of December 31, 2018 and 2017 by asset category within the ASC 820 hierarchy (as defined in Note 18 “Fair Value Measurements”).

	December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Investments Measured at NAV(5)	Total
Asset Category
Cash and cash equivalents(1)	$1.3	$—	$—	$—	$1.3
Equity funds:
U.S. large-cap	—	11.1	—	—	11.1
International equity(2)	18.2	45.2	—	48.3	111.7
Total equity funds	18.2	56.3	—	48.3	122.8
Fixed income funds:
Corporate bonds - international	—	18.9	—	—	18.9
UK index-linked gilts	—	33.0	—	—	33.0
U.S. fixed income - intermediate duration	—	—	—	34.8	34.8
U.S. fixed income - long corporate	—	—	—	23.0	23.0
Total fixed income funds	—	51.9	—	57.8	109.7
Other types of investments:
International real estate(3)	—	19.9	—	—	19.9
Other(4)	—	—	16.2	—	16.2
Total	$19.5	$128.1	$16.2	$106.1	$269.9
	December 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Investments Measured at NAV(5)	Total
Asset Category
Cash and cash equivalents(1)	$2.3	$—	$—	$—	$2.3
Equity funds:
U.S. large-cap	—	12.6	—	19.5	32.1
U.S. mid-cap and small-cap	—	—	—	3.1	3.1
International equity(2)	19.3	71.9	—	49.7	140.9
Total equity funds	19.3	84.5	—	72.3	176.1
Fixed income funds:
Corporate bonds - domestic	—	—	—	13.2	13.2
Corporate bonds - international	—	20.9	—	—	20.9
UK index-linked gilts	—	35.7	—	—	35.7
Diversified domestic securities	—	—	—	10.1	10.1
Total fixed income funds	—	56.6	—	23.3	79.9
Other types of investments:
U.S. real estate(3)	—	—	—	6.4	6.4
International real estate(3)	—	20.8	—	—	20.8
Other(4)	—	—	16.3	—	16.3
Total	$21.6	$161.9	$16.3	$102.0	$301.8
(1)	Cash and cash equivalents consist of traditional domestic and foreign highly liquid short-term securities with the goal of providing liquidity and preservation of capital while maximizing return on assets.

(2)	The International category consists of investment funds focused on companies operating in developed and emerging markets outside of the U.S. These investments target broad diversification across large and mid/small-cap companies and economic sectors.
(3)	U.S. and International real estate consists primarily of equity and debt investments made, directly or indirectly, in various interests in unimproved and improved real properties.
(4)	Other investments consist of insurance and reinsurance contracts securing the retirement benefits. The fair value of these contracts was calculated at the discount value of premiums paid by the Company, less expenses charged by the insurance providers. The insurance providers with which the Company has placed these contracts are well-known financial institutions with an established history of providing insurance services.
(5)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.

Defined Contribution Plans

The Company also sponsors defined contribution plans at various locations throughout the world. Benefits are determined and funded regularly based on terms of the plans or as stipulated in a collective bargaining agreement. The Company’s full-time salaried and hourly employees in the U.S. are eligible to participate in Company-sponsored defined contribution savings plans, which are qualified plans under the requirements of Section 401(k) of the Internal Revenue Code. The Company’s contributions to the savings plans are in the form of cash. The Company’s total contributions to all worldwide defined contribution plans for the years ended December 31, 2018, 2017, and 2016 were $15.9 million, $13.7 million and $12.8 million, respectively.

Other Benefit Plans

The Company offers a long-term service award program for qualified employees at certain of its non-U.S. locations. Under this program, qualified employees receive a service gratuity (“Jubilee”) payment once they have achieved a certain number of years of service. The Company’s actuarially calculated obligation equaled $4.1 million and $3.9 million as of December 31, 2018 and 2017, respectively.

There are various other employment contracts, deferred compensation arrangements, covenants not to compete, and change in control agreements with certain employees and former employees. The liabilities associated with such arrangements are not material to the Company’s consolidated financial statements.

Note 12: Stockholders’ Equity

As of December 31, 2018 and 2017, 1,000,000,000 shares of voting common stock were authorized. Shares of common stock outstanding were 198,169,855 and 196,217,971 as of December 31, 2018 and 2017, respectively. The Company is governed by the General Corporation Law of the State of Delaware. All authorized shares of voting common stock have a par value of $0.01. Shares of common stock reacquired are considered issued and reported as Treasury shares.

Note 13: Accumulated Other Comprehensive (Loss) Income

The Company’s other comprehensive (loss) income consists of (i) unrealized foreign currency net gains and losses on the translation of the assets and liabilities of its foreign operations; (ii) realized and unrealized foreign currency gains and losses on intercompany notes of a long-term nature and certain hedges of net investments in foreign operations, net of income taxes; (iii) unrealized gains and losses on cash flow hedges (consisting of interest rate swaps), net of income taxes; and (iv) pension and other postretirement prior service cost and actuarial gains or losses, net of income taxes. See Note 11 “Benefit Plans” and Note 17 “Hedging Activities, Derivative Instruments and Credit Risk.”

The before tax (loss) income and related income tax effect are as follows.

	Foreign Currency Translation Adjustments, Net	Unrealized (Losses) Gains on Cash Flow Hedges	Pension and Postretirement Benefit Plans	Accumulated Other Comprehensive Income
Balance as of December 31, 2015	$(173.0)	$(41.3)	$(51.3)	$(265.6)
Before tax loss	(55.2)	(1.5)	(14.3)	(71.0)
Income tax effect	(7.4)	0.6	1.0	(5.8)
Other comprehensive loss	(62.6)	(0.9)	(13.3)	(76.8)
Balance as of December 31, 2016	$(235.6)	$(42.2)	$(64.6)	$(342.4)
Before tax income	74.8	20.0	29.8	124.6
Income tax effect	31.2	(7.6)	(5.6)	18.0
Other comprehensive income	106.0	12.4	24.2	142.6
Balance as of December 31, 2017	$(129.6)	$(29.8)	$(40.4)	$(199.8)
Before tax (loss) income	(54.3)	25.3	(7.7)	(36.7)
Income tax effect	(6.7)	(7.2)	3.1	(10.8)
Other comprehensive (loss) income	(61.0)	18.1	(4.6)	(47.5)
Cumulative effect adjustment upon adoption of new accounting standard (ASU 2017-12)	—	0.3	—	0.3
Balance as of December 31, 2018	(190.6)	(11.4)	(45.0)	(247.0)

Changes in accumulated other comprehensive (loss) income by component for the periods described below are presented in the following table(1).

	Foreign Currency Translation Adjustments, Net	Unrealized (Losses) Gains on Cash Flow Hedges	Pension and Postretirement Benefit Plans	Total
Balance as of December 31, 2015	$(173.0)	$(41.3)	$(51.3)	$(265.6)
Other comprehensive loss before reclassifications	(62.6)	(8.1)	(15.2)	(85.9)
Amounts reclassified from accumulated other comprehensive (loss) income	—	7.2	1.9	9.1
Other comprehensive loss	(62.6)	$(0.9)	(13.3)	(76.8)
Balance as of December 31, 2016	$(235.6)	$(42.2)	$(64.6)	$(342.4)
Other comprehensive income before reclassifications	106.0	0.9	21.1	128.0
Amounts reclassified from accumulated other comprehensive (loss) income	—	11.5	3.1	14.6
Other comprehensive income	106.0	12.4	24.2	142.6
Balance as of December 31, 2017	$(129.6)	$(29.8)	$(40.4)	$(199.8)
Other comprehensive (loss) income before reclassifications	(61.0)	6.6	(6.0)	(60.4)
Amounts reclassified from accumulated other comprehensive (loss) income	—	11.5	1.4	12.9
Other comprehensive (loss) income	(61.0)	18.1	(4.6)	(47.5)
Cumulative effect adjustment upon adoption of new accounting standard (ASU 2017-12)	—	0.3	—	0.3
Balance as of December 31, 2018	$(190.6)	$(11.4)	$(45.0)	$(247.0)
(1)	All amounts are net of tax. Amounts in parentheses indicate debits.

Reclassifications out of accumulated other comprehensive (loss) income for the years ended December 31, 2018 and 2017 are presented in the following table.

Amount Reclassified from Accumulated Other Comprehensive (Loss) Income
Details about Accumulated Other Comprehensive Income Components	2018	2017	2016	Affected Line in the Statement Where Net Income is Presented
Loss on cash flow hedges Interest rate swaps	$15.1	$18.5	$11.6	Interest expense
	15.1	18.5	11.6	Total before tax
	(3.6)	(7.0)	(4.4)	Income tax benefit
	$11.5	$11.5	$7.2	Net of tax
Amortization of defined benefit pension and other postretirement benefit items	$1.8	$5.0	$3.0	(1)
	1.8	5.0	3.0	Total before tax
	(0.4)	(1.9)	(1.1)	Income tax benefit
	$1.4	$3.1	$1.9	Net of tax
Total reclassifications for the period	$12.9	$14.6	$9.1	Net of tax
(1)	These components are included in the computation of net periodic benefit cost (see Note 11 “Benefit Plans” for additional details).

Note 14: Revenue from Contracts with Customers

Overview

The Company adopted ASC 606 on January 1, 2018 using the modified retrospective method. See Note 2 “New Accounting Standards” for further discussion of the adoption.

The Company recognizes revenue when control is transferred to the customer. The amount of revenue recognized includes adjustments for any variable consideration, such as rebates, sales discounts, liquidated damages, etc., which are included in the transaction price, and allocated to each performance obligation. The variable consideration is estimated throughout the course of the contract using the Company’s best estimates. Judgments impacting variable consideration related to material rebate and sales discount programs, and significant contracts containing liquidated damage clauses are governed by management review processes.

The majority of the Company’s revenues are derived from short duration contracts and revenue is recognized at a single point in time when control is transferred to the customer, generally at shipment or when delivery has occurred or services have been rendered.

The Company has certain long duration engineered to order (“ETO”) contracts that require highly engineered solutions designed to customer specific applications. For contracts where the contractual deliverables have no alternative use and the contract termination clauses provide for the recovery of cost plus a reasonable margin, revenue is recognized over time based on the Company’s progress in satisfying the contractual performance obligations, generally measured as the ratio of actual costs incurred to date to the estimated total costs to complete the contract. For contracts with termination provisions that do not provide for recovery of cost and a reasonable margin, revenue is recognized at a point in time, generally at shipment or delivery to the customer. Identification of performance obligations, determination of alternative use, assessment of contractual language regarding termination provisions, and estimation of total project costs are all significant judgments required in the application of ASC 606.

Contractual specifications and requirements may be modified. The Company considers contract modifications to exist when the modification either creates new or changes the existing enforceable rights and obligations. In the event a contract modification is for goods or services that are not distinct in the contract, and therefore, form part of a single performance obligation that is partially satisfied as of the modification date, the effect of the contract modification on the transaction price and the Company’s measure of progress for the performance obligation to which it relates, is recognized on a cumulative catch-up basis.

Taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. Sales commissions are due at the earlier of collection of payment from customers or recognition of revenue. Applying the practical expedient from ASC 340-40-25-4, the Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. These costs are included in “Selling and administrative expenses” in the Consolidated Statements of Operations.

Disaggregation of Revenue

The following table provides disaggregated revenue by reportable segment for the year ended December 31, 2018.

	Industrials	Energy	Medical	Total
Primary Geographic Markets
United States	$371.8	$706.2	$107.9	$1,185.9
Other Americas	82.8	119.1	2.3	204.2
Total Americas	$454.6	$825.3	$110.2	$1,390.1
EMEA	646.3	179.3	108.1	933.7
Asia Pacific	202.4	116.5	47.1	366.0
Total	$1,303.3	$1,121.1	$265.4	$2,689.8

Product Categories
Original equipment(1)	$893.0	$486.4	$256.6	$1,636.0
Aftermarket(2)	410.3	634.7	8.8	1,053.8
Total	$1,303.3	$1,121.1	$265.4	$2,689.8

Pattern of Revenue Recognition
Revenue recognized at point in time(3)	$1,256.2	$1,058.9	$265.4	$2,580.5
Revenue recognized over time(4)	47.1	62.2	—	109.3
Total	$1,303.3	$1,121.1	$265.4	$2,689.8
(1)	Revenues from sales of capital equipment within the Industrials and Energy Segments and sales of components to original equipment manufacturers in the Medical Segment.
(2)	Revenues from sales of spare parts, accessories, other components and services in support of maintaining customer owned, installed base of the Company’s original equipment. Service revenue represents less than 10% of consolidated revenue.
(3)	Revenues from short and long duration product and service contracts recognized at a point in time when control is transferred to the customer generally when product delivery has occurred and services have been rendered.
(4)	Revenues primarily from long duration ETO product contracts and certain contracts for the delivery of a significant volume of substantially similar products recognized over time as contractual performance obligations are completed.

Performance Obligations

The majority of the Company’s contracts have a single performance obligation as the promise to transfer goods and/or services. For contracts with multiple performance obligations, the Company utilizes observable prices to determine standalone selling price or cost plus margin if a standalone price is not available. The Company has elected to expense shipping and handling costs as incurred.

The Company’s primary performance obligations include delivering standard or configured to order (“CTO”) goods to customers, designing and manufacturing a broad range of equipment customized to a customer’s specifications in ETO arrangements, rendering of services (maintenance and repair contracts) and certain extended or service type warranties. For incidental items that are immaterial in the context of the contract, costs are expensed as incurred or accrued at delivery.

As of December 31, 2018, for contracts with an original duration greater than one year, the Company expects to recognize revenue in the future related to unsatisfied (or partially satisfied) performance obligations of $198.9 million in the next twelve months and $35.8 million in periods thereafter. The performance obligations that are unsatisfied (or partially satisfied) are primarily related to orders for goods or services that were placed prior to the end of the reporting period and have not been delivered to the customer, on-going work on ETO contracts where revenue is recognized over time, and service contracts with an original duration greater than one year.

Contract Balances

The following table provides the contract balances as of December 31, 2018 and December 31, 2017 presented in the Consolidated Balance Sheets.

	December 31, 2018	December 31, 2017
Accounts receivable	$525.4	$536.3
Contract assets	19.6	—
Contract liabilities	69.6	42.7

Accounts receivable – Amounts due where the Company’s right to receive cash is unconditional.

Contract assets – The Company’s rights to consideration for the satisfaction of performance obligations subject to constraints apart from timing. Contract assets are transferred to receivables when the right to collect consideration becomes unconditional. Contract assets are presented net of progress billings and related advances from customers.

Contract liabilities – Advance payments received from customers for contracts for which revenue is not yet recognized. The increase in the contract liabilities account as of December 31, 2018 from December 31, 2017 was primarily due to the acquisition of Runtech of $29.0 million. Contract liability balances are generally recognized in revenue within twelve months.

Contract assets and liabilities are reported on the Consolidated Balance Sheets on a contract-by-contract basis at the end of each reporting period. Contract assets and liabilities are presented net on a contract level, where required.

Payments from customers are generally due 30-60 days after invoicing. Invoicing for sales of standard products generally coincides with shipment or delivery of goods. Invoicing for CTO and ETO contracts typically follows a schedule for billing at contractual milestones. Payment milestones normally include down payments upon the contract signing, completion of product design, completion of customer’s preliminary inspection, shipment or delivery, completion of installation, and customer’s on-site inspection. The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets) and customer advances and deposits (contract liabilities) on the Consolidated Balance Sheets.

The Company has elected the practical expedient from ASC 606-10-32-18 and does not adjust the transaction price for the effects of a financing component if, at contract inception, the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

Note 15: Income Taxes

Income (loss) before income taxes for the years ended December 31, 2018, 2017 and 2016 consisted of the following.

	2018	2017	2016
U.S.	$169.0	$(145.8)	$(149.4)
Non-U.S.	180.5	33.1	86.2
Income (loss) before income taxes	$349.5	$(112.7)	$(63.2)

The following table details the components of the provision (benefit) for income taxes for the years ended December 31, 2018, 2017 and 2016.

	2018	2017	2016
Current:
U.S. federal	$25.6	$64.0	$(6.6)
U.S. state and local	1.5	3.0	1.3
Non-U.S.	47.8	49.8	57.8
Deferred:
U.S. federal	14.4	(217.5)	(61.4)
U.S. state and local	(0.7)	—	(3.4)
Non-U.S.	(8.5)	(30.5)	(19.6)
Provision (benefit) for income taxes	$80.1	$(131.2)	$(31.9)

The U.S. federal corporate statutory rate is reconciled to the Company’s effective income tax rate for the years ended December 31, 2018, 2017 and 2016 as follows.

	2018	2017	2016
U.S. federal corporate statutory rate	21.0%	35.0%	35.0%
State and local taxes, less federal tax benefit	0.3	3.1	4.0
U.S. deferred change due to U.S. tax law change	4.3	79.5	—
Net effects of foreign tax rate differential	2.2	6.2	19.9
Sale of subsidiary	0.3	(4.6)	(17.1)
Repatriation cost	(0.5)	3.8	4.4
U.S. transition tax toll charge net of FTC	(3.7)	(56.2)	—
Global Intangible Low-Tax Income (“GILTI”)	3.4	—	—
ASC 740-30 (formerly APB 23)	(1.0)	61.2	26.3
Valuation allowance changes	(1.2)	(1.1)	(15.9)
Impairment of other intangible assets	—	—	(0.6)
Uncertain tax positions	0.1	1.9	(7.0)
Nondeductible equity compensation	(3.0)	(9.2)	—
Nondeductible foreign interest expense	1.7	(3.0)	—
Other, net	(1.0)	(0.3)	1.5
Effective income tax rate	22.9%	116.3	50.5%

The principal items that gave rise to deferred income tax assets and liabilities as of December 31, 2018 and 2017 are as follows.

	2018	2017
Deferred Tax Assets:
Reserves and accruals	$51.0	$62.4
Postretirement benefits other than pensions	0.7	0.7
Postretirement benefits - pensions	16.9	15.6
Tax loss carryforwards	22.7	41.8
Foreign tax credit carryforwards	53.3	29.8
Other	8.4	19.4
Total deferred tax assets	153.0	169.7
Valuation allowance	(72.5)	(47.9)
Deferred Tax Liabilities:
LIFO inventory	(9.3)	(9.3)
Property, plant and equipment	(19.2)	(21.0)
Intangibles	(304.8)	(322.2)
Unremitted foreign earnings	(5.6)	(9.3)
Other	(5.8)	3.5
Total deferred tax liabilities	(344.7)	(358.3)
Net deferred income tax liability	$(264.2)	$(236.5)

The Company believes that it is more likely than not that it will realize its deferred tax assets through the reduction of future taxable income, other than for the deferred tax assets reflected below. Tax attributes and related valuation allowances as of December 31, 2018 were as follows.

	Tax Benefit	Valuation Allowance	Carryforward Period Ends
Tax Attributes to be Carried Forward
U.S. federal net operating loss	$0.1	$—	Unlimited
U.S. federal net operating loss	2.2	(2.1)	2029-2037
U.S. federal capital loss	6.8	(6.8)	2021
U.S. federal tax credit	53.3	(53.3)	2023-2037
U.S. state and local net operating losses	1.8	—	2018-2037
U.S. state and local tax credit	0.4	(0.1)	2018-2037
Non U.S. net operating losses	7.8	(6.6)	Unlimited
Non U.S. capital losses	0.5	(0.4)	Unlimited
Non U.S. alternative minimum tax credit	0.1	—	2026
Other deferred tax assets	6.0	(3.2)	Unlimited
Total tax carryforwards	$79.0	$(72.5)

A reconciliation of the changes in the valuation allowance for deferred tax assets for the years ended December 31, 2018, 2017 and 2016 are as follows.

	2018	2017	2016
Valuation allowance for deferred tax assets at beginning of the period	$47.9	$33.6	$23.8
Revaluation and change due to U.S. Tax Reform	23.4	10.7	—
Charged to tax expense	(4.2)	3.1	12.5
Charged to other accounts	(1.3)	1.6	(0.1)
Deductions(1)	6.7	(1.1)	(2.6)
Valuation allowance for deferred tax assets at end of the period	$72.5	$47.9	$33.6
(1)	Deductions relate to the realization of net operating losses or the removal of deferred tax assets.

Total unrecognized tax benefits were $11.5 million, $12.6 million and $6.8 million for the years ended December 31, 2018, 2017 and 2016, respectively. The net decrease in this balance primarily relates to $0.5 million in lapse of statute of limitations and $0.6 million in changes due to currency fluctuations. Included in total unrecognized benefits as of December 31, 2018 is $11.5 million of unrecognized tax benefits that would affect the Company’s effective tax rate if recognized, of which $0.7 million would be offset by a reduction of a corresponding deferred tax asset. The balance of total unrecognized tax benefits is not expected to significantly increase or decrease within the next twelve months. Below is a tabular reconciliation of the changes in total unrecognized tax benefits during the years ended December 31, 2018, 2017 and 2016.

	2018	2017	2016
Beginning balance	$12.6	$6.8	$4.8
Gross increases for tax positions of prior years	—	11.2	3.1
Gross decreases for tax positions of prior years	—	—	—
Gross increases for tax positions of current year	—	0.6	—
Settlements	—	(6.2)	(0.4)
Lapse of statute of limitations	(0.5)	(0.3)	(0.7)
Changes due to currency fluctuations	(0.6)	0.5	—
Ending balance	$11.5	$12.6	$6.8

The Company includes interest expense and penalties related to unrecognized tax benefits as part of the provision for income taxes. The Company’s income tax liabilities as of December 31, 2018 and 2017 include accrued interest and penalties of $0.9 million and $0.8 million, respectively.

The statutes of limitations for U.S. Federal tax returns are open for the 2015 and 2017 tax years, and state returns are open beginning with the 2013 tax year. During 2018, the Company started and closed the 2014 and 2016 tax year IRS audits. No current U.S. federal audits are active as of December 31, 2018.

The Company is subject to income tax in approximately 35 jurisdictions outside the U.S. The statute of limitations varies by jurisdiction with 2005 being the oldest year still open. The Company’s significant operations outside the U.S. are located in the United Kingdom and Germany. In the United Kingdom, tax years prior to 2012 are closed. However, the Company is currently under audit in the United Kingdom, which had originally included years 2012 to 2014, but was expanded to 2015 in December of 2017. The audit has not been completed as of the date of these financial statements. In Germany, generally, the tax years 2011 and beyond remain open to examination. The Company also commenced a general tax audit for the tax years 2011 to 2014 for Germany during 2018.

The Company recorded a deferred tax liability of approximately $114.0 million as of the KKR Transaction for the anticipated repatriation of a limited amount of unremitted foreign earnings generated prior to the KKR Transaction. These accumulated earnings of non-U.S. subsidiaries amounting to approximately $287.0 million are expected to supplement the Company’s projected U.S. operating cash flow in meeting the Company’s debt service requirements along with other U.S. cash flow needs during the term of its credit agreement. This deferred tax liability was adjusted to $94.1 million as of December 31, 2014, $94.6 million as of December 31, 2015, $77.3 million as of December 31, 2016 and $9.3 million as of December 31, 2017, based upon the estimated need to repatriate accumulated earnings of approximately $200.0 million. Due to the Tax Act, effective the fourth quarter of 2018, the Company decided to reverse its ASC 740-30 (formerly APB 23) position, and no longer asserts indefinite reinvestment for any historical non-U.S. earnings, or future non-U.S. earnings. The Company adjusted its ASC 740-30 deferred foreign tax liability to cover all estimated withholding, state income tax, and foreign income tax associated with repatriating all non-U.S. earnings as of December 31, 2018 back to the U.S. As a result, the recorded deferred tax liability of $5.6 million as of December 31, 2018 relates mainly to withholding tax.

Note 16: Stock-Based Compensation Plans

The Company has outstanding stock-based compensation awards granted under the 2013 Stock Incentive Plan (“2013 Plan”) and the 2017 Omnibus Incentive Plan (“2017 Plan”). Following the Company’s initial public offering, the Company may grant stock-based compensation awards pursuant to the 2017 Plan and ceased granting new awards pursuant to the 2013 Plan.

2017 Omnibus Incentive Plan

In May 2017, the Company’s Board approved the 2017 Plan. Under the terms of the Plan, the Company’s Board may grant up to 8.6 million stock based and other incentive awards. Any shares of common stock subject to outstanding awards granted under the Company’s 2013 plan that, after the effective date of the 2017 Plan, expire or are otherwise forfeited or terminated in accordance with their terms are also available for grant under the 2017 Plan. All stock options were granted to employees, directors and advisors with an exercise price equal to the fair value of the Company’s per share common stock at the date of grant. Stock option awards typically vest over four or five years and expire ten years from the date of grant.

2013 Stock Incentive Plan

The Company adopted the 2013 Plan on October 14, 2013 as amended on April 27, 2015 under which the Company had the ability to grant stock-based compensation awards to employees, directors and advisors. The total number of shares available for grant under the 2013 Plan and reserved for issuance was 20.9 million shares. All stock options were granted to employees, directors and advisors with an exercise price equal to the fair value of the Company’s per share common stock at the date of grant. Stock option awards vested over either five, four, or three years with 50% of each award vesting based on time and 50% of each award vesting based on the achievement of certain financial targets.

Prior to the Company’s initial public offering in May 2017, the Company had certain repurchase rights on stock acquired through the exercise of a stock option that created an implicit service period and created a condition in which an optionee did not receive the economic benefits of the option until the repurchase rights were eliminated. Before the elimination of the repurchase rights, no compensation expense was recorded for equity awards. The Company recognized a liability for compensation expense measured at intrinsic value when it was probable that an employee would receive benefits under the terms of the plan due to the termination of employment. The repurchase rights creating the implicit service period were eliminated at the initial public offering.

Stock-Based Compensation Expense

The $2.8 million of stock-based compensation expense for the year ended December 31, 2018 included expense for modifications of equity awards for certain former employees of $3.8 million and expense for equity awards granted under the 2013 Plan and 2017 Plan of $7.2 million reduced by a benefit for a reduction in the liability for stock appreciation rights (“SAR”) of $8.2 million. The $3.8 million of stock-based compensation expense for modifications for the year ended December 31, 2018 provided continued vesting through scheduled vesting dates and extended expiration dates for certain former employees. The incremental stock-based compensation was determined using the Black-Scholes option pricing model based on assumptions which included expected lives of 1.0 to 1.3 years, a risk-free rate of 2.0%, assumed volatility of 26.8% to 27.3% and an expected dividend rate of 0.0%. For the year ended December 31, 2017, the Company recognized stock-based compensation expense of approximately $77.6 million. These costs are included in “Other operating expense, net” in the Consolidated Statements of Operations.

As of December 31, 2018 and 2017, there was $20.3 million and $9.1 million of total unrecognized compensation expense related to outstanding stock options and restricted stock awards.

SARs, granted under the 2013 Plan are expected to be settled in cash and are accounted for as liability awards. As of December 31, 2018 and 2017 a liability of approximately $7.9 million and $16.8 million, respectively, for SARs was included in “Accrued liabilities” in the Consolidated Balance Sheets.

Stock Option Awards

A summary of the Company’s stock option (including SARs) activity for the years ended December 31, 2018, 2017 and 2016 is presented in the following table (underlying shares in thousands).

Stock-Based Compensation Awards
	Shares	Weighted-Average Exercise Price (per share)	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrisic Value of In-The-Money Options (in millions)
Outstanding at December 31, 2015	17,033	$8.36
Granted	2,427	$10.75
Settled	(1,980)	$8.18
Forfeited	(2,931)	$8.31
Converted to liability	(1,264)	$8.16
Outstanding at December 31, 2016	13,285	$8.85
Granted	799	$20.00
Settled	(193)	$8.17
Forfeited	(1,057)	$8.34
Outstanding at December 31, 2017	12,834	$9.54
Granted	866	$31.64
Settled	(905)	$8.40
Forfeited	(443)	$16.22
Outstanding at December 31, 2018	12,352	$10.93	6.1	$126.2
Vested at December 31, 2018	11,095	$9.18	5.8	$124.3

The following assumptions were used to estimate the fair value of options and SARs granted during the years ended December 31, 2018, 2017 and 2016.

	2018	2017	2016
Assumptions:
Expected life of options (in years)	7.0-7.5	5.0 - 6.3	5.1
Risk-free interest rate	2.9% - 3.1%	1.9 - 2.1%	1.3%
Assumed volatility	31.1% - 35.4%	41.2 - 45.8%	49.5%
Expected dividend rate	0.0%	0.0%	0.0%

Restricted Stock Unit Awards

A summary of the Company’s restricted stock unit activity for the year ended December 31, 2018 is presented in the following table (underlying shares in thousands).

	Shares	Weighted-Average Grant-Date Fair Value
Non-vested as of December 31, 2017	—	$—
Granted	372	$31.79
Vested	—	$—
Forfeited	(10)	$32.06
Non-vested as of December 31, 2018	362	$31.78

Deferred Stock Units

Concurrent with the Company’s initial public offering in May of 2017, the Company’s Board authorized the grant of 5.5 million deferred stock units (“DSU”) to all permanent employees that had not previously received stock-based awards under the 2013 Plan. The DSUs vested immediately upon grant, however, contained restrictions such that the employee may not sell or otherwise realize the economic benefits of the award until certain dates through May 2019. $97.4 million of compensation expense for the DSU awards was recognized in the year ended December 31, 2017 and included in “Other operating expense, net” in the Consolidated Statements of Operations.

As of the date of the grant, the fair value of a DSU was determined to be $17.20 assuming a share price at the pricing date of the initial public offering of $20.00 and a discount for lack of marketability commensurate with the period of the sale restrictions. The Company estimated the fair value of DSUs at the time of grant using the Finnerty discount for lack of marketability pricing model. The model assumed a holding restriction period of 1.42 years and volatility of 51.5%.

Note 17: Hedging Activities, Derivative Instruments and Credit Risk

Hedging Activities

The Company is exposed to certain market risks during the normal course of its business arising from adverse changes in interest rates and foreign currency exchange rates. The Company selectively uses derivative financial instruments (“derivatives”), including foreign currency forward contracts and interest rate swaps, to manage the risks from fluctuations in foreign currency exchange rates and interest rates, respectively. The Company does not purchase or hold derivatives for trading or speculative purposes. Fluctuations in interest rates and foreign currency exchange rates can be volatile, and the Company’s risk management activities do not totally eliminate these risks. Consequently, these fluctuations could have a significant effect on the Company’s financial results.

The Company’s exposure to interest rate risk results primarily from its variable-rate borrowings. The Company manages its debt centrally, considering tax consequences and its overall financing strategies. The Company manages its exposure to interest rate risk by maintaining a mixture of fixed and variable rate debt and, from time to time, using pay-fixed interest rate swaps as cash flow hedges of variable rate debt in order to adjust the relative fixed and variable proportions.

A substantial portion of the Company’s operations is conducted by its subsidiaries outside of the United States in currencies other than the USD. Almost all of the Company’s non-U.S. subsidiaries conduct their business primarily in their local currencies, which are also their functional currencies. Other than the USD, the EUR, GBP, and Chinese Renminbi are the principal currencies in which the Company and its subsidiaries enter into transactions. The Company is exposed to the impacts of changes in foreign currency exchange rates on the translation of its non-U.S. subsidiaries’ assets, liabilities and earnings into USD. The Company has certain U.S. subsidiaries borrow in currencies other than the USD.

The Company and its subsidiaries are also subject to the risk that arises when they, from time to time, enter into transactions in currencies other than their functional currency. To mitigate this risk, the Company and its subsidiaries typically settle intercompany trading balances monthly. The Company also selectively uses forward currency contracts to manage this risk. These contracts for the sale or purchase of European and other currencies generally mature within one year.

Derivative Instruments

The following table summarizes the notional amounts, fair values and classification of the Company’s outstanding derivatives by risk category and instrument type within the Consolidated Balance Sheets as of December 31, 2018 and December 31, 2017.

	December 31, 2018
	Derivative Classification	Notional Amount(1)	Fair Value(1) Other Current Assets	Fair Value(1) Other Assets	Fair Value(1) Accrued Liabilities	Fair Value(1) Other Liabilities
Derivatives Designated as Hedging Instruments
Interest rate swap contracts	Cash Flow	$925.0	$—	$—	$11.2	$8.7
Derivatives Not Designated as Hedging Instruments
Foreign currency forwards	Fair Value	$143.3	$1.3	$—	$—	$—
Foreign currency forwards	Fair Value	$27.5	$—	$—	$0.1	$—
	December 31, 2017
	Derivative Classification	Notional Amount(1)	Fair Value(1) Other Current Assets	Fair Value(1) Other Assets	Fair Value(1) Accrued Liabilities	Fair Value(1) Other Liabilities
Derivatives Designated as Hedging Instruments
Interest rate swap contracts	Cash Flow	$1,125.0	$—	$—	$16.1	$30.6
Derivatives Not Designated as Hedging Instruments
Foreign currency forwards	Fair Value	$94.4	$—	$—	$1.2	$—
(1)	Notional amounts represent the gross contract amounts of the outstanding derivatives excluding the total notional amount of positions that have been effectively closed through offsetting positions. The net gains and net losses associated with positions that have been effectively closed through offsetting positions but not yet settled are included in the asset and liability derivatives fair value columns, respectively.

Gains and losses on derivatives designated as cash flow hedges included in the Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2018, 2017 and 2016 are as presented in the table below. See Note 2 “New Accounting Standards” for a discussion of the adoption of ASU 2017-12.

	2018	2017	2016
Interest Rate Swap Contracts
Gain (loss) recognized in AOCI on derivatives	$10.1	$1.5	$(13.2)
Loss reclassified from AOCI into income (effective portion)(1)	(14.5)	(18.5)	(11.6)
Loss reclassified from AOCI into income (missed forecast)(2)	(0.6)	—	—
(1)	Losses on derivatives reclassified from accumulated other comprehensive income (“AOCI”) into income (effective portion) were included in “Interest expense” in the Consolidated Statements of Operations.
(2)	In the third quarter, the Company used excess cash to pay down $150.0 million of its Dollar Term Loan Facility. Due to this unforecasted pay down of debt, the Company paid $2.7 million in the amendment of the interest rate swap contracts to reflect the updated forecasted cash flows. The updated forecasts caused certain hedged items to be deemed probable of not occurring in the future and thus, the Company accelerated the release of AOCI related to those hedged items. Losses reclassified from AOCI into income (missed forecast) were included in “Loss on extinguishment of debt” in the Consolidated Statements of Operations.

As of December 31, 2018, the Company is the fixed rate payor on eight interest rate swap contracts that effectively fix the LIBOR-based index used to determine the interest rates charged on a total of $925.0 million of the Company’s LIBOR-based variable rate borrowings. These contracts carry fixed rates ranging from 3.3% to 4.3% and have expiration dates ranging from 2019 to 2020. These swap agreements qualify as hedging instruments and have been designated as cash flow hedges of forecasted LIBOR-based interest payments. Based on LIBOR-based swap yield curves as of December 31, 2018, the Company expects to reclassify losses of $12.9 million out of AOCI into earnings during the next 12 months. The Company’s LIBOR-based variable rate borrowings outstanding as of December 31, 2018 were $952.6 million and €607.3 million.

The Company had seven foreign currency forward contracts outstanding as of December 31, 2018 with notional amounts ranging from $7.6 million to $47.3 million. These contracts are used to hedge the change in fair value of recognized foreign currency denominated assets or liabilities caused by changes in currency exchange rates. The changes in the fair value of these contracts generally offset the changes in the fair value of a corresponding amount of the hedged items, both of which are included in the “Other operating expense, net” line on the face of the Consolidated Statements of Operations. The Company’s foreign currency forward contracts are subject to master netting arrangements or agreements between the Company and each counterparty for the net settlement of all contracts through a single payment in a single currency in the event of default on or termination of any one contract with that certain counterparty. It is the Company’s practice to recognize the gross amounts in the Consolidated Balance Sheets. The amount available to be netted is not material.

The Company’s gains (losses) on derivative instruments not designated as accounting hedges and total net foreign currency transaction gains (losses) for the years ended December 31, 2018, 2017 and 2016 were as follows.

	2018	2017	2016
Foreign currency forward contracts gains (losses)	$5.2	$(7.0)	$19.2
Total foreign currency transaction gains (losses), net	1.9	(9.3)	5.9

The Company has a significant investment in consolidated subsidiaries with functional currencies other than the USD, particularly the EUR. The Company designated its Original Euro Term Loan as a hedge of the Company’s net investment in subsidiaries with EUR functional currencies in 2017 until it was extinguished and replaced on August 17, 2017 by a €615.0 million Euro Term Loan, further described in Note 10 “Debt.” On August 17, 2017, the Company designated the €615.0 million Euro Term Loan as a hedge of the Company’s net investment in subsidiaries with EUR functional currencies. As of December 31, 2018, the Euro Term Loan of €607.3 million remained designated.

For the year ended December 31, 2016 and for the period from January 1, 2017 to August 16, 2017, the Company designated two cross currency interest rate swaps, each with a USD notional amount of $100.0 million as hedges of its net investment in EUR functional subsidiaries. Both cross currency interest rate swaps were terminated on August 16, 2017. The losses and gains from the change in the fair value of the designated net investment hedges were recorded through other comprehensive income. The recorded Accumulated Other Comprehensive (Loss) Income at the termination of the cross currency interest rate swaps will remain in Accumulated Other Comprehensive (Loss) Income until there is a substantial liquidation of the Company’s net investment in subsidiaries with EUR functional currencies.

The Company’s gains and (losses), net of income tax, associated with changes in the value of debt and designated cross currency interest rate swaps for the years ended December 31, 2018 and 2017, and the net balance of such gains and (losses) included in accumulated other comprehensive income as of December 31, 2018 and 2017 were as follows.

	2018	2017
Gain (loss), net of income tax, recorded through other comprehensive income	$24.4	$(50.2)
Balance included in accumulated other comprehensive (loss) income as of December 31, 2018 and 2017, respectively	56.5	32.1

With the exception of the cash proceeds from the termination of the cross currency interest rate swap contracts described earlier, all cash flows associated with derivatives are classified as operating cash flows in the Consolidated Statements of Cash Flows.

There were no off-balance sheet derivative instruments as of December 31, 2018 or 2017.

Credit Risk

Credit risk related to derivatives arises when amounts receivable from a counterparty exceed those payable. Because the notional amount of the derivative instruments only serves as a basis for calculating amounts receivable or payable, the risk of loss with any counterparty is limited to a fraction of the notional amount. The Company minimizes the credit risk related to derivatives by transacting only with multiple, high-quality counterparties that are major financial institutions with investment-grade credit ratings. The Company has not experienced any financial loss as a result of counterparty nonperformance in the past. The majority of the derivative contracts to which the Company is a party, settle monthly or quarterly, or mature within one year. Because of these factors, the Company believes it has minimal credit risk related to derivative contracts as of December 31, 2018.

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and industries to which the Company’s products and services are sold, as well as their dispersion across many different geographic areas. As a result, the Company does not believe it has any significant concentrations of credit risk as of December 31, 2018 or 2017.

Note 18: Fair Value Measurements

A financial instrument is defined as cash or cash equivalents, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from another party. The Company’s financial instruments consist primarily of cash and cash equivalents, trade accounts receivables, trade accounts payables, deferred compensation assets and obligations, derivatives and debt instruments. The carrying values of cash and cash equivalents, trade accounts receivables, trade accounts payables, and variable rate debt instruments are a reasonable estimate of their respective fair values.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or more advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows.

Level 1	Quoted Prices (unadjusted) in active markets for identical assets or liabilities as of the reporting date.

Level 2
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities as of the reporting date.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company assessed indefinite-lived intangible assets, trademarks, in conjunction with the 2018 annual goodwill impairment test. The valuation of trademarks was based upon current sales projections and the relief from royalty method was applied. No impairment charge was recorded as a result of this analysis. Each trademark carrying value was in excess of its fair value.

The Company assessed indefinite-lived intangible assets, trademarks, in conjunction with the 2017 annual goodwill impairment test. The valuation of trademarks was based upon current sales projections and the relief from royalty method was applied. As a result of this analysis, trademarks with carrying amounts aggregating to $36.7 were written down to their estimated fair value of $35.2 million. These represented Level 3 assets measured on a nonrecurring basis subsequent to their original recognition. This resulted in a total non-cash impairment charge of $1.5 million. The fair value was determined using the relief from royalty method.

The Company assessed indefinite-lived intangible assets, trademarks, in conjunction with the 2016 annual goodwill impairment test. The valuation of trademarks was based upon current sales projections and the relief from royalty method was applied. As a result of this analysis, trademarks with carrying amounts aggregating to $179.3 million were written down to their estimated fair value of $154.9 million. These represented Level 3 assets measured on a nonrecurring basis subsequent to their original recognition. This resulted in a total non-cash impairment charge of $24.4 million. The fair value was determined using the relief from royalty method.

Refer to Note 1 “Summary of Significant Accounting Policies” for a discussion of the valuation assumptions utilized in the valuation of goodwill and indefinite-lived intangible assets.

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis.

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Financial Assets
Foreign currency forwards(1)	$—	$1.3	$—	$1.3
Trading securities held in deferred compensation plan(2)	5.8	—	—	5.8
Total	$5.8	$1.3	$—	$7.1
Financial Liabilities
Foreign currency forwards(1)	$—	$0.1	$—	$0.1
Interest rate swaps(3)	—	19.9	—	19.9
Deferred compensation plan(2)	5.8	—	—	5.8
Total	$5.8	$20.0	$—	$25.8
	December 31, 2017
	Level 1	Level 2	Level 3	Total
Financial Assets
Trading securities held in deferred compensation plan(2)	$5.8	$—	$—	$5.8
Total	$5.8	$—	$—	$5.8
Financial Liabilities
Foreign currency forwards(1)	$—	$1.2	$—	$1.2
Interest rate swaps(3)	—	46.7	—	46.7
Deferred compensation plan(2)	5.8	—	—	5.8
Total	$5.8	$47.9	$—	$53.7
(1)	Based on calculations that use readily observable market parameters as their basis, such as spot and forward rates.
(2)	Based on the quoted price of publicly traded mutual funds which are classified as trading securities and accounted for using the mark-to-market method.
(3)	Measured as the present value of all expected future cash flows based on the LIBOR-based swap yield curves as of December 31, 2018. The present value calculation uses discount rates that have been adjusted to reflect the credit quality of the Company and its counterparties.

Note 19: Contingencies

The Company is a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature for a company of its size and sector. The Company believes that such proceedings, lawsuits and administrative actions will not materially adversely affect its operations, financial condition, liquidity or competitive position. A more detailed discussion of certain of these proceedings, lawsuits and administrative actions is set forth below.

Asbestos and Silica Related Litigation

The Company has also been named as a defendant in a number of asbestos-related and silica-related personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources and typically the Company is one of approximately 25 or more named defendants.

Predecessors to the Company sometimes manufactured, distributed and/or sold products allegedly at issue in the pending asbestos and silica-related lawsuits (the “Products”). However, neither the Company nor its predecessors ever mined, manufactured, mixed, produced or distributed asbestos fiber or silica sand, the materials that allegedly caused the injury underlying the lawsuits. Moreover, the asbestos-containing components of the Products, if any, were enclosed within the subject Products.

Although the Company has never mined, manufactured, mixed, produced or distributed asbestos fiber or silica sand nor sold products that could result in a direct asbestos or silica exposure, many of the companies that did engage in such activities or produced such products are no longer in operation. This has led to law firms seeking potential alternative companies to name in lawsuits where there has been an asbestos or silica related injury.

The Company believes that the pending and future asbestos and silica-related lawsuits are not likely to, in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or liquidity, based on: the Company’s anticipated insurance and indemnification rights to address the risks of such matters; the limited potential asbestos exposure from the Products described above; the Company’s experience that the vast majority of plaintiffs are not impaired with a disease attributable to alleged exposure to asbestos or silica from or relating to the Products or for which the Company otherwise bears responsibility; various potential defenses available to the Company with respect to such matters; and the Company’s prior disposition of comparable matters. However, inherent uncertainties of litigation and future developments, including, without limitation, potential insolvencies of insurance companies or other defendants, an adverse determination in the Adams County Case (discussed below), or other inability to collect from the Company’s historical insurers or indemnitors, could cause a different outcome. While the outcome of legal proceedings is inherently uncertain, based on presently known facts, experience, and circumstances, the Company believes that the amounts accrued on its balance sheet are adequate and that the liabilities arising from the asbestos and silica-related personal injury lawsuits will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity. “Accrued liabilities” and “Other liabilities” on the Consolidated Balance Sheet include a total litigation reserve of $105.8 million and $105.6 million as of December 31, 2018 and December 31, 2017, with respect to potential liability arising from the Company’s asbestos-related litigation. Asbestos related defense costs are excluded from the asbestos claims liability and are recorded separately as services are incurred. In the event of unexpected future developments, it is possible that the ultimate resolution of these matters may be material to the Company’s consolidated financial position, results of operation or liquidity.

The Company has entered into a series of agreements with certain of its or its predecessors’ legacy insurers and certain potential indemnitors to secure insurance coverage and/or reimbursement for the costs associated with the asbestos and silica-related lawsuits filed against the Company. The Company has also pursued litigation against certain insurers or indemnitors, where necessary. The Company has an insurance recovery receivable for probable asbestos related recoveries of approximately $103.0 million and $100.4 million as of December 31, 2018 and 2017, respectively, which was included in “Other assets” in the Consolidated Balance Sheets. During the year ended December 31, 2018, the Company received asbestos related insurance recoveries of $14.4 million, of which $6.2 million related to the recovery of indemnity payments, and was recorded as a reduction of the insurance recovery receivable in “Other assets” in the Consolidated Balance Sheets, and $8.2 million related to the reimbursement of previously expensed legal defense costs, and was recorded as a reduction of “Selling and administrative expenses” in the Consolidated Statements of Operations.

The largest such recent action, Gardner Denver, Inc. v. Certain Underwriters at Lloyd’s, London, et al., was filed on July 9, 2010, in the Eighth Judicial Circuit, Adams County, Illinois, as case number 10-L-48 (the “Adams County Case”). In the lawsuit, the Company seeks, among other things, to require certain excess insurer defendants to honor their insurance policy obligations to the Company, including payment in whole or in part of the costs associated with the asbestos-related lawsuits filed against the Company. In October 2011, the Company reached a settlement with one of the insurer defendants, which had issued both primary and excess policies, for approximately the amount of such defendant’s policies that were subject to the lawsuit. Since then, the case has been proceeding through the discovery and motions process with the remaining insurer defendants. On January 29, 2016, the Company prevailed on the first phase of that discovery and motions process (“Phase I”). Specifically, the Court in the Adams County Case ruled that the Company has rights under all of the policies in the case, subject to their terms and conditions, even though the policies were sold to the Company’s former owners rather than to the Company itself. On June 9, 2016, the Court denied a motion by several of the insurers who sought permission to appeal the Phase I ruling immediately rather than waiting until the end of the whole case as is normally required. The case is now proceeding through the discovery process regarding the remaining issues in dispute (“Phase II”).

A majority of the Company’s expected future recoveries of the costs associated with the asbestos-related lawsuits are the subject of the Adams County Case.

The amounts recorded by the Company for asbestos-related liabilities and insurance recoveries are based on currently available information and assumptions that the Company believes are reasonable based on an evaluation of relevant factors. The actual liabilities or insurance recoveries could be higher or lower than those recorded if actual results vary significantly from the assumptions. There are a number of key variables and assumptions including the number and type of new claims to be filed each year, the resolution or outcome of these claims, the average cost of resolution of each new claim, the amount of insurance available, allocation methodologies, the contractual terms with each insurer with whom the Company has reached settlements, the resolution of coverage issues with other excess insurance carriers with whom the Company has not yet achieved settlements, and the solvency risk with respect to the Company’s insurance carriers. Other factors that may affect the future liability include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, legal rulings that may be made by state and federal courts, and the passage of state or federal legislation. The Company makes the necessary adjustments for the asbestos liability and corresponding insurance recoveries on an annual basis unless facts or circumstances warrant assessment as of an interim date.

Environmental Matters

The Company has been identified as a potentially responsible party (“PRP”) with respect to several sites designated for cleanup under U.S. federal “Superfund” or similar state laws that impose liability for cleanup of certain waste sites and for related natural resource damages. Persons potentially liable for such costs and damages generally include the site owner or operator and persons that disposed or arranged for the disposal of hazardous substances found at those sites. Although these laws impose joint and several liability on PRPs, in application the PRPs typically allocate the investigation and cleanup costs based upon the volume of waste contributed by each PRP. Based on currently available information, the Company was only a small contributor to these waste sites, and the Company has, or is attempting to negotiate, de minimis settlements for their cleanup. The cleanup of the remaining sites is substantially complete and the Company’s future obligations entail a share of the sites’ ongoing operating and maintenance expense. The Company is also addressing four on-site cleanups for which it is the primary responsible party. Three of these cleanup sites are in the operation and maintenance stage and one is in the implementation stage.

The Company has undiscounted accrued liabilities of $6.9 million and $7.5 million as of December 31, 2018 and December 31, 2017, respectively, on its Consolidated Balance Sheet to the extent costs are known or can be reasonably estimated for its remaining financial obligations for the environmental matters discussed above and does not anticipate that any of these matters will result in material additional costs beyond amounts accrued. Based upon consideration of currently available information, the Company does not anticipate any material adverse effect on its results of operations, financial condition, liquidity or competitive position as a result of compliance with federal, state, local or foreign environmental laws or regulations, or cleanup costs relating to these matters.

Note 20: Other Operating Expense

The components of “Other operating expense, net” are as follows.

	For the Years Ended December 31,
	2018	2017	2016
Other Operating Expense, Net
Foreign currency transaction (gains) losses, net	$(1.9)	$9.3	$(5.9)
Restructuring charges(1)	12.7	5.3	32.9
Environmental remediation expenses(2)	—	0.9	5.6
Stock-based compensation(3)	(2.3)	194.2	—
Shareholder litigation settlement recoveries(4)	(9.5)	—	—
Acquisition related expenses and non-cash charges(5)	9.8	3.4	4.8
(Gains) losses on asset and business disposals	(1.1)	0.8	0.1
Other, net	1.4	8.2	11.1
Total other operating expense, net	$9.1	$222.1	$48.6
(1)	See Note 4 “Restructuring.”
(2)	Estimated environmental remediation costs recorded on an undiscounted basis for a former production facility.
(3)	Represents stock-based compensation expense recognized for the year ended December 31, 2018 of $2.8 million, reduced by $5.1 million primarily due to a decrease in the estimated accrual for employer taxes related to DSUs as a result of a lower per share stock price.

Represents stock-based compensation expense recognized for the year ended December 31, 2017 for stock options outstanding of $77.6 million and DSUs granted to employees at the date of the initial public offering of $97.4 million under the 2013 Stock Incentive Plan and employer taxes related to DSUs granted to employees at the date of the initial public offering of $19.2 million.

(4)	Represents insurance recoveries of the Company’s shareholder litigation settlement in 2014.
(5)	Represents costs associated with successful and/or abandoned acquisitions, including third-party expenses, post-closure integration costs (including certain incentive and non-incentive cash compensation costs), and non-cash charges and credits arising from fair value purchase accounting adjustments.

Note 21: Segment Information

A description of the Company’s three reportable segments, including the specific products manufactured and sold follows below.

In the Industrials segment, the Company designs, manufactures, markets and services a broad range of air compression, vacuum and blower products across a wide array of technologies and applications. Almost every manufacturing and industrial facility, and many service and process industries, use air compression and vacuum products in a variety of applications such as operation of pneumatic air tools, vacuum packaging of food products and aeration of waste water. The Company maintains a leading position in its markets and serves customers globally. The Company offers comprehensive aftermarket parts and an experienced direct and distributor-based service network world-wide to complement all of its products.

In the Energy segment, the Company designs, manufactures, markets and services a diverse range of positive displacement pumps, liquid ring vacuum pumps and compressors, and engineered loading systems and fluid transfer equipment, consumables, and associated aftermarket parts and services. It serves customers in the upstream, midstream, and downstream oil and gas markets, and various other markets including petrochemical processing, power generation, transportation, and general industrial. The Company is one of the largest suppliers in these markets and has long-standing customer relationships. Its positive displacement pumps are used in the oilfield for drilling, hydraulic fracturing, completion and well servicing. Its liquid ring vacuum pumps and compressors are used in many power generation, mining, oil and gas refining and processing, chemical processing and general industrial applications including flare gas and vapor recovery, geothermal gas removal, vacuum de-aeration, enhanced oil recovery, water extraction in mining and paper and chlorine compression in petrochemical operations. Its engineered loading systems and fluid transfer equipment ensure the safe handling and transfer of crude oil, liquefied natural gas, compressed natural gas, chemicals, and bulk materials.

In the Medical segment, the Company designs, manufactures and markets a broad range of highly specialized gas, liquid and precision syringe pumps and compressors primarily for use in the medical, laboratory and biotechnology end markets. The Company’s customers are mainly medium and large durable medical equipment suppliers that integrate the Company’s products into their final equipment for use in applications such as oxygen therapy, blood dialysis, patient monitoring, wound treatment, and others. Further, with the recent acquisitions, the Company has expanded into liquid handling components and systems used in biotechnology applications including clinical analysis instrumentation. The Company also has a broad range of end use deep vacuum products for laboratory science applications.

The Chief Operating Decision Maker (“CODM”) evaluates the performance of the Company’s reportable segments based on, among other measures, Segment Adjusted EBITDA. Management closely monitors the Segment Adjusted EBITDA of each reportable segment to evaluate past performance and actions required to improve profitability. Inter-segment sales and transfers are not significant. Administrative expenses related to the Company’s corporate offices and shared service centers in the United States and Europe, which includes transaction processing, accounting and other business support functions, are allocated to the business segments. Certain administrative expenses, including senior management compensation, treasury, internal audit, tax compliance, certain information technology, and other corporate functions, are not allocated to the business segments.

The following table provides summarized information about the Company’s operations by reportable segment and reconciles Segment Adjusted EBITDA to Income (Loss) Before Income Taxes for the years ended December 31, 2018, 2017 and 2016.

	2018	2017	2016
Revenue
Industrials	$1,303.3	$1,130.7	$1,082.3
Energy	1,121.1	1,014.5	628.4
Medical	265.4	230.2	228.7
Total Revenue	$2,689.8	$2,375.4	$1,939.4

	2018	2017	2016
Segment Adjusted EBITDA
Industrials	$288.2	$242.7	$217.6
Energy	337.8	296.1	143.8
Medical	75.0	62.4	61.9
Total Segment Adjusted EBITDA	701.0	601.2	423.3
Less items to reconcile Segment Adjusted EBITDA to Income (Loss) Before Income Taxes:
Corporate expenses not allocated to segments(1)	19.2	39.7	22.6
Interest expense	99.6	140.7	170.3
Depreciation and amortization expense	180.4	173.8	172.7
Impairment other intangible assets(2)	—	1.6	25.3
KKR fees and expenses(3)	—	17.3	4.8
Restructuring and related business transformation costs(4)	38.8	24.7	78.7
Acquisition related expenses and non-cash charges(5)	16.7	4.1	4.3
Environmental remediation loss reserve(6)	—	0.9	5.6
Expenses related to public stock offerings(7)	2.9	4.1	—
Establish public company financial reporting compliance(8)	4.3	8.1	0.2
Stock-based compensation(9)	(2.3)	194.2	—
Loss on extinguishment of debt(10)	1.1	84.5	—
Foreign currency transaction (gains) losses, net	(1.9)	9.3	(5.9)
Shareholder litigation settlement recoveries(11)	(9.5)	—	—
Other adjustments(12)	2.2	10.9	7.9
Income (Loss) Before Income Taxes	$349.5	$(112.7)	$(63.2)
(1)	Includes insurance recoveries of asbestos legal fees of $8.2 million in the year ended December 31, 2018.
(2)	Represents non-cash charges for impairment of other intangible assets.
(3)	Represents management fees and expenses paid to KKR.
(4)	Restructuring and related business transformation costs consist of the following.
	Year Ended December 31,
	2018	2017	2016
Restructuring charges	$12.7	$5.3	$32.9
Severance, sign-on, relocation and executive search costs	4.1	3.5	22.4
Facility reorganization, relocation and other costs	3.1	5.3	8.7
Information technology infrastructure transformation	0.8	5.2	2.3
(Gains) losses on asset and business disposals	(1.1)	0.8	0.1
Consultant and other advisor fees	14.1	1.7	9.7
Other, net	5.1	2.9	2.6
Total restructuring and related business transformation costs	$38.8	$24.7	$78.7
(5)	Represents costs associated with successful and/or abandoned acquisitions, including third-party expenses, post-closure integration costs (including certain incentive and non-incentive cash compensation costs) and non-cash charges and credits arising from fair value purchase accounting adjustments.
(6)	Represents estimated environmental remediation costs and losses relating to a former production facility.
(7)	Represents expenses related to the Company’s initial stock offering and subsequent secondary offerings.
(8)	Represents third party expenses to comply with the requirements of Sarbanes-Oxley in 2018 and the accelerated adoption of the new accounting standards (ASC 606 – Revenue from Contracts with Customers and ASC 842 – Leases) in the first quarter of 2018 and 2019, respectively, one year ahead of the required adoption dates for a private company.
(9)	Represents stock-based compensation expense recognized for stock options outstanding for the year ended December 31, 2018 of $2.8 million, reduced by $5.1 million primarily due to a decrease in the estimated accrual for employer taxes related to DSUs as a result of a lower per share stock price. See Note 16 “Stock-Based Compensation Plans.”

Represents stock-based compensation expense recognized for the year ended December 31, 2017 for stock options outstanding of $77.6 million and DSUs granted to employees at the date of the initial public offering of $97.4 million and employer taxes related to DSUs granted to employees at the date of the initial public offering of $19.2 million.

(10)	Represents losses on extinguishment of the senior notes, extinguishment of a portion of the U.S. Term Loan, refinancing of the Original Dollar Term Loan Facility and the Original Euro Term Loan Facility and losses reclassified from AOCI into income related to the amendment of the interest rate swaps in conjunction with the debt repayment.
(11)	Represents insurance recoveries of the Company’s shareholder litigation settlement in 2014.
(12)	Includes (i) the non-cash impact of net LIFO reserve adjustments, (ii) effects of amortization of prior service costs and amortization of losses in pension and other postretirement benefits (“OPEB”) expense, (iii) certain legal and compliance costs and (iv) other miscellaneous adjustments.

The following tables provide summarized information about the Company’s reportable segments.

Identifiable Assets

	2018	2017	2016
Industrials	$2,108.1	$2,029.4	$1,943.6
Energy	1,661.9	1,681.5	1,501.0
Medical	488.9	511.1	486.3
Total	4,258.9	4,222.0	3,930.9
General corporate (unallocated)	228.2	399.2	385.1
Total identifiable assets	$4,487.1	$4,621.2	$4,316.0

Depreciation and Amortization Expense

	2018	2017	2016
Industrials	$99.8	$94.5	$96.0
Energy	57.1	56.7	55.5
Medical	23.5	22.6	21.2
Total depreciation and amortization expense	$180.4	$173.8	$172.7

Capital Expenditures

	2018	2017	2016
Industrials	$24.7	$26.7	$44.7
Energy	22.7	21.1	21.4
Medical	4.8	9.0	8.3
Total	$52.2	$56.8	$74.4

The following table presents property, plant and equipment by geographic region for the years ended December 31, 2018, 2017 and 2016.

	Property, Plant and Equipment, net
	2018	2017	2016
United States	$199.9	$198.4	$197.9
Other Americas	6.3	6.8	7.2
Total Americas	206.2	205.2	205.1
EMEA(1)	126.3	132.3	125.3
Asia Pacific	24.1	25.7	28.0
Total	$356.6	$363.2	$358.4
(1)	Europe, Middle East and Africa (“EMEA”)

See Note 14 “Revenue from Contracts with Customers” for revenue by geographic region.

Note 22: Related Party

Affiliates of KKR participated as (i) a lender in the Company’s Senior Secured Credit Facilities discussed in Note 10 “Debt,” (ii) an underwriter in the Company’s initial public offering and its secondary offering by certain selling stockholders in May 2018, and (iii) a provider of services for the fiscal year 2017 debt refinancing transaction. KKR held a position in the Euro Term Loan Facility of €33.5 million and €49.9 million as of December 31, 2018 and 2017, respectively. KKR Capital Markets LLC, an affiliate of KKR, acted as an underwriter in connection with the initial public offering of the Company’s stock and received underwriter discounts and commissions of approximately $8.9 million for the year ended December 31, 2017. In May 2018, KKR Capital Markets LLC acted as an underwriter in connection with the secondary offering of the Company’s stock by certain selling stockholders and received underwriter discounts and commissions of approximately $5.2 million. In August 2017, KKR Capital Markets LLC received $1.5 million for services rendered in connection with the debt refinancing transaction.

The Company entered into a monitoring agreement, dated July 30, 2013, with KKR pursuant to which KKR will provide management, consulting and financial advisory services to the Company and its divisions, subsidiaries, parent entities and controlled affiliates. Under the terms of the monitoring agreement the Company was, among other things, obligated to pay KKR (or such affiliate(s) as KKR designates) an aggregate annual management fee in the initial annual amount of $3.5 million, payable in arrears at the end of each fiscal quarter, plus upon request all reasonable out of pocket expenses incurred in connection with the provision of services under the agreement. The management fee increased at a rate of 5% per year effective on January 1, 2014. In connection with the Company’s initial public offering, the monitoring agreement was terminated in accordance with its terms and the Company paid a termination fee of $16.2 million during the year ended December 31, 2017 which was included in “Selling and administrative expenses” on the Consolidated Statements of Operations. Prior to the termination of the monitoring agreement, the Company incurred management fees to KKR of $1.1 million and $4.1 million for the years ended December 31, 2017 and 2016 and out of pocket expenses of $0.7 million for the year ended December 31, 2016.

Note 23: Earnings (Loss) Per Share

The computations of basic and diluted income (loss) per share are as follows.

	Years Ended December 31,
	2018	2017	2016
Net income (loss) attributable to Gardner Denver Holdings, Inc.	$269.4	$18.4	$(36.6)
Average shares outstanding:
Basic	201.6	182.2	149.2
Diluted	209.1	188.4	149.2
Earnings (loss) per share:
Basic	$1.34	$0.10	$(0.25)
Diluted	$1.29	$0.10	$(0.25)

The DSUs described in Note 16 “Stock-Based Compensation Plans” are considered outstanding shares for the purpose of computing basic earnings (loss) per share because they will become issued solely upon the passage of time.

For the year ended December 31, 2018 and 2017, there were 0.8 million and 0.7 million anti-dilutive shares that were not included in the computation of diluted loss per share.

For the year ended December 31, 2016, there were 13.3 million potentially dilutive stock-based awards that were not included in the computation of diluted loss per share because their inclusion would be anti-dilutive.

Note 24: Share Repurchase Program

On August 1, 2018, the Board of Directors of Gardner Denver authorized a share repurchase program pursuant to which the Company may repurchase up to $250.0 million of its common stock effective through July 31, 2020, the date on which the repurchase program will expire. Under the repurchase program, Gardner Denver is authorized to repurchase shares through open market purchases, privately-negotiated transactions or otherwise in accordance with all applicable securities laws and regulations, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Securities Act of 1934. The share repurchase program does not obligate Gardner Denver to acquire any particular amount of common stock, and it may be suspended or terminated at any time at the Company’s discretion. The timing and amount of any purchases of common stock will be based on Gardner Denver’s liquidity, general business and market conditions, debt covenant restrictions and other factors, including alternative investment opportunities and Gardner Denver’s desire to repay indebtedness.

For the year ended December 31, 2018, the Company repurchased 1,203,178 shares under the August 1, 2018 program at a weighted average price of $24.31 per share for an aggregate value of $29.2 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Gardner Denver Holdings Inc.,

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gardner Denver Holdings Inc., and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, WI
February 27, 2019

We have served as the Company’s auditor since 2013.

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of December 31, 2018. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2018.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The Company’s internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and
•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent and detect misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of the changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our executive officer and our principal financial officer, we evaluated the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this Form 10-K, and, as part of their audit, has issued its attestation report, included herein, on the effectiveness of our internal control over financial reporting. See “Report of Independent Registered Public Accounting Firm” in Part II, Item 8. Financial Statements and Supplementary Data in this Form 10-K.

Changes in Internal Control Over Financial Reporting

Regulations under the Exchange Act require public companies, including our Company, to evaluate any change in our “internal control over financial reporting” as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. There have been no changes in the Company’s internal control over financial reporting during the Company’s most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 9B.	OTHER INFORMATION

Transition Agreement with Philip T. Herndon

On February 27, 2019, we entered into a Transition Agreement (the “Transition Agreement”) with Mr. Herndon. Under the Transition Agreement, subject to Mr. Herndon’s continued compliance with the restrictive covenants and his non revocation of the release and waiver of claims therein, he is entitled to:

•	a cash payment in the amount $639,830 payable in (i) ten equal monthly installments of $34,083 and (ii) a lump sum of $299,000;
•	subject to his electing to receive benefits under COBRA, continued group health coverage (on the same basis as actively employed employees of the Company) for 10 months following his last date of employment;
•	pursuant to the terms of the respective grant agreements, accelerated vesting of his outstanding restricted stock units (“RSUs”) and options granted pursuant to the Company’s 2017 Omnibus Incentive Plan that would have vested on the next vesting date following his termination date; and
•	continued vesting of his outstanding options granted pursuant to the Company’s 2013 Stock Incentive Plan for Key Employees in accordance with their terms following his termination date as if he remained an employee of the Company.

Under the Transition Agreement, Mr. Herndon is subject to various restrictive covenants; Mr. Herndon also continues to be subject to the covenants in his Management Stockholder’s Agreement.

The foregoing description of the Transition Agreement is qualified in its entirety by reference to the Transition Agreement, which is filed as Exhibit 10.37 hereto and incorporated herein by reference.

PART III.

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item will be included in our definitive proxy statement for the 2019 Annual Meeting of Stockholders and is incorporated herein by reference. We will file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days of the fiscal year ended December 31, 2018.

ITEM 11.	EXECUTIVE COMPENSATION

The information required by this Item will be included in our definitive proxy statement for the 2019 Annual Meeting of Stockholders and is incorporated herein by reference. We will file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days of the fiscal year ended December 31, 2018.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as set forth below, the information required by this Item will be included in our definitive proxy statement for the 2019 Annual Meeting of Stockholders and is incorporated herein by reference. We will file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days of the fiscal year ended December 31, 2018.

Equity Compensation Plan Information

The following table provides information as of December 31, 2018 about our common stock that may be issued upon the exercise of options, warrants and rights granted to employees, consultants or directors under all of the existing equity compensation plans including our 2013 Stock Incentive Plan and 2017 Omnibus Incentive Plan. All equity compensation plans are described more fully in Note 16 “Stock-Based Compensation Plans” to our audited consolidated financial statements included elsewhere in this Form 10-K.

Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options, Warrants And Rights(1)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(2)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities reflected in the first column)(3)
Equity compensation plans approved by securityholders	11,790,119	$14.56	8,151,718
(1)	Total includes 10,828,957 stock options and 119,241 share-settled stock appreciation rights under the Company’s 2013 Stock Incentive Plan and 834,836 stock options and 7,085 share-settled stock appreciation rights under the Company’s 2017 Omnibus Incentive Plan.
(2)	The weighted average exercise prices for the Company’s 2017 Omnibus Incentive Plan relates only to stock options. The calculation of the weighted average exercise price does not include outstanding equity awards that are received or exercised for no consideration.
(3)	These shares are available for grant as of December 31, 2018 under the Company’s 2017 Omnibus Incentive Plan. This includes 8,550,000 shares initially authorized for issuance under the Company’s 2017 Omnibus Incentive Plan and shares subject to awards under the Company’s 2013 Stock Incentive Plan that expired or were otherwise forfeited or terminated in accordance with their terms without the delivery of shares of the Company’s common stock in settlement thereof.
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in our definitive proxy statement for the 2019 Annual Meeting of Stockholders and is incorporated herein by reference. We will file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days of the fiscal year ended December 31, 2018.

ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item will be included in our definitive proxy statement for the 2019 Annual Meeting of Stockholders and is incorporated herein by reference. We will file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days of the fiscal year ended December 31, 2018.

PART IV

ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULE

Financial Statements, Financial Statement Schedule and Exhibits

The consolidated financial statements listed in the accompanying index to consolidated financial statements are filed as part of this Annual Report on Form 10-K.

All financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements and notes thereto.

The exhibits listed in the accompanying exhibit index are filed as part of this Annual Report on Form 10-K.

Schedule to Consolidated Financial Statements

Schedule I – Condensed Financial Statements Gardner Denver Holdings, Inc. (Parent Company Only)	115

Exhibits

Exhibit Number	Exhibit Description
3.1
Second Amended and Restated Certificate of Incorporation of Gardner Denver Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on May 17, 2017 (File no. 001-38095))

3.2	Amended and Restated Bylaws of Gardner Denver Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on May 17, 2017 (File no. 001-38095))
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 filed on May 3, 2017 (File no. 333-216320))
4.2
Amended and Restated Registration Rights Agreement, dated as of May 17, 2017, by and among KKR Renaissance Aggregator L.P.; KKR Renaissance Aggregator GP LLC; Gardner Denver Holdings, Inc. and each of the other parties thereto (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on May 17, 2017 (File no. 001-38095))

10.1†
2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.2
Senior Secured Credit Agreement, dated as of July 30, 2013, among Renaissance Acquisition Corp., the foreign borrowers described therein, Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.), UBS AG, Stamford Branch, as administrative agent, and other agents and lenders party thereto (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.3
Amendment No. 1, dated as of March 4, 2016, to the Senior Secured Credit Agreement, among Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.), Gardner Denver, Inc., GD German Holdings II GmbH (as successor in interest to Gardner Denver Holdings GmbH & Co. KG), GD First (UK) Limited, UBS AG, Stamford Branch, as administrative agent, and other agents and lenders party thereto (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.4
Amendment No. 2, dated as of August 17, 2017, to the Senior Secured Credit Agreement, among Gardner Denver Holdings, Inc., Gardner Denver, Inc., GD German Holdings II GmbH, GD First (UK) Limited, UBS AG, Stamford Branch, as administrative agent, and the other parties and lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 18, 2017 (File no. 001-38095))

10.5
Amendment No. 3, dated as of December 13, 2018, to the Senior Secured Credit Agreement dated as of July 30, 2013, among Gardner Denver Holdings, Inc., Gardner Denver, Inc., GD German Holdings II GmbH, GD First (UK) Limited, UBS AG, Stamford Branch, as administrative agent, and the other parties and lenders part thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 14, 2018 (File no. 001-38095)

10.6
Pledge Agreement, dated as of July 30, 2013, among Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.), Renaissance Acquisition Corp., the subsidiary pledgors identified therein and UBS AG, Stamford Branch, as collateral agent (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.7
Security Agreement, dated as of July 30, 2013, among Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.), Renaissance Acquisition Corp., the subsidiary grantors identified therein and UBS AG, Stamford Branch, as collateral agent (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.8
Guarantee Agreement, dated as of July 30, 2013, among Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.), the subsidiary guarantors identified therein and UBS AG, Stamford Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

Exhibit Number	Exhibit Description
10.9
Receivables Financing Agreement, dated as of May 17, 2016, by and among Gardner Denver Finance II LLC, Gardner Denver, Inc., as initial servicer, the various lenders and LC participants from time to time party thereto, PNC Bank, National Association, as LC bank and administrative agent, and PNC Capital Markets LLC, as structuring agent. (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.10
Indemnification Agreement, dated as of July 30, 2013, by and among KKR Renaissance Aggregator L.P.; KKR Renaissance Aggregator GP LLC; Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.); Gardner Denver, Inc. and Kohlberg Kravis Roberts & Co. L.P. (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.11
Stockholders Agreement, dated as of May 17, 2017, between Gardner Denver Holdings, Inc. and KKR Renaissance Aggregator L.P. (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on May 17, 2017 (File no. 001-38095))

10.12†	Form of Management Stockholder’s Agreement (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))
10.13†	Form of Director Stockholder’s Agreement (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))
10.14	Form of Advisor Stockholder’s Agreement (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))
10.15†
Form of Director Stock Option Agreement under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.16†
Form of Management Stock Option Agreement (December 2013) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.17†
Form of Management Stock Option Agreement (May 2015) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.18†
Form of Management Stock Option Agreement (May 2016, 3 year vesting) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.19†
Form of Management Stock Option Agreement (May 2016, 5 year vesting) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.20†
Form of Management Stock Option Agreement (December 2016) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.21†
Form of Amendment to Stock Option Agreement or Stock Appreciation Right Agreement under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.22†
Stock Option Agreement, dated as of March 7, 2014, under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) between Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and Andrew Schiesl (incorporated by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

Exhibit Number	Exhibit Description
10.23†	Form of Sale Participation Agreement (incorporated by reference to Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))
10.24†
Offer Letter, dated April 17, 2015, between Vicente Reynal and Gardner Denver, Inc. (incorporated by reference to Exhibit 10.25 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.25†
Offer Letter, dated November 19, 2015, between Vicente Reynal and Gardner Denver, Inc. (incorporated by reference to Exhibit 10.26 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.26†
Offer Letter, dated November 18, 2015, between Todd Herndon and Gardner Denver, Inc. (incorporated by reference to Exhibit 10.27 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.27†
Offer Letter, dated September 2, 2016, between Todd Herndon and Gardner Denver, Inc. (incorporated by reference to Exhibit 10.28 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.28†
Offer Letter, dated November 25, 2013, between Gardner Denver, Inc. and Andy Schiesl (incorporated by reference to Exhibit 10.31 to the Registrant’s Registration Statement on Form S-1 filed on February 28, 2017 (File no. 333-216320))

10.29†
Employment Contract, dated September 11, 2018 between Gardner Denver Deutschland GmbH and Enrique Miñarro Viseras (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on October 29, 2018 (File No. 001-38095))

10.30†
Offer Letter, dated December 18, 2015, between Gardner Denver, Inc. and Neil Snyder (incorporated by reference to Exhibit 10.39 to the Registrant’s Annual Report on Form 10-K filed on February 16, 2018 (File No. 001-38095))

10.31†	2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on May 17, 2017 (File no. 001-38095))
10.32
Monitoring Fee Termination Agreement, dated as of May 17, 2017, between Gardner Denver Holdings, Inc. Kohlberg Kravis Roberts & Co. L.P. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 17, 2017 (File no. 001-38095))

10.33†
Form of Restricted Stock Unit Grant Notice and Agreement (2018) under the Gardner Denver Holdings, Inc. 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on April 27, 2018 (File No. 001-38095))

10.34†
Form of Director Restricted Stock Unit Grant Notice and Agreement under the Gardner Denver Holdings, Inc. 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on April 27, 2018 (File no. 001-38095))

10.35†
Form of Stock Option Grant Notice and Agreement under the Gardner Denver Holdings, Inc. 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.42 the Registrant’s Annual Report on Form 10-K filed on February 16, 2018 (File no. 001-38095))

10.36†	Gardner Denver, Inc. Supplemental Excess Defined Contribution Plan (January 1, 2019 Restatement)
10.37†	Transition Agreement, dated as of February 27, 2019, between Gardner Denver, Inc. and Philip T. Herndon
21	Subsidiaries of Gardner Denver Holdings, Inc. as of December 31, 2018
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a)
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
†	Identifies exhibits that consist of a management contract or compensatory plan or arrangement.
ITEM 16.	FORM 10-K SUMMARY

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf on the 27th day of February 2019, by the undersigned, thereunto duly authorized.

Gardner Denver Holdings, Inc.

By:	/s/ Vicente Reynal
Name: Vicente Reynal
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on the 27th day of February 2019 by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Capacity

/s/ Vicente Reynal	Chief Executive Officer and Director (principal executive officer), Director
Vicente Reynal

/s/ Neil D. Snyder	Vice President and Chief Financial Officer (principal financial officer)
Neil D. Snyder

/s/ Michael J. Scheske	Vice President and Corporate Controller (principal accounting officer)
Michael J. Scheske

/s/ Peter Stavros	Director
Peter Stavros

/s/ Brandon F. Brahm	Director
Brandon F. Brahm

/s/ William P. Donnelly	Director
William P. Donnelly

/s/ William E. Kassling	Director
William E. Kassling

/s/ Michael V. Marn	Director
Michael V. Marn

/s/ Nickolas Vande Steeg	Director
Nickolas Vande Steeg

/s/ Joshua T. Weisenbeck	Director
Joshua T. Weisenbeck

/s/ Elizabeth Centoni	Director
Elizabeth Centoni

/s/ Marc E. Jones	Director
Marc E. Jones

SCHEDULE 1 – GARDNER DENVER HOLDINGS, INC
(PARENT COMPANY ONLY)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Dollars in millions)

	For the Years Ended December 31,
	2018	2017	2016
Revenues	$—	$—	$—
Cost of sales	—	—	—
Gross Profit	—	—	—
Operating costs	(1.2)	19.5	12.9
Other operating expense, net	(22.4)	175.0	—
Operating Income (Loss)	23.6	(194.5)	(12.9)
Interest income	41.8	20.7	—
Income (Loss) Before Income Taxes	65.4	(173.8)	(12.9)
Income tax provision (benefit)	3.4	(16.1)	(4.5)
Income (Loss) of Parent Company	62.0	(157.7)	(8.4)
Equity in undistributed income (loss) of subsidiaries	207.4	176.1	(28.2)
Net Income (Loss)	269.4	18.4	(36.6)
Other comprehensive (loss) income	(47.5)	142.6	(76.8)
Comprehensive Income (Loss)	$221.9	$161.0	$(113.4)

SCHEDULE 1 – GARDNER DENVER HOLDINGS, INC
(PARENT COMPANY ONLY)
BALANCE SHEETS
(Dollars in millions)

	As of December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$1.0	$0.2
Total current assets	1.0	0.2
Equity in net assets of subsidiaries	781.9	605.9
Intercompany receivables	885.7	865.1
Deferred tax assets	15.5	22.2
Total assets	$1,684.1	$1,493.4

Liabilities and Stockholders’ Equity
Other liabilities	$8.1	$16.6
Total liabilities	8.1	16.6
Stockholders’ equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 201,051,291 and 198,377,237 shares issued at December 31, 2018 and December 31, 2017, respectively	2.0	2.0
Capital in excess of par value	2,282.7	2,275.4
Accumulated deficit	(308.7)	(577.8)
Treasury stock at cost; 2,881,436 and 2,159,266 shares at December 31, 2018 and 2017, respectively	(53.0)	(23.0)
Accumulated other comprehensive loss	(247.0)	(199.8)
Total Gardner Denver Holdings, Inc. stockholders’ equity	1,676.0	1,476.8
Total liabilities and stockholders’ equity	$1,684.1	$1,493.4

SCHEDULE 1 – GARDNER DENVER HOLDINGS, INC
(PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	For the Years Ended December 31,
	2018	2017	2016

Cash Flows From Operating Activities:
Net cash provided by operating activities	$55.0	$9.2	$11.1

Cash Flows From Investing Activities:
Advances to subsidiaries	(20.3)	(899.3)	$—
Net cash used in investing activities	(20.3)	(899.3)	—

Cash Flows From Financing Activities:
Proceeds from stock option exercises	6.8	—	—
Purchases of treasury stock	(40.7)	(3.6)	(14.1)
Proceeds from the issuance of common stock	—	893.6	3.3
Net cash provided by (used in) financing activities	(33.9)	890.0	(10.8)
Increase (decrease) in cash and cash equivalents	0.8	(0.1)	0.3
Cash and cash equivalents, beginning of year	0.2	0.3	—
Cash and cash equivalents, end of year	$1.0	$0.2	$0.3

SCHEDULE I - GARDNER DENVER HOLDINGS, INC.
(PARENT COMPANY ONLY)
NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation

On July 30, 2013, Gardner Denver, Inc. was acquired by an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”). The acquisition (also referred to as the “Merger”) was effected by the merger of Renaissance Acquisition Corp. with and into Gardner Denver, Inc., with Gardner Denver, Inc. being the surviving corporation. As a result of the Merger, Gardner Denver, Inc. became a wholly-owned subsidiary of Gardner Denver Holdings, Inc. (formerly Renaissance Parent Corp.)

Gardner Denver Holdings, Inc. Parent Company only financial information has been derived from its consolidated financial statements and should be read in conjunction with the consolidated financial statements included in this report. The accounting policies for the registrant are the same as those described in Note 1 “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this Form 10-K.

2. Subsidiary Transactions

Investment in Subsidiaries

Gardner Denver Holdings, Inc.’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries.

Dividends and Capital Distributions

There were no dividends received from subsidiaries during the years ended December 31, 2018, 2017 and 2016.

3. Debt

A discussion of long-term debt, including the five-year debt maturity schedule, can be found in Note 10 “Debt” to our audited consolidated financial statements included elsewhere in this Form 10-K. Gardner Denver Holdings, Inc. had no long-term debt obligations as of December 31, 2018 and 2017.

4. Contingencies

For a summary of contingencies, see Note 19 “Contingencies” to our audited consolidated financial statements included elsewhere in this Form 10-K.

Exhibit 10.36

GARDNER DENVER, INC.
SUPPLEMENTAL EXCESS
DEFINED CONTRIBUTION PLAN
(January 1, 2019 Restatement)

GARDNER DENVER, INC.
SUPPLEMENTAL EXCESS
DEFINED CONTRIBUTION PLAN
(January 1, 2019 Restatement)
10.5	Forfeiture for Cause	16
10.6	Claims of Other Persons	16
10.7	Severability	16
10.8	Governing Law	17
10.9	Tax Withholding	17
10.10	Offset	17
10.11	Claims Review Procedure	17

i

GARDNER DENVER, INC. SUPPLEMENTAL EXCESS
DEFINED CONTRIBUTION PLAN
(January 1, 2019 Restatement)
WHEREAS, effective as of March 1, 1994, Gardner Denver, Inc. (heretofore known as Gardner Denver Machinery Inc. and hereinafter referred to as the “Company”) established a supplemental retirement plan for the benefit of a select group of management or highly compensated employees employed by the Company or an Affiliate thereof whose benefits under the Gardner Denver, Inc. Retirement Savings Plan are limited by the provisions of Section 401(a)(17) or Section 415 of the Internal Revenue Code of 1986, as amended, or are reduced otherwise due to participation in a deferred compensation program; and

WHEREAS, effective as of September 1, 1998, the Plan was amended and restated; and

WHEREAS, effective as of January 1, 2008, the Plan was amended and restated to incorporate the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and to make certain other changes;

WHEREAS, effective as of December 31, 2016, the Plan was amended and restated to incorporate amendments made since 2008 and to make certain other changes to reflect the Plan’s administration as in effect in 2016;

WHEREAS, effective as of December 2017, the Plan was amended and restated to make certain revisions; and

WHEREAS, the Company desires to amend and restate the Plan as of January 1, 2019, as permitted by Article VIII of the Plan, to permit participants to (1) make a separate time and form of distribution election for each calendar year’s deferrals and matching contributions, (2) elect a separate time and form of distribution for deferrals of bonuses that differs from the participant’s election that applies to other forms of compensation, and (3) elect in-service distributions.

NOW, THEREFORE, the Plan is hereby amended and restated in the manner hereinafter set forth, except that where an earlier date is indicated, and the context so requires, the Plan is amended effective as of such earlier date with respect to such provisions and, notwithstanding the effective date of this amended and restated Plan, the Administrator may implement administrative changes necessary to effectuate the Plan changes prior to such date (such as providing open enrollment forms consistent with the changes described in the Plan).

ARTICLE I
DEFINITIONS
1.1	Definitions

Except as otherwise required by the context, the terms used in the Plan shall have the meaning hereinafter set forth.
The term “401(k) Plan” shall mean the Gardner Denver Retirement Savings Plan or any successor thereto, as amended from time to time.
The term “Administrator” shall mean the Committee or a person to whom the Committee has delegated its powers under this Plan to the extent of such delegation.
The term “Affiliate” shall mean any member of a controlled group of corporations (as determined under Section 414(b) of the Code) of which the Company is a member; any member of a group of trades or businesses under common control (as determined under Section 414(c) of the Code) with the Company; and any member of an affiliated service group (as determined under Section 414(m) of the Code) of which the Company is a member.
The term “Basic Contributions” shall mean Pre-Tax and Roth Matched Contributions under the 401(k) Plan.
The term “Beneficiary” shall mean the person(s) who shall be entitled to receive a distribution hereunder in the event a Participant dies before his or her interest under the Plan has been distributed to him in full.  The Participant shall be entitled to make (and change) a Beneficiary designation in accordance with the procedures established by the Company.
The term “Board” shall mean the board of directors of the Company.
The term “Cause” shall mean (1) violation of any employment, non-compete, confidentiality or other agreement in effect with the Company or any Affiliate, or the Company’s or an Affiliate’s code of ethics, as then in effect, (2) conduct rising to the level of gross negligence or willful misconduct in the course of employment with the Company or an Affiliate, (3) commission of an act of dishonesty or disloyalty involving the Company or an Affiliate, or taking any action which damages or negatively reflects on the reputation of the Company or an Affiliate, (4) failure to comply with applicable laws relating to trade secrets, confidential information or unfair competition or a violation of any other federal, state, or local law in connection with the Participant’s employment or service, (5) breach of any fiduciary duty to the Company or an Affiliate, or (6) conviction of a felony.
The term “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.  Reference to a section of the Code shall include such section and any comparable sections of any future legislation that amends, supplements, or supersedes such section, and any regulations thereunder.
The term “Committee” shall mean the Compensation Committee of the board of directors of Gardner Denver Holdings, Inc.
The term “Company” shall mean Gardner Denver, Inc., its corporate successors, and the surviving corporation resulting from any merger of Gardner Denver, Inc. with any other corporation or corporations.
2

The term “Compensation” shall mean:
(1) the total wages and salary, including overtime payments, commissions, performance-based bonuses and other monetary remuneration, if any, which is included in a Participant’s gross pay with respect to a month for services rendered to an Employer, but excluding any relocation expense reimbursements (including mortgage interest differentials) or other expense allowances or similar items, foreign service premiums and allowances, severance pay (whether paid periodically or in a lump sum), and amounts received in connection with any equity compensation (whether received upon grant, exercise or otherwise), plus
(2) Basic Contributions made on behalf of such Participant on a pre-tax basis under the 401(k) and Supplemental Basic Contributions credited to such Participant under Section 3.1(1) of the Plan.
The term “Employer” shall mean the Company as well as any Affiliate which may adopt the Plan in accordance with the provisions of Article IX.
The term “MIP” shall mean the Gardner Denver, Inc. Management Incentive Program, or such successor or other bonus program specified by the Company in its discretion.
The term “Participant” shall mean any employee of an Employer or any other individual who participates in the Plan pursuant to Article II of the Plan.  Where the context so requires, a Participant also means a former employee or Beneficiary entitled to receive a benefit hereunder.
The term “Plan” shall mean the Gardner Denver, Inc. Supplemental Excess Defined Contribution Plan as set forth herein, as it may be amended from time to time.

The term “Separate Account” shall mean each of the accounts maintained in the name of a Participant pursuant to Section 4.1 of the Plan.
The term “Specified Employee” means a specified employee determined in accordance with the meaning of such term under Code Section 409A.  The Company shall determine whether an individual is a Specified Employee by applying reasonable specified employee identification procedures set forth in a resolution of the Committee.
The term “Supplemental Basic Account” shall mean the Separate Account to which Supplemental Basic Contributions and Supplemental MIP Contributions are credited in accordance with the provisions of Sections 3.1 and 4.1 of the Plan.
The term “Supplemental Basic Contributions” shall mean the pre-tax contributions deducted from the Participant’s Compensation pursuant to Section 3.1(1) of the Plan.
The term “Supplemental Matching Account” shall mean the Separate Account to which Supplemental Matching Contributions are credited in accordance with the provisions of Sections 3.2 and 4.1 of the Plan.
The term “Supplemental Matching Contributions” shall mean the Employer contributions credited to a Participant under the Plan pursuant to Section 3.2.
The term “Supplemental MIP Contributions” shall mean the contributions deducted from the Participant’s MIP payment in accordance with the provisions of Section 3.1(2) of the Plan.
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The term “Supplemental Non-Elective Account” shall mean the Separate Account to which Supplemental Non-Elective Contributions are credited in accordance with the provisions of Sections 3.3 and 4.1 of the Plan.
The term “Supplemental Non-Elective Contributions” shall mean the contributions credited under the Plan pursuant to Section 3.3 of the Plan to each Participant who participated in the Gardner Denver, Inc. Supplemental Excess Defined Benefit Plan on October 31, 2006 and each such other Participant, if any, as may be so designated by the Chief Executive Officer of the Company and/or the Board (or a committee thereof) as eligible to have such Supplemental Non-Elective Contributions credited to his or her Supplemental Non-Elective Account.  Notwithstanding the foregoing, a Participant who was hired or rehired on or after July 30, 2013 shall not be eligible to receive Supplemental Non-Elective Contributions.
The term “Termination” shall mean a termination of services from the Company and its Affiliates for any reason.  A Participant shall be deemed to have terminated services if the Company and the Participant reasonably anticipate a permanent reduction in his or her level of bona fide services to a level less than twenty-one percent (21%) of the average level of bona fide services provided by the Participant in the immediately preceding 36-month period.  Notwithstanding the preceding sentence, no termination of services shall occur (1) while the Participant is on military leave, sick leave, or other bona fide leave of absence which does not exceed six months or such longer period during which the Participant retains a right to reemployment with the Company pursuant to law or by contract; or (2) while the Participant is on a leave of absence due to a medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of six months or more and results in the Participant being unable to perform services for the Company in his or her position or a substantially similar position and such leave does not exceed 29 months.  A leave of absence will be a bona fide leave of absence only if there is a reasonable expectation that the Participant will return to perform services for the Company.  A Participant who transfers employment to any subsidiary of the Company or other entity in which the Company has a fifty percent (50%) or greater ownership interest shall be deemed not to have terminated employment as long as such Participant is an employee of such a subsidiary or entity.  Such term shall be construed in a manner consistent with Section 409A of the Code.
1.2        Construction Where necessary or appropriate to the meaning hereof, the singular shall be deemed to include the plural, the plural to include the singular, the masculine to include the feminine, and the feminine to include the masculine.
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ARTICLE II
ELIGIBILITY
2.1	Eligibility.

(1) Any employee of an Employer in a Salary Grade 20 or higher position is automatically eligible to participate in the Plan.
(2) Any other person that the Administrator selects for participation in the Plan shall be eligible to participate, effective upon the date the Administrator selects such person for participation.
(3) Notwithstanding the foregoing, any individual who, prior to December 1, 2017 was a Participant in the Plan shall remain eligible until such individual’s Termination, or until the Administrator decides otherwise.
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ARTICLE III
SUPPLEMENTAL CONTRIBUTIONS
3.1	Employee Pre-tax Contributions

(1) Supplemental Basic Contributions.  As soon as practicable after the end of each pay period, the Supplemental Basic Accounts (pre-tax) of each Participant shall be credited with Supplemental Basic Contributions equal to the Basic Contributions that would have been contributed to the 401(k) Plan on his or her behalf for such pay period except for the provisions of Sections 401(k), 401(a)(17), 402(g) and Section 415 of the Code and that were deferred from his or her Compensation in accordance with a duly executed and filed Compensation reduction authorization form; provided, that:
(a) In no event shall Supplemental Basic Contributions, when added to the amount of Basic Contributions for such Participant for such pay period under the 401(k) Plan, exceed the maximum percentage of such Participant’s Compensation permitted to be deferred under the 401(k) Plan on behalf of such Participant.
(b) A Participant’s election to participate in this Plan must be properly filed, as prescribed by the Company, but in no event later than the day immediately preceding the first day of the calendar year to which it relates.  Notwithstanding the foregoing, the Company may, in its sole discretion, permit deferral elections at other times to the extent consistent with Code Section 409A.
(c) A Participant’s election shall be irrevocable with respect to Compensation earned during the calendar year (or other period) to which the election relates. A Participant’s election to defer compensation shall not carry over from year to year unless otherwise allowed by the Administrator in its sole discretion.
(d) In no event shall the election with respect to Supplemental Basic Contributions include any portion of any Compensation payable under the MIP.
(2) Supplemental MIP Contributions.  A Participant shall be permitted to make a separate election to defer all or a portion of his or her Compensation payable under the MIP.  A Participant’s Supplemental Basic Account shall be credited, as soon as practicable after the date the MIP amount is payable, with the amount deferred hereunder in accordance with the following, as determined by the Company:
(a) A Participant’s MIP election may be made at the same time as the Supplemental Basic Contributions election is made pursuant to subsection (1)(b).
(b) To the extent the MIP provides for performance-based compensation as determined under Section 409A of the Code, the Company may permit a Participant to make an election no later than six months before the end of the applicable performance period, provided that the Participant performs services continuously from the later of the beginning of such performance period or the date the performance criteria are established through the date an election is made under this Section and provided further that in no event may an election to defer compensation payable under the MIP be made after such Compensation has become readily ascertainable.
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(c) A Participant’s MIP election shall be irrevocable with respect to Compensation earned under the MIP for the calendar year (or other period) to which the election relates.  A Participant’s MIP election shall not carry over from year to year unless otherwise allowed by the Administrator in its sole discretion.
(3) Other Compensation Contributions.  A Participant shall be permitted to make a separate election to defer any other compensation that the Administrator designates is eligible for deferral hereunder.

(4) Rules for Deferrals.  All elections to defer shall be made in such form and at such times as are determined by the Company.  If a Participant elects to defer more than ninety percent (90%) of his or her MIP payment, then such deferral shall be made after applicable FICA taxes are deducted therefrom.
(5) Cancellation of Deferral Elections.  If the Administrator determines that a Participant’s deferral elections made according to this Section 3.1 must be cancelled for the Participant to receive a hardship distribution under the 401(k) Plan (or any other 401(k) plan maintained by the Company or an Affiliate), then the Participant’s deferral election(s) shall be cancelled.  A Participant whose deferral election(s) are canceled pursuant to this subsection (5) may make new deferral elections with respect to future calendar years, unless otherwise prohibited by the Company.
3.2      Supplemental Matching Contributions.  As soon as practicable after the end of each pay period, the Supplemental Matching Account of each Participant shall be credited with Supplemental Matching Contributions equal to the amount that would have been contributed by his or her Employer under the 401(k) Plan for such pay period as matching contributions if Basic Contributions had been contributed thereunder in the amount of the Supplemental Basic Contributions and Supplemental MIP Contributions credited under this Plan on such Participant’s behalf for such pay period without regard to the limitations under Sections 401(k), 401(a)(17), 402(g) and Section 415 of the Code.
3.3        Supplemental Non-Elective Contributions. As of each pay date prior to January 1, 2015, the Supplemental Non-Elective Account of each Participant who was hired or rehired before July 30, 2013 and who had been designated by the Chief Executive Officer of the Company and/or the Board (or a committee thereof), in his and/or its sole discretion, as being eligible to receive Supplemental Non-Elective Contributions credits shall be credited with Supplemental Non-Elective Contributions equal to twelve percent (12%) of such Participant’s Compensation which, when added to such Participant’s Compensation for all prior pay periods during the calendar year, is in excess of the limitation set forth in Code Section 401(a)(17).  A Participant who was hired or rehired on or after July 30, 2013 shall not be eligible to receive Supplemental Non-Elective Contributions.  No Supplemental Non-Elective Contributions shall be made after 2014.
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ARTICLE IV
SEPARATE ACCOUNTS
4.1        Types of Separate Accounts.  Each Participant shall have established in his or her name Separate Accounts for each calendar year with respect to which contributions are made, which Separate Accounts shall reflect the type of contributions described below as well as any earnings (or losses) credited thereon pursuant to Section 4.2.  Such Separate Accounts shall be as follows:
(1) a Supplemental Basic Account, which shall reflect the Supplemental Basic Contributions credited to a Participant pursuant to Section 3.1(1), the Supplemental MIP Contributions credited to a Participant under Section 3.1(2) for periods prior to January 1, 2019, and any other compensation contributions credited to a Participant under Section 3.1(3);
(2) a Supplemental MIP Account, which shall reflect the Supplemental MIP Contributions credited to a Participant under Section 3.1(2) for periods from and after January 1, 2019;
(3) a Supplemental Matching Account, which shall reflect the Supplemental Matching Contributions credited to a Participant pursuant to Section 3.2; and
(4) a Supplemental Non-Elective Account, which shall reflect the Supplemental Non-Elective Contributions credited to a Participant pursuant to Section 3.3.
The Separate Accounts may include one or more sub-accounts to reflect the time and form of payment applicable to the balance in such sub-account.
4.2         Deemed Investments.  All Separate Accounts of a Participant shall be deemed each business day to be credited with earnings (and losses) equal to the earnings and losses in such investment(s) as may be permitted by the Company from time to time and as the Participant may elect in such form, time and manner as the Company may prescribe.  Investments in which the Separate Accounts may be permitted to be deemed invested in accordance with this Section shall be substantially similar in the aggregate to those available under the 401(k) Plan, but in no event may they be permitted to be deemed invested in the common stock of the Company.
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ARTICLE V
DISTRIBUTION
5.1        Vesting.  Subject to Section 10.5, a Participant shall be 100 percent vested in the balance credited to all of his or her Separate Accounts other than the Supplemental Non-Elective Account.  A Participant shall be vested in the balance of his or her Supplemental Non-Elective Account based on Years of Vesting Service, as determined under the 401(k) Plan, in accordance with the following schedule:
Full Years of Vesting Service	Vested Interest

Less than 3 Years 3 Years or More	0% 100%

5.2         Time and Form of Payment Elections.  The vested balance credited to each Separate Account of a Participant allocable to contributions made with respect to one or more calendar years shall be distributed to such Participant at the time and in the form elected by the Participant for such calendar year(s).
(1) Elections for Distributions Following Termination.  Except as otherwise provided in Section 5.3, a Participant may elect, in accordance with such procedures as the Company may establish from time to time, to have his or her vested balance distributed in either:
(a) a single lump sum payment within ninety (90) days following the date the Participant Terminates;
(b) a single lump sum payment payable on March 1 of the calendar year following the calendar year in which the Participant Terminates, or as soon as practicable thereafter;
(c) with respect to contributions made for periods after December 31, 2017, five (5) annual installment payments, commencing within ninety (90) days following the date the Participant Terminates; or
(d) with respect to contributions made for periods after December 31, 2017, ten (10) annual installment payments, commencing within ninety (90) days following the date the Participant Terminates.
(2) Elections for In-Service Distributions.  With respect to contributions made for periods after December 31, 2018, a Participant may, in addition to the elections described in Section 5.2(1)(a)-(d), elect, in accordance with such procedures as the Company may establish from time to time, to have his or her vested balance distributed in any of the following:
(a) a single lump sum payment within ninety (90) days following a date specified by the Participant in his or her election, provided such date occurs prior to the date the Participant Terminates;

(b) five (5) annual installment payments commencing within ninety (90) days following a date specified by the Participant in his or her election, provided such date occurs prior to the date the Participant Terminates; or
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(c) ten (10) annual installment payments commencing within ninety (90) days following a date specified by the Participant in his or her election, provided such date occurs prior to the date the Participant Terminates.
Any specified date elected by the Participant must be at least one full year following the date on which the contribution is made, and, if the Participant Terminates prior to the specified date, then the Participant’s vested balance shall be distributed pursuant to Section 5.2(1).  For clarity, if the Participant Terminates any time after the specified date, then the Participant’s vested balance shall continue to be distributed pursuant to the Participant’s election under this Section 5.2(2) notwithstanding the Participant’s election under Section 5.2(1).
(3) Timing of Annual Installment Payments.  With respect to contributions made for periods on or before December 31, 2018, if a Participant receives a distribution in installment payments, then, after the first installment is paid, all subsequent installments will be paid in the first calendar quarter of each year beginning with the year after the year in which the first installment is paid. With respect to contributions made for periods after December 31, 2018, if a Participant receives a distribution in installment payments, then, after the first installment is paid, all subsequent installments will be paid in each applicable subsequent year on the anniversary of the date the first installment is paid.
(4) Timing of Elections.  A Participant must make an election as to the time and form of payment of contributions made with respect to any year of participation in the Plan (and any earnings thereon) at the same time as he or she files his or her deferral election for such year or at such other time, and in accordance with such procedures, as the Company may prescribe; provided that such election may in no event be made later than the day immediately preceding the first day of the year to which the election relates; and provided further that the Company may, in its sole discretion, permit deferral elections at other times to the extent permitted by Code Section 409A.  To the extent a Participant elects to make contributions with respect to a year but fails to make a timely election as to the time and form of payment of such contributions pursuant to the foregoing, such Participant will be deemed to have elected to have his or her vested balance attributable to such contributions (and any earnings thereon) distributed in a single lump sum payment within ninety (90) days following the date the Participant Terminates.   A Participant’s election as to the time and form of payment shall be irrevocable as to the amounts subject to the election as of the latest day on which the Company permits the election to be made and such election shall not carry over from year to year unless otherwise allowed by the Administrator in its sole discretion.
(5) Transition Rules for Election Provisions.  Notwithstanding anything to the contrary in the foregoing, (a) for contributions made with respect to periods prior to January 1, 2019, Participants were permitted to elect only one of the times and forms of payments in Section 5.2(1)(a)-(d), and such election applied to the Participant’s entire vested balance attributable to such contributions, and (b) a Participant who will be eligible for contributions with respect to periods after December 31, 2018 will be permitted to elect a time and form of payment for such post-2018 contributions from the options listed in Section 5.2(1) and Section 5.2(2) during the enrollment period with respect to the 2019 calendar year.
5.3         Specified Employee Restriction.  Notwithstanding the foregoing, distribution shall be made on the first payroll date which is more than six (6) months after the date of a Participant’s Termination with respect to the payment of benefits on termination of employment to a Participant who is determined to be a Specified Employee, to the extent required to avoid the adverse tax consequences to the Participant under Section 409A of the Code, or, if earlier, death.
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5.4         Preservation of Prior Distribution Rules.  If the Plan previously allowed times and forms of payment different than those currently permitted by Section 5.2, then amounts deferred prior to January 1, 2018 shall be distributed according to those times and forms of payment.
5.5        Rehired Participants. If a Participant Terminates and is subsequently rehired by the Company, then any installment payments that commenced prior to a Participant’s rehire with respect to amounts previously deferred will not be suspended by reason of the Participant’s rehire and will continue to be paid until exhausted without regard to the period of rehire.
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ARTICLE VI
BENEFICIARIES
In the event a Participant dies before his or her vested interest under the Plan has been distributed to him or her in full, any remaining vested interest shall be distributed pursuant to Article V to his or her Beneficiary.  Notwithstanding the foregoing, if (a) any designated Beneficiary predeceases the Participant (or dies at the same time as the Participant), then the portion of the vested interest that would have been paid to such Beneficiary shall instead be paid to the Participant’s estate, and (b) any designated Beneficiary dies after the Participant but before receiving his or her entire amount due hereunder, the remainder of such amount shall be paid to the Beneficiary’s estate.  Payment shall be made at the same time payment would have been made to the Participant.
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ARTICLE VII
ADMINISTRATIVE PROVISIONS
7.1           Administration.  The Plan shall be administered by the Administrator, which shall administer it in a manner consistent with the terms hereof and otherwise consistent with the administration of the 401(k) Plan, except that the Plan shall be administered as an unfunded plan not intended to meet the qualification requirements of Section 401 of the Code.
7.2          Powers and Authorities of the Administrator.  The Administrator shall have full power, authority and discretion to interpret, construe and administer the Plan and its interpretations and construction hereof, and actions hereunder, including the timing, form, amount or recipient of any payment to be made hereunder, shall be binding and conclusive on all persons for all purposes.  The Administrator may delegate any of its powers, authorities, or responsibilities for the operation and administration of the Plan to any person or committee so designated in writing by it and may employ such attorneys, agents, and accountants as it may deem necessary or advisable to assist it in carrying out its duties hereunder.  The Administrator shall not be liable to any person for any action taken or omitted in connection with the interpretation and administration of the Plan unless attributable to his or her own willful misconduct or lack of good faith.  No individual shall participate in any action or determination regarding his or her own benefits, if any, payable under the Plan.
7.3         Indemnification.  In addition to whatever rights of indemnification the Administrator may be entitled under the articles of incorporation, regulations, or by-laws of the Company, under any provision of law, or under any other agreement, the Company shall satisfy any liability actually and reasonably incurred by the Administrator, including expenses, attorneys’ fees, judgments, fines, and amounts paid in settlement, in connection with any threatened, pending, or completed action, suit, or proceeding which is related to the Administrator’s exercise or failure to exercise the powers, authority, responsibilities, or discretion provided under the Plan.
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ARTICLE VIII
AMENDMENT AND TERMINATION
The Company reserves the right to amend or terminate the Plan at any time by action of the Committee; provided, however, that no such action shall adversely affect any Participant who is receiving supplemental benefits under the Plan or whose Separate Accounts are credited with any contributions thereto, unless an equivalent benefit is provided under another plan or program sponsored by the Employer.
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ARTICLE IX
ADOPTION BY AFFILIATES
Any Affiliate of the Company which is not already an Employer may, with the consent of the Company, adopt the Plan and become the Employer hereunder by causing an appropriate written instrument evidencing such adoption to be executed pursuant to the authority of its board of directors and filed with the Company.
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ARTICLE X
MISCELLANEOUS

10.1       Non-Alienation of Benefits.  No benefit under the Plan shall at any time be subject in any manner to alienation or encumbrance.  If any Participant or Beneficiary shall attempt to, or shall, alienate or in any way encumber his or her benefits under the Plan, or any part thereof, or if by reason of his or her bankruptcy or other event happening at any time any such benefits would otherwise be received by anyone else or would not be enjoyed by him or her, then his or her interest in all such benefits shall automatically terminate and the same shall be held or applied to or for the benefit of such person, his or her spouse, children or other dependents as the Administrator may select.  As a result of this provision, a Participant may not borrow money from the Plan or otherwise pledge his or her benefits under the Plan as collateral for a loan.
10.2       Payment of Benefits to Others.  If any Participant or Beneficiary to whom a benefit is payable is unable to care for his or her affairs because of illness or accident, any payment due (unless prior claim therefor shall have been made by a duly qualified guardian or other legal representative) may be paid to the spouse, parent, brother, or sister, or any other individual deemed by the Administrator to be maintaining or responsible for the maintenance of such person.  Any payment made in accordance with the provisions of this Section 10.2 shall be a complete discharge of any liability of the Plan with respect to the benefit so paid.
10.3       Plan Non-Contractual.  Nothing herein contained shall be construed as a commitment or agreement on the part of any person employed by the Employer to continue his or her employment with the Employer, and nothing herein contained shall be construed as a commitment on the part of the Employer to continue the employment or the annual rate of compensation of any such person for any period, and all Participants shall remain subject to discharge to the same extent as if the Plan had never been established.
10.4       Funding.  In order to provide a source of payment for its obligations under the Plan, the Company may establish a trust fund.  Subject to the provisions of the trust agreement governing such trust fund, the obligation of the Employer under the Plan to provide a Participant or a Beneficiary with a benefit constitutes the unsecured promise of such Employer to make payments as provided herein, and no person shall have any interest in, or a lien or prior claim upon, any property of the Employer.
10.5       Forfeiture for Cause.  Notwithstanding any other provision of the Plan, if a Participant’s Termination is for Cause, or if it is determined by the Company after a Participant’s Termination other than for Cause that the Participant could have been Terminated for Cause had all the facts been known to the Company at the time of Termination, then the Company may determine in its sole discretion that such Participant’s Supplemental Matching Account and Supplemental Non-Elective Account under the Plan shall be forfeited and shall not be payable hereunder.
10.6       Claims of Other Persons.  The provisions of the Plan shall in no event be construed as giving any person, firm or corporation any legal or equitable right as against the Employer, its officers, employees or directors except any such rights as are specifically provided for in the Plan or are hereafter created in accordance with the terms and provisions of the Plan.
10.7      Severability.  The invalidity or unenforceability of any particular provision of the Plan shall not affect any other provision hereof, and the Plan shall be construed in all respects as if such invalid or unenforceable provision were omitted herefrom.
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10.8       Governing Law.  The provisions of the Plan shall be governed and construed in accordance with the laws of the State of Wisconsin to the extent not preempted by Federal law.
10.9       Tax Withholding.  The Company or any Affiliate shall have the right to deduct from any deferral or payment made hereunder, or from any other amount due a Participant, the amount of cash sufficient to satisfy the Company’s or Affiliate’s foreign, federal, state or local income tax withholding obligations with respect to such deferral (or vesting thereof) or payment.  In addition, if  prior to the date of distribution of any amount hereunder, the Federal Insurance Contributions Act (FICA) tax imposed under Code Sections 3101, 3121(a) and 3121(v)(2), where applicable, becomes due, the Participant’s Account balance shall be reduced by the amount needed to pay the Participant’s portion of such tax, plus an amount equal to the withholding taxes due under federal, state or local law resulting from the payment of such FICA tax, and an additional amount to pay the additional income tax at source on wages attributable to the pyramiding of the Code Section 3401 wages and taxes, but no greater than the aggregate of the FICA tax amount and the income tax withholding related to such FICA tax amount.
10.10     Offset.  The Company or any Affiliate shall have the right to offset from the benefits payable hereunder (at the time such benefit would have otherwise been paid) any amount that the Participant owes to the Company or any Affiliate without the consent of the Participant (or his or her Beneficiary, in the event of the Participant’s death).
10.11	Claims Review Procedure.

(1) A Participant or Beneficiary or other person who believes that he or she is being denied a benefit to which he or she is entitled (hereinafter referred to as “Claimant”), or his or her representative, may file a written request for such benefit with his or her local human resources representative setting forth his or her claim.  Claimant must file his or her claim no later than one (1) year after the date the payment should have been made according to the terms of this Plan.
(2) Upon receipt of a claim, the local human resources representative shall make a determination of the claim and provide written notice thereof to the Claimant within ninety (90) days of receipt of such claim.  However, the local human resources representative may extend the reply period for an additional ninety (90) days for reasonable cause.  If the reply period will be extended, the local human resources representative shall advise the Claimant in writing during the initial ninety (90)-day period indicating the special circumstances requiring an extension and the date by which the local human resources representative expects to render the benefit determination.  If the claim is denied in whole or in part, the local human resources representative will render a written opinion using language calculated to be understood by the Claimant setting forth the information required by ERISA.

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(3) Within sixty (60) days after the receipt by the Claimant of the written opinion described above, the Claimant may request in writing that the Corporate Human Resources Manager review the local human resources representative’s prior determination.  Such request must be addressed to:  Corporate Human Resources Manager, Gardner Denver, 222 East Erie Street, Suite 500, Milwaukee, WI 53202.  The Claimant or his or her duly authorized representative may submit written comments, documents, records or other information relating to the denied claim, which such information shall be considered in the review under this subsection without regard to whether such information was submitted or considered in the initial benefit determination.  The Claimant or his or her duly authorized representative shall be provided, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information which (i) was relied upon by the local human resources representative in making his or her initial claims decision, (ii) was submitted, considered or generated in the course of the local human resources representative making his or her initial claims decision, without regard to whether such instrument was actually relied upon by the local human resources representative in making his or her decision or (iii) demonstrates compliance by the local human resources representative with his or her administrative processes and safeguards designed to ensure and to verify that benefit claims determinations are made in accordance with governing Plan documents and that, where appropriate, the Plan provisions have been applied consistently with respect to similarly situated claimants.  If the Claimant does not request a review of the local human resources representative’s determination within such sixty (60)-day period, he or she shall be barred and estopped from challenging such determination.

Within a reasonable period of time, ordinarily not later than sixty (60) days, after the Corporate Human Resources Manager’s receipt of a request for review, it will review the prior determination.  If special circumstances require that the sixty (60)-day time period be extended, the Corporate Human Resources Manager will so notify the Claimant within the initial sixty (60)-day period indicating the special circumstances requiring an extension and the date by which the Corporate Human Resources Manager expects to render his or her decision on review, which shall be as soon as possible but not later than 120 days after receipt of the request for review.  The Corporate Human Resources Manager has discretionary authority to determine eligibility for benefits and to interpret the terms of the Plan.  Benefits under the Plan will be paid only if the Corporate Human Resources Manager decides in his or her discretion that the applicant is entitled to them.  The decision of the Corporate Human Resources Manager shall be final and non-reviewable unless found to be arbitrary and capricious by a court of competent review.  Such decision will be binding upon the Employer and the Claimant.  If the Corporate Human Resources Manager makes an adverse benefit determination on review, the Corporate Human Resources Manager will render a written opinion using language calculated to be understood by the Claimant setting forth the information required by ERISA.

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Exhibit 10.37

TRANSITION AGREEMENT

This Transition Agreement (this “Agreement”), dated February 27, 2019, confirms the following understandings and agreements between Gardner Denver Holdings, Inc. (the “Company”) and Todd Herndon (hereinafter referred to as “you” or “your”).

In consideration of the promises set forth herein, you and the Company agree as follows:

1.           Employment Status and Separation Payments.

(a)          You acknowledge your separation from employment and all directorships with the Company and its direct and indirect parent(s), subsidiaries, and affiliates (collectively, with the Company, the “Company Group”) effective as of February 28, 2019 (the “Termination Date”), and after the Termination Date you will not represent yourself as being an employee, officer, agent or representative of the Company or any other member of the Company Group.  With respect to the MEP Grant Documents and LTI Grant Documents (as defined on Schedule I attached hereto), your termination of employment described herein will be treated as a termination without “Cause” for all purposes thereunder.

(b)          You will be provided with payments and benefits as calculated in accordance with Schedule I attached hereto and payable in accordance with the terms therewith.

(c)          You currently hold common stock of the Company (“Common Stock”), options to purchase shares of Common Stock (“Options”) and Restricted Stock Units that will be settled in Common Stock (“RSU’s”). Subject to your compliance with the provisions of this Agreement including without limitation paragraphs 2 and 8 thru 12 below, your Common Stock, Options and RSU’s will be treated in accordance with the terms set forth in Schedule I attached hereto (the “Equity Treatment”).

(d)          The Company will also reimburse you for reasonable and customary business expenses incurred prior to the Termination Date pursuant to the terms of the Company’s business expense policy provided that you submit a completed expense reimbursement form and supporting documentation no later than thirty (30) days following the Termination Date.

(e)          You acknowledge and agree that the payment(s) and other benefits provided pursuant to this paragraph 1 are in full discharge of any and all liabilities and obligations of the Company or any other member of the Company Group to you, monetarily or with respect to employee benefits or otherwise, including but not limited to any and all obligations arising under any alleged written or oral employment agreement, policy, plan or procedure of the Company or any other member of the Company Group and/or any alleged understanding or arrangement between you and the Company or any other member of the Company Group (other than claims for accrued and vested benefits under an employee benefit, insurance, or pension plan of the Company or any other member of the Company Group (excluding any employee benefit plan providing severance or similar benefits), subject to the terms and conditions of such plan(s)).

2.           Release and Waiver of Claims.

(a)          As used in this Agreement, the term “claims” will include all claims, covenants, warranties, promises, undertakings, actions, suits, causes of action, obligations, debts, accounts, attorneys’ fees, judgments, losses and liabilities, of whatsoever kind or nature, in law, equity or otherwise.

(b)          For and in consideration of the payments and benefits described in paragraph 1 above, and other good and valuable consideration, you, for and on behalf of yourself and your heirs, administrators, executors and assigns, effective the date hereof, do fully and forever release, remise and discharge the Company, and any other member of the Company Group, together with their respective current and former officers, directors, partners, members, shareholders, fiduciaries, counsel, employees and agents (collectively, and with the Company, the “Company Parties”) from any and all claims whatsoever up to the date hereof which you had, may have had, or now have against the Company Parties, for or by reason of any matter, cause or thing whatsoever, including any claim arising out of or attributable to your employment or the termination of your employment with the Company, whether for tort, breach of express or implied employment contract, intentional infliction of emotional distress, wrongful termination, unjust dismissal, defamation, libel or slander, or under any federal, state or local law dealing with discrimination based on age, race, sex, national origin, handicap, religion, disability or sexual orientation.  This release of claims includes, but is not limited to, all claims arising under the Age Discrimination in Employment Act (“ADEA”), Title VII of the Civil Rights Act, the Americans with Disabilities Act, the Civil Rights Act of 1991, the Family Medical Leave Act and the Equal Pay Act, each as may be amended from time to time, and all other federal, state and local laws, the common law and any other purported restriction on an employer’s right to terminate the employment of employees. The parties intend the release contained herein to be a general release of any and all claims to the fullest extent permissible by law.

(c)          You acknowledge and agree that as of the date you execute this Agreement, you have no knowledge of any facts or circumstances that give rise or could give rise to any claims under any of the laws listed in the preceding paragraph.

(d)          By executing this Agreement, you specifically release all claims relating to your employment and its termination under ADEA, a United States federal statute that, among other things, prohibits discrimination on the basis of age in employment and employee benefit plans.

(e)          Notwithstanding the foregoing, nothing in this Agreement shall be a waiver of: (i) your rights with respect to payment of amounts under this Agreement, (ii) your right to benefits due to terminated employees under any employee benefit plan of the Company or any other member of the Company Group in which you participated (excluding any severance or similar plan or policy), in accordance with the terms thereof (including you rights to elect COBRA coverage), (iii) any claims that cannot be waived by law including, without limitation any claims filed with the Equal Employment Opportunity Commission, the U.S. Department of Labor, or claims under the ADEA that arise after the date of this Agreement or (iv) your right of indemnification as provided by, and in accordance with the terms of, the Company’s by-laws or a Company insurance policy providing such coverage, as any of such may be amended from time to time.

(f)          You acknowledge and agree that by virtue of the foregoing, you have waived any relief available to you (including without limitation, monetary damages, equitable relief and reinstatement) under any of the claims and/or causes of action waived in this paragraph 2. Therefore you agree that you will not accept any award or settlement from any source or proceeding (including but not limited to any proceeding brought by any other person or by any government agency) with respect to any claim or right waived in this Agreement.

3.           Knowing and Voluntary Waiver.  You expressly acknowledge and agree that you:

(a)          Are able to read the language, and understand the meaning and effect, of this Agreement;

(b)          Have no physical or mental impairment of any kind that has interfered with your ability to read and understand the meaning of this Agreement or its terms, and that you are not acting under the influence of any medication, drug or chemical of any type in entering into this Agreement;

(c)          Are specifically agreeing to the terms of the release contained in this Agreement because the Company has agreed to provide you the Severance Payment and the Benefit Continuation (each as set forth on Schedule I attached hereto), the Equity Treatment and such other benefits set forth on Schedule I (collectively, the “Consideration”), which the Company has agreed to provide because of your agreement to accept it in full settlement of all possible claims you might have or ever had, and because of your execution of this Agreement;

(d)          Acknowledge that but for your execution of this Agreement, you would not be entitled to the Consideration;

(e)          Understand that, by entering into this Agreement, you do not waive rights or claims under ADEA that may arise after the date you execute this Agreement;

(f)          Had or could have the entire Review Period in which to review and consider this Agreement, and that if you execute this Agreement prior to the expiration of the Review Period, you have voluntarily and knowingly waived the remainder of the Release Period;

(g)          Were advised to consult with your attorney regarding the terms and effect of this Agreement; and

(h)          Have signed this Agreement knowingly and voluntarily.

4.           No Suit.  You represent and warrant that you have not previously filed, and to the maximum extent permitted by law agree that you will not file, a complaint, charge or lawsuit against any of the Company Parties regarding any of the claims released herein.  If, notwithstanding this representation and warranty, you have filed or file such a complaint, charge or lawsuit, you agree that you shall cause such complaint, charge or lawsuit to be dismissed with prejudice and shall pay any and all costs required in obtaining dismissal of such complaint, charge or lawsuit, including without limitation the attorneys’ fees of any of the Company Parties against whom you have filed such a complaint, charge, or lawsuit.

5.           No Re-Employment.  You hereby agree to waive any and all claims to re-employment with the Company or any other member of the Company Group.  You affirmatively agree not to seek further employment with the Company or any other member of the Company Group (for clarity, Company Group does not include Kohlberg Kravis and Roberts & Co. L.P.).

6.           Successors and Assigns.  The provisions hereof shall inure to the benefit of your heirs, executors, administrators, legal personal representatives and assigns and shall be binding upon your heirs, executors, administrators, legal personal representatives and assigns.

7.           Severability.  If any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect.  The illegality or unenforceability of such provision, however, shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

8.           Non-Disparagement.

(a)          You agree that you will make no disparaging or defamatory comments regarding any member of the Company Group, Kohlberg Kravis & Roberts & Co. L.P. and its affiliates, or their respective current or former directors, officers or employees in any respect.

(b)          The Company agrees to promptly instruct each officer and director of the Company to refrain from making any disparaging or defamatory comments regarding you in any respect.

(c)          Notwithstanding this paragraph 8, you and the Company will be entitled to describe in general terms your responsibilities and roles while employed by the Company and that you and the Company mutually agreed to your retirement from the Company.  Your obligations and those of the Company under this paragraph 8 shall not apply to disclosures required by applicable law, regulation or order of a court or governmental agency.

9.           Cooperation.

(a)          You agree that you will provide reasonable cooperation to the Company and/or any other member of the Company Group and its or their respective counsel in connection with any investigation, administrative proceeding or litigation relating to any matter that occurred during your employment in which you were involved or of which you have knowledge.  The Company agrees to reimburse you for reasonable out-of-pocket expenses incurred at the request of the Company with respect to your compliance with this paragraph.

(b)          You agree that, in the event you are subpoenaed by any person or entity (including, but not limited to, any government agency) to give testimony or provide documents (in a deposition, court proceeding or otherwise) which in any way relates to your employment by the Company and/or any other member of the Company Group, you will give prompt notice of such request to the Company’s General Counsel, Andy Schiesl (or his/her successor or designee) and will make no disclosure until the Company and/or the other member of the Company Group have had a reasonable opportunity to contest the right of the requesting person or entity to such disclosure.

10.         Continuing Obligations.  You acknowledge, that in accordance with the terms of the MEP Grant Documents, the Omnibus Plan and LTI Grant Agreements, you are subject to certain transfer restrictions relating to Stock and Options and other restrictive covenants provided therein, and agree to comply at all time with the terms and conditions contained therein.

11.         Confidentiality.  The terms and conditions of this Agreement are and shall be deemed to be confidential, and shall not be disclosed by you or the Company to any person or entity without the prior written consent of the other party, except if required by law, and to your or the Company’s, as applicable, accountants, attorneys and/or immediate family, provided that, to the maximum extent permitted by applicable law, rule, code or regulation, they agree to maintain the confidentiality of the Agreement.

12.         Return of Property.  You agree that you will promptly return to the Company all property belonging to the Company and/or any other member of the Company Group, including but not limited to all proprietary and/or confidential information and documents (including any copies thereof) in any form belonging to the Company, Blackberry, computer, keys, card access to the building and office floors, Employee Handbook, phone card, computer user name and password, disks and/or voicemail code; provided, that you shall be entitled to retain your cell phone once all proprietary and/or confidential information and documents belonging to the Company have been removed from such devices. Your cell phone account will be transferred to you promptly following the Termination Date. You further acknowledge and agree that the Company shall have no obligation to provide the Consideration referred to in paragraph 1 above unless and until you have returned all items requested by the Company to be returned within ten (10) days of such request.

13.         Company Remedies.  In addition to any other rights or remedies the Company may have under law or equity, if you violate any of Paragraphs 8-12 hereof, the Company has the right at its sole discretion to terminate its obligation to provide the payments and benefits set forth on Schedule I and/or comply with the Equity Treatment.

14.         Non-Admission.  Nothing contained in this Agreement will be deemed or construed as an admission of wrongdoing or liability on the part of you or any member of the Company Group.

15.         Entire Agreement.  This Agreement constitutes the entire understanding and agreement of the parties hereto regarding the termination of your employment.  Except as provided in this Agreement, this Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements between the parties relating to the subject matter of this Agreement.

16.         Taxes.  The Company may withhold from any payments made under this Agreement all applicable taxes, including but not limited to income, employment, and social insurance taxes, as shall be required by law.  You acknowledge and represent that the Company has not provided any tax advice to you in connection with this Agreement and have been advised by the Company to seek tax advice from your own tax advisors regarding this Agreement and payments and benefits that may be made to you pursuant to this Agreement.

17.         Governing Law; Jurisdiction.  EXCEPT WHERE PREEMPTED BY FEDERAL LAW, THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH FEDERAL LAW AND THE LAWS OF THE STATE OF DELAWARE, APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN THAT STATE.  EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING UNDER OR IN CONNECTION WITH THIS AGREEMENT.

18.         Opportunity for Review and Acceptance. You have through the twenty-first (21st) day following the date hereof (the “Review Period”) to review and consider this Agreement. To accept this Agreement, and the terms and conditions contained herein, prior to the expiration of the Review Period, you must execute and date this Agreement where indicated below and return the executed copy of the Agreement to the Company, to the attention of the Company’s General Counsel, Andy Schiesl. Notwithstanding anything contained herein to the contrary, this Agreement will not become effective or enforceable for a period of seven (7) calendar days following the date of its execution (the “Revocation Period”), during which time you may revoke your acceptance of this Agreement by notifying the General Counsel, in writing. To be effective, such revocation must be received by the Company no later than 5:00 p.m. on the seventh (7th) calendar day following its execution. Provided that the Agreement is executed and you do not revoke it, the eighth (8th) day following the date on which this Agreement is executed shall be its effective date (the “Effective Date”). In the event of your failure to execute and deliver this Agreement prior to the expiration of the Review Period, or otherwise revoke this Agreement during the Revocation Period, this Agreement will be null and void and of no effect, and the Company will have no obligation hereunder.

*          *          *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth below.

GARDNER DENVER HOLDINGS, INC.

By:	/s/ Andrew Schiesl
Name: Andrew Schiesl
Title: Vice President, General Counsel, Chief Compliance Officer and Secretary

/s/ Philip T. Herndon
Philip T. Herndon

Dated: February 27, 2019

Schedule I

Severance Payments and Benefits

Severance Payment Calculation:

Severance Payment payable to you will be equal to $639,830.

Timing of Severance Payment:

The Severance Payment will be paid in (i) ten (10) equal monthly installments of $34,083 commencing on the first regularly scheduled payroll date following the Termination Date (the “Severance Period”) (provided, however, that any installment that would otherwise be paid prior to the Effective Date shall be deferred until the first regularly scheduled payroll date following the Effective Date); and (ii) a lump sum of $ 299,000, which will be payable to you on or before the first regularly scheduled payroll date following April 1, 2019.

Benefit Continuation:

Subject to a timely election of COBRA continuation coverage and your continued payment of the COBRA premiums, during the ten month period following the Termination Date (or such earlier time that you commence employment with another employer and are eligible for health insurance coverage at such employer), reimbursement of the COBRA premiums paid by you, less the amount of the premiums that you would have paid under the Company’s health insurance plan had you remained actively employed with the Company.

Company Provided Property:

The Company will release ownership of your company provided cell phone and cell number to you.

MIP Bonus 2018 and 2019

Your participation in any GDI bonus plan, including but not limited to the MIP, will cease as of the Termination Date.  In consideration of the pay and benefits provided to you under this Agreement, you agree you will not be eligible for any incentive earned under MIP or otherwise in 2018 or 2019.

Taxes:

All severance payments and benefits are subject to applicable withholdings per paragraph 16 of the Separation and Release Agreement to which this Schedule is attached.

Treatment of Equity:

Long Term Incentive Plan:  All equity awards granted to you under the Company’s 2017 Omnibus Incentive Plan for Key Employees (the “Omnibus Plan”) will vest in accordance with the terms thereof and the grant agreements issued thereunder (“LTI Grant Agreements”).  Notwithstanding anything to the contrary in the Omnibus Plan and LTI Grant Agreements, you may elect to exercise your vested Options for up to 90 days following the Termination Date. You acknowledge and agree that you remain subject to the terms set forth in the Omnibus Plan and LTI Grant Agreements including without limitation the restrictive covenants set forth therein.

Management Equity Plan:

1.          Vesting.  You currently have Options granted to you under the Company’s 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (f/k/a Renaissance Parent Corp.) and its Subsidiaries, the Stock Option Agreement dated as of May 10, 2016 (the “May Stock Option Agreement”) and Stock Option Agreement dated as of December 9, 2016 (the “December Stock Option Agreement”), and the Management Stockholder’s Agreement dated as of May 10, 2014 (collectively, the “MEP Grant Documents”) that are unvested as of the Termination Date (the “MEP Unvested Options”).   Notwithstanding anything to the contrary in the MEP Grant Documents, but provided you continue to comply with the terms of this Agreement (including without limitation paragraph 8-12), the MEP Unvested Options will not be forfeited on the Termination Date and instead will continue to vest in accordance with the terms of the MEP Grant Documents as if you remained an employee of the Company.

2.          Exercise Period. Notwithstanding anything to the contrary in the MEP Grant Documents, provided you continue to comply with the terms of this Agreement (including without limitation paragraph 8-12): (a) you may elect to exercise your vested Options granted under the MEP Grant Documents for up to 180 days following the Termination Date and (b) you may elect to exercise your MEP Unvested Options for up to 180 days following the date such options vest pursuant to the terms of the MEP Grant Documents.

3.          Net Exercise.  If you elect to exercise your Options, the Company hereby agrees that provided you continue to comply with the terms of this Agreement (including without limitation paragraphs 8-12), prior to the forfeiture of any such Options you may satisfy payment of the exercise price and your minimum tax withholding obligation through the withholding of shares of Common Stock in accordance with Section 4.3 of the May Stock Option Agreement and December Stock Option Agreement, as applicable.

4.          Continuing Obligations.  You acknowledge and agree that you remain subject to the terms set forth in the MEP Grant Documents, issued thereunder, including without limitation the transfer restrictions related to Stock and Options and all restrictive covenants set forth therein.

5.          Ability to Transfer Stock.  From time to time, the Company may, but is in no way obligated to, fully or partially waive the transfer restrictions set forth in the MEP Grant Documents relating to the Stock for all, or almost all, MEP participants.  The Company agrees that it will treat you the same as it treats all other MEP participants generally with respect to any such waiver.

Exhibit 21

Entity Name	Domestic Jurisdiction
Gardner Denver SudAmerica S.r.l.	Argentina
Gardner Denver Industries Pty Ltd.	Australia
CompAir GmbH	Austria
Gardner Denver Austria GmbH	Austria
Gardner Denver Intl Ltd., Mid East Reg Rep Office	Bahrain
Gardner Denver Belgium NV	Belgium
Gardner Denver Brasil Industria E Comercio de Maquinas Ltda.	Brazil
Gardner Denver Nash Brasil Industria E Comercio De Bombas Ltda	Brazil
Gardner Denver Canada Corp	Canada
DV Systems, Inc.	Canada
CompAir International Trading (Shanghai) Co Ltd	China
Gardner Denver Machinery (Shanghai) Co., Ltd.	China
Gardner Denver Nash Machinery Ltd.	China
Gardner Denver Thomas Pneumatic Systems (Wuxi) Co., Ltd.	China
Robuschi Fluid Technology (Shanghai) Co. Ltd.	China
Runtech Systems (Shanghai) Co. Ltd.	China
Shanghai CompAir Compressors Co Ltd	China
Welch Vacuum Equipment (Shanghai) Co. Ltd.	China
Gardner Denver Cyprus Investments Ltd.	Cyprus
Gardner Denver Cyprus Investments II Ltd.	Cyprus
Gardner Denver CZ + SK sro	Czech Republic
EV Group OY	Finland
Gardner Denver Oy	Finland
GD Investment KY	Finland
Runtech Systems OY	Finland
Tamrotor Kompressorit OY	Finland
Gardner Denver France SAS	France
Emco Wheaton Gmbh	Germany
Gardner Denver Bad Neustadt Real Estate GmbH & Co KG	Germany
Gardner Denver Deutschland GmbH	Germany
Gardner Denver Finance Inc & Co KG	Germany
Gardner Denver Kirchhain Real Estate GmbH & Co KG	Germany
Gardner Denver Schopfheim GmbH	Germany
Gardner Denver Schopfheim Real Estate GmbH & Co KG	Germany
Gardner Denver Thomas GmbH	Germany
Gardner Denver Thomas Real Estate GmbH & Co KG	Germany
GD German Holdings GmbH	Germany
GD German Holdings I Gmbh	Germany
GD German Holdings II GmbH	Germany
ILS Inovative Laborsysteme GmbH	Germany
TIWR Real Estate GmbH & Co. KG	Germany
Zinsser Analytik GmbH	Germany
Gardner Denver Hong Kong Investments Limited	Hong Kong
Gardner Denver Hong Kong Ltd	Hong Kong
Gardner Denver Engineered Products India Private Limited	India
Gardner Denver Italy Holdings S.r.L.	Italy
Gardner Denver S.r.l.	Italy
Garo Dott. Ing. Roberto Gabbioneta S.p.A.	Italy
Gardner Denver Japan, Ltd.	Japan
CompAir (Hankook) Korea Co. Ltd.	Korea
CompAir Korea Ltd	Korea
Gardner Denver Korea, Ltd.	Korea
GD Industrial Products Malaysia SDN. BHD.	Malaysia
Gardner Denver Nederland BV	Netherlands
Gardner Denver Nederland Investments B.V.	Netherlands
Robuschi Benelux B.V.	Netherlands
Tamrotor Marine Comp AS Norway	Norway

Gardner Denver Polska Sp z.o.o.	Poland
CompAir Far East Pte Ltd.	Singapore
Gardner Denver Nash Singapore Pte Ltd	Singapore
Gardner Denver Slovakia, s.r.o.	Slovakia
CompAir South Africa (SA) (Pty) Ltd.	South Africa
Gardner Denver Ltd. (South Africa)	South Africa
Gardner Denver Iberica, SL	Spain
Gardner Denver Sweden AB	Sweden
Gardner Denver Schweiz AG	Switzerland
Gardner Denver Taiwan Ltd.	Taiwan
Gardner Denver (Thailand) Co. Ltd.	Thailand
Gardner Denver FZE	United Arab Emirates
CompAir Acquisition (No. 2) Ltd.	United Kingdom
CompAir Acquisition Ltd.	United Kingdom
CompAir BroomWade Ltd.	United Kingdom
CompAir Finance Ltd.	United Kingdom
CompAir Holdings Limited	United Kingdom
CompAir Holman Ltd	United Kingdom
Gardner Denver Group Svcs Ltd	United Kingdom
Gardner Denver Holdings Limited	United Kingdom
Gardner Denver Industries Ltd.	United Kingdom
Gardner Denver International Ltd.	United Kingdom
Gardner Denver Ltd.	United Kingdom
GD Aria Holdings #2 Limited	United Kingdom
GD Aria Holdings Limited	United Kingdom
GD Aria Investments Limited	United Kingdom
GD First UK Ltd	United Kingdom
GD Global Holdings UK II Ltd.	United Kingdom
ILMVAC (UK) Ltd.	United Kingdom
Shanghai Compressors & Blowers Ltd.	United Kingdom
211 E. Russell Road LLC	USA
Boardwalk Enterprises, LLC	USA
DV Systems, Ltd.	USA
Emco Wheaton USA Inc	USA
Gardner Denver Finance II LLC	USA
Gardner Denver Holdings, Inc.	USA
Gardner Denver International, Inc.	USA
Gardner Denver Investments, Inc.	USA
Gardner Denver Nash LLC	USA
Gardner Denver Petroleum Pumps, LLC	USA
Gardner Denver Thomas, Inc.	USA
Gardner Denver, Inc.	USA
GD Global Holdings, Inc.	USA
GD Global Holdings II, Inc.	USA
LeRoi International Inc	USA
MP Pumps Acquisition Corp.	USA
M. P. Pumps, Inc.	USA
MPP Fluid Technology LLC	USA
Rotary Compression Technologies, Inc.	USA
Runtech Systems Inc.	USA
Thomas Industries, Inc.	USA
Tri-Continent Scientific, Inc.	USA
Zinsser NA, Inc.	USA

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-228090 on Form S-3 and No. 333-217944 on Form S-8 of our report dated February 27, 2019, relating to the financial statements and financial statement schedule of Gardner Denver Holdings, Inc., and the effectiveness of Gardner Denver Holdings, Inc’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Gardner Denver Holdings, Inc., for the year ended December 31, 2018.

/s/ DELOITTE & TOUCHE LLP
Milwaukee, WI

February 27, 2019

Exhibit 31.1

CERTIFICATION OF PERIODIC REPORT UNDER SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Vicente Reynal, certify that:

1.	I have reviewed this annual report on Form 10-K for the year ended December 31, 2018 of Gardner Denver Holdings, Inc.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 27, 2019

/s/ Vicente Reynal
Vicente Reynal
Chief Executive Officer and Director
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PERIODIC REPORT UNDER SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Neil D. Snyder, certify that:

1.	I have reviewed this annual report on Form 10-K for the year ended December 31, 2018 of Gardner Denver Holdings, Inc.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 27, 2019

/s/ Neil D. Snyder
Neil D. Snyder
Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gardner Denver Holdings, Inc. (the “Company”) on Form 10-K for the year ended December 31, 2018 filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Vicente Reynal, Chief Executive Officer and Director of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

•	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
•	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

Date: February 27, 2019

/s/ Vicente Reynal
Vicente Reynal
Chief Executive Officer and Director
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gardner Denver Holdings, Inc. (the “Company”) on Form 10-K for the year ended December 31, 2018 filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Neil D. Snyder, Vice President and Chief Financial Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

•	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
•	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

Date: February 27, 2019

/s/ Neil D. Snyder
Neil D. Snyder
Vice President and Chief Financial Officer
(Principal Financial Officer)